# PROUD PAST. BRIGHT FUTURE.



2023 Annual Report

# Financial Highlights

| **Sales** in Billions | 2023 **$2.078** | 2022 $2.012 | 2021 $1.841 |
| --- | --- | --- | --- |

**Sales by region** (2023)



| | |
| --- | --- |
| 🟨 Americas | 50% |
| ⬛ EMEA | 29% |
| ▪ Asia Pacific | 21% |

**Sales by end market** (2023)

| | |
| --- | --- |
| 🟨 General Engineering | 47% |
| ⬛ Transportation | 16% |
| ▪ Energy | 14% |
| ▪ Earthworks | 14% |
| ▫ Aerospace & Defense | 9% |

*Certain end markets have been redefined to align with our growth initiatives. A new Aerospace & Defense category includes sales from both segments, and Infrastructure's ceramics sales moved from Energy to General Engineering.*

| **Adjusted operating income** in Millions | 2023 **$199** | 2022 $224 | 2021 $143 |
| --- | --- | --- | --- |

| **Adjusted EBITDA** in Millions | 2023 **$323** | 2022 $364 | 2021 $276 |
| --- | --- | --- | --- |

| **Adjusted EPS** in Dollars | 2023 **$1.52** | 2022 $1.78 | 2021 $1.04 |
| --- | --- | --- | --- |

# Corporate Leadership

**Judith L. Bacchus**
Vice President and
Chief Administrative Officer

**Franklin Cardenas**
Vice President, Kennametal Inc.
and President, Infrastructure Segment

**Sanjay Chowbey**
Vice President, Kennametal Inc.
and President, Metal Cutting Segment

**Michelle R. Keating**
Vice President, Secretary
and General Counsel

**Dr. Carlonda R. Reilly**
Vice President and
Chief Technology Officer

**Christopher Rossi**
President and Chief Executive Officer

**Patrick Watson**
Vice President and
Chief Financial Officer

**John Witt**
Vice President and Corporate Controller

# Dear Fellow Shareholders

Fiscal 2023 marked Kennametal's 85th birthday. For more than eight decades, our employees have helped customers around the world manufacture with precision and efficiency and to build everything from airplanes and electric vehicles to construction vehicles and medical devices.

There are several keys to our longevity, including:

- **Commercial and Operational Excellence:** Our Metal Cutting and Infrastructure segments continue to make solid progress on our strategic growth initiatives to grow in underserved regions and applications within aerospace & defense, transportation (electric vehicles), general engineering, earthworks and energy. The teams are also using Lean to drive additional productivity and profitability and are hard at work increasing customer service levels while improving inventory turns.
- **Innovation:** Our innovative solutions, superior product performance and world-class application engineering continued to give us a competitive edge in the marketplace. We call this our *Innovation Advantage*. In the pages that follow you will find examples of how our products and partnership help customers transform how everyday life is built.

▶ **YEAR IN REVIEW**

In fiscal year 2023, the Kennametal team delivered organic sales growth of 9 percent and free operating cash flow of $169 million, the strongest since 2015. On a constant currency basis, we also saw growth in all regions and particularly strong growth in our aerospace & defense and energy end markets.

For the full year, we delivered on our revenue and earnings per diluted share (EPS) outlook despite macroeconomic uncertainties and headwinds from inflation, foreign exchange, supply chain disruptions and a slower recovery in China. Revenues were $2.078 billion and Adjusted EPS was $1.52. Adjusted operating income was $199 million or 9.6% margin and adjusted EBITDA was $323 million or 15.5% margin.

Throughout the year we continued our disciplined capital allocation strategy in support of returning cash to shareholders, with $49 million in share repurchases and $65 million in dividends.

▶ **ENVIRONMENTAL, SOCIAL AND GOVERNANCE**

Our Environmental, Social and Governance (ESG) strategy is focused on achieving continuous improvement in our ESG performance to build long-term value for our stakeholders. We incorporate ESG into all aspects of our strategy, business and operations. I invite you to review our latest ESG report, which you will find on the ESG page of our Investor Relations website, to see the progress we are making in environmental, health and safety (EHS), employee engagement, workforce training and development, diversity and inclusion, community engagement and other material topics.

▶ **LOOKING AHEAD**

Now as we look ahead to fiscal year 2024, we remain confident in our strategy and growth initiatives and the actions we will continue to take to improve margins. We shared the latest details on the Company's growth and innovation strategy, as well as our operational and financial targets to fiscal year 2027, at our Investor Day on September 8. Those materials are available on our Investor Relations website under News and Events.

As always, thank you for your continued support as a Kennametal investor.

Sincerely,

Christopher Rossi
President and Chief Executive Officer

# FOR 85 YEARS, Kennametal has been at the forefront of reimagining what's possible and building what's next across our end markets. When our customers have a challenge, we help find the solution so they can keep making the products the world needs to fly, drive, power and build.

## The Future of Transportation

As transportation components become increasingly more sophisticated and the requirements more stringent, manufacturers need complex tooling solutions to machine those components. From Internal Combustion Engine (ICE) production to Electric Vehicles (EV), we're leading the charge in machining solutions that drive productivity.

**The Challenge:** When customer Voith, a leading supplier of drive technologies, had a challenge to optimize its machining processes for transmission housings, our experts were there to find a solution. They needed something simple, efficient and lightweight. So we delivered:

- A multi-stage tool capable of machining multiple bores in one operation
- Two effective cutting edges to achieve a specified cycle time
- Weight of less than 12kg

## Kennametal Expertise in Generative Design and 3D Printing



Building off the success of our award-winning, 3D printed stator bore tool for electric vehicle machining and leveraging our expertise in metal additive manufacturing, plus generative design, we developed an innovative 3D printed transmission tool with KENionic™ technology for Voith that:

- Cuts weight by approximately 45% achieving weight of 11.5kg
- Reduces machining time by approximately 50%
- Provides optimized stability, stiffness, balancing and coolant supply

This is another example of successful customer collaboration to overcome challenges while improving productivity and efficiency.

Watch this tool in action on The Cool Parts Show presented by Additive Manufacturing Media on YouTube.



> **The Kennametal tool delivered outstanding quality and performance from the first use, achieving a 50% reduction in machining time, while still meeting accuracy and surface finish requirements," said Friedrich Oberländer. "Our collaboration with Kennametal clearly shows the enormous innovation potential of additive manufacturing when applied in such cooperative partnership.**

# OUR CUSTOMERS TRUST US to solve difficult problems and do tough jobs and they rely on Kennametal innovation to make it possible. We're always anticipating what's next so we can give them an unparalleled advantage. We don't just make a product – we deliver a solution.

## FY23 Innovation by the Numbers



### 20+
new innovative products
commercially launched



### 100+
patents
granted

### 1,800+
total active patents
worldwide

## Winning Innovative Partnership

*Blast Ninja™ Proprietary Nozzle Technology Delivers Improved Productivity and Enhanced Hearing Protection*

A game-changer for the abrasive blasting industry, the Blast Ninja nozzle offers a new level of performance, hearing protection and productivity. Not only is this product an important addition to our leading portfolio of abrasive blast nozzles for advanced surface preparation, it also focuses on health and safety of our customers with a solution that increases operator safety by reducing noise production while allowing them to work longer periods uninterrupted.



The proprietary technology leverages years of aero-acoustic research conducted on jet engine noise reduction and was created in partnership with the U.S. Air Force and Office of Naval Research.

## Helping Customers Take Flight: Lockheed Martin Features Kennametal Tools in Machining Guide

Our HARVI™ Solid Carbide End Mills are included as preferred products in Lockheed Martin's internal machining guide. The resource, produced by Lockheed Martin Aeronautics' Operations Technology group for internal operations and engineering, as well as global supply-chain partners, identifies the most effective parameters and processes for machining material-specific aerospace components.

We are a longtime supplier to Lockheed Martin and work closely with our aerospace customers to problem solve and deliver the utmost accuracy in machining.

A signature Kennametal brand and bestseller, HARVI end mills have been proven to deliver time and cost savings in aerospace operations with impressive metal removal rates and longer tool life.



## Celebrating 85 Years of Transforming How Everyday Life is Built

Breaking barriers in materials science is what we do. This mission started 85 years ago with our founding father, metallurgist Philip M. McKenna, and has continued ever since. After years of research, Philip created a tungsten-titanium carbide alloy for cutting tools that provided a productivity breakthrough in the machining of steel. With McKenna's innovation, Kennametal tools cut faster and lasted longer than the competition, enabling customers across industries – from transportation to aerospace – to machine metal at rates never seen before.

Today, Kennametal continues to help customers build better by transforming our operations around the world with investments in technology, equipment and people. We continue to be at the forefront of innovating and solving challenges for our customers across numerous industries like transportation, aerospace & defense, earthworks, energy and general engineering, so they can build the things we all use every day. From the cars we drive, to the roads we drive on and the energy sources that power our daily lives, Kennametal tools and solutions play a part in making it possible.

> **When it comes to making new and useful things, we are just starting to realize the possibilities.**
> – Philip McKenna, Kennametal Founder

### THEN:



**$30,000**
in first full-year sales



**12**
employees

### NOW:



**$2.08 billion**
in revenue



**8,700**
employees

 **Technology centers in U.S., Germany and India**

## Shareholder Value

In 1967 Kennametal completed its initial public offering of stock. This year we mark 56 years on the NYSE and have consistently paid a dividend to our shareholders every year ever since.



## Values Remain Steadfast

From the start, our values have always guided us and will continue to be the foundation of the work we do every day.

- **Safety:** It's first, always and everywhere
- **Respect:** We exemplify it for every person – no exceptions
- **Integrity:** Present in all that we do
- **Accountability:** To each other, our customers, shareholders, environment and community

# PROUD PAST. BRIGHT FUTURE.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## FORM 10-K

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**FOR THE FISCAL YEAR ENDED June 30, 2023**

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File Number 1-5318

## KENNAMETAL INC.
(Exact name of registrant as specified in its charter)

| **Pennsylvania** | **25-0900168** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **525 William Penn Place** | |
| **Suite 3300** | |
| **Pittsburgh,  Pennsylvania** | **15219** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(412) 248-8000**
Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol** | **Name of each exchange on which registered** |
|---|---|---|
| Capital Stock, par value $1.25 per share | KMT | New York Stock Exchange |
| Preferred Stock Purchase Rights | | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | | Accelerated filer | ☐ |
|---|---|---|---|---|
| Non-accelerated filer | ☐ | | Smaller reporting company | ☐ |
| | | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 30, 2022, the aggregate market value of the registrant's Capital Stock held by non-affiliates of the registrant, estimated solely for the purposes of this Form 10-K, was approximately $1,019,200,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant and each person who may be deemed to own beneficially more than 5% of the registrant's Capital Stock have been deemed affiliates.

As of July 31, 2023, there were 79,711,220 shares of the Registrant's Capital Stock outstanding.
**DOCUMENTS INCORPORATED BY REFERENCE**
Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III.

| Item No. | | Page |
|---|---|---|
| **PART I** | | |
| 1 | Business | 4 |
| 1A. | Risk Factors | 9 |
| 1B. | Unresolved Staff Comments | 13 |
| 2. | Properties | 13 |
| 3. | Legal Proceedings | 15 |
| 4. | Mine Safety Disclosures | 15 |
| **PART II** | | |
| 5. | Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 15 |
| 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 18 |
| 7A. | Quantitative and Qualitative Disclosures About Market Risk | 31 |
| 8. | Financial Statements and Supplementary Data | 32 |
| 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 68 |
| 9A. | Controls and Procedures | 68 |
| 9B. | Other Information | 68 |
| 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 68 |
| **PART III** | | |
| 10. | Directors, Executive Officers and Corporate Governance | 69 |
| 11. | Executive Compensation | 70 |
| 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 70 |
| 13. | Certain Relationships and Related Transactions, and Director Independence | 70 |
| 14. | Principal Accounting Fees and Services | 70 |
| **SIGNATURES** | | 71 |
| **PART IV** | | |
| 15. | Exhibits, Financial Statement Schedules | 72 |
| 16. | Form 10-K Summary | 78 |

**FORWARD-LOOKING INFORMATION**

Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For example, statements about Kennametal's outlook for earnings, sales volumes, cash flow, and capital expenditures for its fiscal year 2024, its expectations regarding future growth and any statements regarding future operating or financial performance or events are forward-looking. We have also included forward-looking statements in this Annual Report on Form 10-K ("Annual Report") concerning, among other things, our strategy, goals, plans and projections regarding our financial position, liquidity and capital resources, results of operations, market position, and product development. Any forward-looking statements are based on current knowledge, expectations and estimates that involve inherent risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, our actual results could vary materially from our current expectations. There are a number of factors that could cause our actual results to differ from those indicated in the forward-looking statements. They include: uncertainties related to changes in macroeconomic and/or global conditions, including as a result of increased inflation and Russia's invasion of Ukraine and the resulting sanctions on Russia; the adverse effects of the COVID-19 pandemic and its impacts on our business operations, financial results and financial position and on the industries in which we operate and the global economy generally; other economic recession; our ability to achieve all anticipated benefits of restructuring, simplification and modernization initiatives; Commercial Excellence growth initiatives, Operational Excellence initiatives, our foreign operations and international markets, such as currency exchange rates, different regulatory environments, trade barriers, exchange controls, and social and political instability, including the conflict in Ukraine; changes in the regulatory environment in which we operate, including environmental, health and safety regulations; potential for future goodwill and other intangible asset impairment charges; our ability to protect and defend our intellectual property; continuity of information technology infrastructure; competition; our ability to retain our management and employees; demands on management resources; availability and cost of the raw materials we use to manufacture our products; product liability claims; integrating acquisitions and achieving the expected savings and synergies; global or regional catastrophic events; demand for and market acceptance of our products; business divestitures; energy costs; commodity prices; labor relations; and implementation of environmental remediation matters. We provide additional information about many of the specific risks we face in the "Risk Factors" section of this Annual Report. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

**PART I**

**ITEM 1 - BUSINESS**

**OVERVIEW** With more than 80 years of materials expertise, Kennametal Inc. (the Company) is a global industrial technology leader, that helps customers across the aerospace and defense, earthworks, energy, general engineering and transportation end markets build their products with precision and efficiency. The Company was founded based on a tungsten carbide technology breakthrough in 1938 and was incorporated in Pennsylvania in 1943 as a manufacturer of tungsten carbide metal cutting tooling. In 1967, it was listed on the New York Stock Exchange (NYSE) with the stock ticker KMT.

The Company's core expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures. We bring together material science, technical expertise, innovation and customer service in a way that allows us to anticipate customers' needs and help them overcome problems and achieve their manufacturing objectives.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Unless otherwise specified, any reference to a "year" refers to our fiscal year ending on June 30. Unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

**BUSINESS SEGMENT REVIEW** Kennametal operates in two segments: Metal Cutting and Infrastructure. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. Sales and operating income by segment are presented in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 of this Annual Report (MD&A). Additional segment data is provided in Note 21 of our consolidated financial statements set forth in Item 8 of this Annual Report.

**METAL CUTTING** The Metal Cutting segment develops and manufactures high performance tooling and metal cutting products and services and offers an assortment of standard and custom metal cutting solutions to diverse end markets, including aerospace and defense, general engineering, energy and transportation. The products include milling, hole making, turning, threading and toolmaking systems used in the manufacture of airframes, aero engines, trucks and automobiles, ships and various types of industrial equipment. We leverage advanced manufacturing capabilities in combination with varying levels of customization to solve our customers' toughest challenges and deliver improved productivity for a wide range of applications. Metal Cutting markets its products under the Kennametal®, WIDIA®, WIDIA Hanita® and WIDIA GTD® brands through its direct sales force, a network of independent and national distributors, integrated supplier channels and digitally. Application engineers and technicians are critical to the sales process and directly assist our customers with specified product design, selection, application and support.

**INFRASTRUCTURE** Our Infrastructure segment produces engineered tungsten carbide and ceramic components, earth-cutting tools, and advanced metallurgical powders, primarily for the aerospace and defense, energy, earthworks and general engineering end markets. These wear-resistant products include compacts, nozzles, frac seats and custom components used in oil and gas and petrochemical industries; rod blanks and abrasive water jet nozzles for general industries; earth cutting tools and systems used in underground mining, trenching and foundation drilling and road milling; tungsten carbide powders for the oil and gas, aerospace and process industries; high temperature critical wear components, tungsten penetrators and armor solutions for aerospace and defense; and ceramics used by the packaging industry for metallization of films and papers. We combine deep metallurgical and engineering expertise with advanced manufacturing capabilities, such as 3D printing, to deliver solutions that drive improved productivity for our customers. Infrastructure markets its products primarily under the Kennametal® brand and sells through a direct sales force as well as through distributors.

**INTERNATIONAL OPERATIONS** During 2023, we generated 59 percent of our consolidated sales in markets outside of the United States of America (U.S.), with principal international operations in Western Europe, China and India. We also operate manufacturing and distribution facilities in Israel, Latin America, South Africa and Vietnam, while serving customers through sales offices, agents and distributors in Europe and other parts of the world. While geographic diversification helps to minimize the sales and earnings effect of demand changes in any one particular region, our international operations are subject to normal risks of doing business globally, including fluctuations in currency exchange rates and changes in social, political and economic environments.

Our international sales and long-lived assets are presented in Note 21 of the Company's consolidated financial statements, set forth in Item 8 of this Annual Report. Further information about the effects and risks of currency exchange rates are presented in the Quantitative and Qualitative Disclosures About Market Risk section, set forth in Item 7A of this Annual Report.

**STRATEGY AND GENERAL DEVELOPMENT OF BUSINESS** We continued to make progress on our growth initiatives during fiscal 2023. Sales in 2023 of $2,078.2 million increased from $2,012.5 million in 2022, reflecting a 3 percent increase of which 9 percent was due to organic sales growth, partially offset by 5 percent from an unfavorable currency exchange effect and 1 percent from an unfavorable business days effect.

To better align with the Company's strategic goals and initiatives, certain of the end markets that are reported externally and used to analyze sales performance have been redefined. The changes include 1.) defense sales were moved from general engineering and are now combined with aerospace sales for a new "aerospace and defense" end market, 2.) certain Metal Cutting sales have been reclassified from general engineering to the aerospace and defense end market, and 3.) Infrastructure's ceramics sales have been reclassified from energy to the general engineering end market. All periods presented have been retrospectively restated to align with the new end markets.

**ACQUISITIONS AND DIVESTITURES** We continually evaluate new opportunities to expand into new market areas, and to introduce new and/or complementary product offerings into new or existing areas where appropriate. We expect to continue to grow our business and further enhance our market position through the investment opportunities that exist within our core businesses, including potential acquisitions in the near term.

**RAW MATERIALS AND SUPPLIES** Our major metallurgical raw materials consist of tungsten ore concentrates and scrap carbide, which are used to make tungsten oxide, as well as compounds and secondary materials such as cobalt. Although an adequate supply of these raw materials currently exists, our major sources for raw materials are located abroad and prices fluctuate at times. We exercise great care in selecting, purchasing and managing the availability of raw materials utilizing a mix of long-term supply agreements coupled with spot purchases. Additionally, our internal tungsten recycling capability provides us access to additional sources of tungsten, and therefore, helps to mitigate our reliance on third parties. We also purchase steel bars and forgings for making toolholders and other tool parts, as well as for producing mining tools, rotary cutting tools and accessories. We purchase products for use in manufacturing processes and for resale from thousands of suppliers located in the U.S. and abroad.

**RESEARCH AND DEVELOPMENT (R&D)** Our R&D efforts focus on delivering innovations to our customers from both new product and process technology development. New product development provides solutions to our customers' manufacturing challenges and productivity requirements. New process technology is developed and implemented in support of operational excellence to enhance product quality and efficiency at our plant sites. We use a disciplined framework, and have established "stage-gates," or sequential tests to remove inefficiencies and accelerate commercial success. This framework is designed to accelerate and streamline development into a series of actions and decision points, integrating resource tasks to implement new and enhanced products and process technologies faster. Our stage-gate process ensures a strong linkage between verified customer requirements and corporate strategy and enables us to gain the full benefits of our investment in development work.

We hold a number of patents and trademarks which, in the aggregate, are material to the operation of our businesses. The duration of our patent protection varies throughout the world by jurisdiction.

**SEASONALITY** Our business is affected by seasonal variations to varying degrees by summer road construction, traditional summer vacation shutdowns of customers' plants and holiday shutdowns that affect our sales levels during the first and second quarters of our fiscal year.

**BACKLOG** Our backlog of standard orders generally is not significant to our operations.

**COMPETITION** As one of the world's leading producers of tooling and metal cutting products, specialty wear-resistant components and ceramics, earth cutting tools and advanced metallurgical powders, we maintain a leading competitive position in major markets worldwide. We actively compete in the sale of all our products with several large global competitors and with many smaller niche businesses offering various capabilities to customers around the world. While several of our competitors are divisions of larger corporations, our industry remains largely fragmented, containing several hundred fabricators, toolmakers and niche specialty coating businesses. Many of our competitors operate relatively small facilities, producing a limited selection of tools while buying cemented tungsten carbide components from original producers of cemented tungsten carbide products, including Kennametal. We also supply coated solutions and other engineered wear-resistant products to both larger corporations and smaller niche businesses. Given the fragmentation, opportunities for consolidation exist from both U.S.-based and internationally-based firms, as well as among thousands of industrial supply distributors.

The principal competitive differentiators in our businesses include customer focused support and application expertise, custom and standard product innovation, product performance and quality and our brand recognition. We derive competitive advantage from our premium brand positions, global presence, application expertise and ability to address unique customer needs with new and improved tools, innovative surface and wear-resistant solutions, highly engineered components, consistent quality, traditional and digital customer service and technical assistance capabilities, state-of-the-art manufacturing and multiple sales channels. With these strengths, we are able to sell products based on the value-added productivity we deliver to our customers, rather than competing solely on price.

**REGULATION** From time to time, we are a party to legal claims and proceedings that arise in the ordinary course of business, which may relate to our operations or assets, including real, tangible, or intellectual property assets. While we currently believe that the amount of ultimate liability, if any, we may face with respect to these actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur or if protracted litigation were to ensue, the effect on us could be material.

Compliance with government laws and regulations pertaining to the discharge of materials or pollutants into the environment or otherwise relating to the protection of the environment did not have a material effect on our capital expenditures or competitive position for the years covered by this Annual Report, nor is such compliance expected to have a material effect on us in the future.

The operation of our business has exposed us to certain liabilities and compliance costs related to environmental matters. We are involved in various environmental cleanup and remediation activities at certain sites associated with our current or former operations.

We establish and maintain accruals for estimated liabilities associated with certain environmental matters. As of June 30, 2023 and 2022, the balances of these accruals were $12.0 million and $12.5 million, respectively. These accruals represent anticipated costs associated with the remediation of these issues and are generally not discounted.

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. The likelihood of a loss with respect to a particular environmental matter is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. When a material loss contingency is probable but a reasonable estimate cannot be made, or when a material loss contingency is at least reasonably possible, disclosure is provided. The accruals we have established for estimated environmental liabilities represent our best current estimate of the probable and reasonably estimable costs of addressing identified environmental situations, based on our review of currently available evidence, and taking into consideration our prior experience in remediation and that of other companies, as well as public information released by the United States Environmental Protection Agency (USEPA), other governmental agencies and by the Potentially Responsible Party (PRP) groups in which we are participating. The accrued liabilities for all environmental concerns could change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government or the courts on these matters.

Among other environmental laws, we are subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), under which we have been identified by the USEPA or other third party as a PRP with respect to environmental remedial costs at certain Superfund sites. We have evaluated our claims and estimated liability associated with these sites based upon the best information currently available to us. We believe our environmental accruals are adequate to cover our portion of the environmental remedial costs at the sites where we have been designated a PRP, to the extent these expenses are probable and reasonably estimable.

**HUMAN CAPITAL RESOURCES**

*Employee Profile*

We employed 8,739 people, including approximately 8,700 full-time employees, as of June 30, 2023. Approximately 2,900 employees were located in the U.S. and 5,800 were located in other parts of the world, principally Germany, India and China. As of June 30, 2023, approximately 2,400 of our employees were represented by labor unions. We consider our labor relations to be generally good.

*Diversity and Inclusion*

We value diversity in all forms and are fully committed to inclusion in the workplace.

We continue to deploy our strategy and supporting infrastructure to elevate and advance diversity and inclusion (D&I) across our global organization and instill accountability for our performance. Our D&I initiatives are guided by our D&I Steering Team, which was formed in fiscal 2023. The Steering Team is led by four senior executives who are responsible for one of our D&I strategic pillars – awareness, acquisition, development and community.

Our D&I strategy is also championed by the Global Inclusion Council, which consists of cross-functional global leaders. Four regional inclusion councils covering the Americas, Asia Pacific, EMEA and India execute the strategies and provide a global perspective. We monitor the progress of our D&I strategy and goals by tracking key metrics including diversity in our global and U.S. employees, and at the leadership and board of directors levels.

As part of our awareness initiatives in 2023, we continued to enhance the D&I sections of the Company's intranet and our external website. We expanded our Employee Resource Groups (ERGs) to foster communication and mentorship among diverse groups within the Company. We currently have two official ERGs focused on supporting women: Women at Work (W@W) in the Americas and the Women's Excellence Forum in India. We expect to launch additional ERGs in the future and have developed a toolkit to help ERGs set goals aligned with our business. Additionally, our facilities around the world held events in March 2023 to celebrate International Women's Day and recognize the achievements of female colleagues and participate in activities and discussions.

The tables below show the percentage of our employees who are women and the percentage of leadership roles at the Company held by women as of the dates indicated.

Number of Employees

| | Female | | Male | | |
|---|---|---|---|---|---|
| As of June 30, | Number | Percent | Number | Percent | Total |
| 2023 | 1,623 | 18.6 % | 7,116 | 81.4 % | 8,739 |
| 2022 | 1,582 | 18.1 | 7,150 | 81.9 | 8,732 |

Women in Leadership Roles (in percentages)

| As of June 30, | Board of Directors | Executive | Senior Leadership | Senior Management |
|---|---|---|---|---|
| 2023 | 20.0 % | 42.9 % | 23.1 % | 18.8 % |
| 2022 | 22.2 | 42.9 | 27.3 | 12.4 |

*Health and Safety*

Safety, including the health of our employees, is one of our core values and a priority across our global operations. We are committed to developing a world-class health and safety culture aimed at achieving zero injuries and illnesses. The long-term vision to achieving our world-class health and safety culture is formalized and communicated in our Environmental, Health and Safety (EHS) Roadmap that consists of four focus areas – fatality and serious injury (FSI) prevention, incident prevention, leadership development and culture and environmental compliance and sustainability.

The Company uses our EHS Management System, including an extensive list of apps, to enable streamlined collection, tracking and dissemination of key data related to our EHS standards and requirements. Along with each standard, we have developed a self-assessment used to evaluate performance and develop action plans for advancing on the EHS Roadmap.

In 2023 we achieved record results in proactive risk identification and closure programs which drive our culture of eliminating hazards prior to potential incidents. Our total recordable incident rate (TRIR) performance was 0.42 in 2023 compared to 0.33 in 2022.

*Employee Development and Training*

For the Company to grow, our employees must grow and develop continuously. We offer learning and development opportunities for all employees. In 2023, this included training for senior, mid-level and emerging leaders in role- and function-specific skills, such as project management, process improvement and sales effectiveness. We also offered our operational employees technical training through the Kennametal Knowledge Center.

Supporting our learning and development efforts is our OneTeam learning management system. Available in multiple languages, OneTeam offers more than 5,000 online courses in an easy-to-use interface. Training is offered to our employees in many different formats. Although not all training hours are tracked through OneTeam, over 15,700 hours of completed training were recorded in the system during 2023.

*Compensation and Benefits*

The Company offers competitive compensation and benefits packages to build a qualified and motivated workforce and to meet their health and wellness needs. Our overall executive compensation philosophy is designed to attract, incentivize and retain high-performing talent. Executive compensation includes a mix of base salary, annual cash-based incentives under our Annual Incentive Plan (AIP) and our equity-based Long-Term Incentive Plan (LTIP).

In fiscal 2023, the AIP, which is based on the Company's achievement of short-term financial and strategic goals, began to include important Environmental, Social and Governance (ESG) goals for all executive leadership team members and other key senior leaders. These goals are tied to worker safety and D&I and represent an important step in advancing accountability on ESG strategies.

*Employee Engagement*

To measure the effectiveness of our employee engagement strategy, we track key performance indicators such as our voluntary turnover rate. Our voluntary turnover rate was 8.1 in 2023 compared to 9.1 percent in 2022. We also conduct annual "Be Heard" employee engagement surveys to gather input and feedback on a wide range of categories including teamwork, diversity and inclusion, health and safety, ethical behavior and decision-making. We use the survey results, which are shared with employees, to refine employee engagement programs and develop new initiatives. In our most recent survey launched in April 2023, we had a response rate of 78 percent and showed improvement in engagement scores across our global production and professional workforce. Our average engagement score was 69 in 2023, up from 68 in 2022.

**AVAILABLE INFORMATION** Our internet address is www.kennametal.com. On the SEC Filings page of our website, which is accessible under the "About Us" tab, under Investor Relations and then the "Financials" tab, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our annual reports on Form 10-K, our annual proxy statements, our annual conflict minerals disclosure and reports on Form SD, our annual reports on Form 11-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. The SEC Filings page of our website also includes Forms 3, 4 and 5 filed pursuant to Section 16(a) of the Exchange Act. All filings posted on our SEC Filings page are available to be viewed on our website free of charge. On the Corporate Governance page of our website, which is accessible under the "About Us" tab, under Investor Relations, we post the following charters and guidelines: Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter, Kennametal Inc. Corporate Governance Guidelines and Kennametal Inc. Stock Ownership Guidelines. On the Ethics and Compliance page of our website, which is under the "About Us" tab, we post our Code of Conduct. All charters and guidelines posted on our website are available to be viewed free of charge. Information contained on our website is not part of this Annual Report or our other filings with the SEC. Copies of this Annual Report and those items disclosed on the Corporate Governance and Ethics and Compliance pages of our website are available without charge upon written request to: Investor Relations, Kennametal Inc., 525 William Penn Place, Suite 3300, Pittsburgh, Pennsylvania 15219-2706. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Kennametal that file electronically with the SEC.

# RISK FACTORS

This section describes material risks to our business that are currently known to us. Our business, financial condition or results of operations may be materially affected by a number of factors. Our management regularly monitors the risks inherent in our business, with input from our Enterprise Risk Management process. In addition to real time monitoring, we periodically conduct a formal enterprise-wide risk assessment to identify factors and circumstances that might present significant risk to the Company. Many of these risks are discussed throughout this report. The risks below, however, are not exhaustive. We operate in a rapidly changing environment. Other risks that we currently believe to be immaterial could become material in the future. We are also subject to legal and regulatory changes. New factors could emerge, and it is not possible to predict the outcome of all such risk factors on our business, financial condition or results of operations. The following discussion details the material risk factors and uncertainties that we believe could cause Kennametal's actual results to differ materially from those projected in any forward-looking statements.

## *Global Operational Risks:*

**Russia's invasion of Ukraine, the sanctions and actions taken against Russia and Russia's response to such actions could adversely affect our business.** The Russian invasion of Ukraine and the resulting sanctions and actions taken against Russia by the United States, the United Kingdom, the European Union, Switzerland and others have restricted our ability to sell certain products in Russia and Ukraine. In 2022, the Company ceased operations in Russia and subsequently decided to liquidate its legal entity in Russia. A significant escalation or expansion of the conflict beyond its current geographic, political and economic scope and scale could have a material adverse effect on our business, results of operations and financial condition and could exacerbate other risks. Such risks include, but are not limited to: an energy shortage in Europe as Russia has limited natural gas and other supplies into Europe, an increase in the frequency and severity of the cybersecurity threats we and various third parties with whom we do business experience, unfavorable changes in exchange rates, further shortages, delivery delays and price inflation in a wide variety of raw materials and components, widespread reductions in customer demand and increased logistical challenges.

**Public health threats or outbreaks of communicable diseases could have a material adverse effect on our operations and financial results.** We face risks related to public health threats or outbreaks of communicable diseases. A widespread healthcare crisis, such as an outbreak of a communicable disease could adversely affect the global economy and our business, our suppliers and our customers' ability to conduct business for an indefinite period of time. For example, the global Coronavirus Disease 2019 (COVID-19) pandemic negatively affected the global economy, disrupted financial markets, international trade, impacted qualified personnel availability, and significantly affected global supply chains, all of which have and had an effect on the Company and our end markets. The extent to which our business may be affected by COVID-19 or similar public health threats or outbreaks in the future will depend on a variety of factors, many of which are outside of our control, including the duration of a pandemic or outbreak, impacts on economic activity, and the possibility of recession or financial market instability.

**Downturns in the business cycle could adversely affect our sales and profitability.** Our business has historically been cyclical and subject to significant effect from economic downturns. Global economic downturns coupled with global financial and credit market disruptions have had a negative effect on our sales and profitability historically. These events could contribute to weak end markets, a sharp drop in demand for our products and services, higher energy costs and commodity prices, and higher costs of borrowing and/or diminished credit availability. Although we believe that the long-term prospects for our business remain positive, we are unable to predict the future course of industry variables or the strength and pace or sustainability of economic development.

**Our international operations pose certain risks that may adversely affect sales and earnings.** We have manufacturing operations and assets located outside of the U.S., including but not limited to those in Western Europe, Brazil, Canada, China, India, Israel, South Africa and Vietnam. We also sell our products to customers and distributors located outside of the U.S. During the year ended June 30, 2023, 59 percent of our consolidated sales were derived from non-U.S. markets. These international operations are subject to a number of special risks, in addition to the risks that affect our domestic operations, including currency exchange rate fluctuations, differing protections of intellectual property, trade barriers, exchange controls, regional economic uncertainty, overlap of different tax regimes, differing (and possibly more stringent) labor regulations, labor unrest, risk of governmental expropriation, domestic and foreign customs and tariffs, current and changing regulatory environments (including, but not limited to, the risks associated with the importation and exportation of products and raw materials), risk of failure of our foreign employees to comply with both U.S. and foreign laws, including antitrust laws, trade regulations and the Foreign Corrupt Practices Act, difficulty in obtaining distribution support, difficulty in staffing and managing widespread operations, differences in the availability and terms of financing, social and political instability and unrest and risks of increased taxes and/or adverse tax consequences. Also, in some foreign jurisdictions, we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. To the extent we are unable to effectively manage our international operations and these risks, our international sales may be adversely affected, we may be subject to additional and unanticipated costs, and we may be subject to litigation or regulatory action. As a consequence, our business, financial condition and results of operations could be seriously harmed.

**Additional tax expense or exposures could affect our financial condition and results of operations.** We are subject to various taxes in the U.S. and numerous other jurisdictions. Our future results of operations could be adversely affected by changes in our effective tax rate as a result of a change in the mix of earnings between U.S. and non-U.S. jurisdictions or among jurisdictions with differing statutory tax rates, changes in tax laws or treaties or in their application or interpretation, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings indefinitely reinvested in certain non-U.S. jurisdictions, and the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures.

**Implementation of tariffs and changes to or uncertainties related to tariffs and trade agreements could adversely affect our business.** The U.S. government has imposed tariffs on certain foreign goods from a variety of countries and regions, most notably China, that it perceives as engaging in unfair trade practices, and previously raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods from other countries. In response, many of these foreign governments have imposed retaliatory tariffs on goods that their countries import from the U.S. Uncertainties with respect to tariffs, trade agreements or any potential trade wars could negatively affect the global economy and could affect demand for our products and could have a material adverse effect on our financial condition, results of operations and cash flows. Changes in tariffs and trade barriers could also result in adverse changes in the cost and availability of our raw materials, and our ability to manufacture globally to support global sales which could lead to increased costs that we may not be able to effectively pass on to customers, each of which could materially adversely affect our operating margins, results of operations and cash flows.

**Natural disasters or other global or regional catastrophic events could disrupt our operations and adversely affect results.** Despite our concerted effort to minimize risk to our production capabilities and corporate information systems and to reduce the effect of unforeseen interruptions to us through business continuity planning, we still may be exposed to interruptions due to catastrophe, natural disaster, pandemic, terrorism or acts of war, which are beyond our control. Disruptions to our facilities or systems, or to those of our key suppliers, could also interrupt operational processes and adversely affect our ability to manufacture our products and provide services and support to our customers. As a result, our business, our results of operations, financial position, cash flows and stock price could be adversely affected.

**Changes in the regulatory environment, including environmental, health and safety regulations, could subject us to increased compliance and manufacturing costs, which could have a material adverse effect on our business.**

*Health and safety regulations.* Certain of our products contain hard metals, including tungsten and cobalt. Hard metal dust is being studied for potential adverse health effects by organizations in several regions throughout the world, including the U.S., Europe and Japan. Future studies on the health effects of hard metals may result in our products being classified as hazardous to human health, which could lead to new regulations in countries in which we operate that may restrict or prohibit the use of, and/or exposure to, hard metal dust. New regulation of hard metals could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

*Environmental regulations.* We are subject to various environmental laws, and any violation of, or our liabilities under, these laws could adversely affect us. Our operations necessitate the use and handling of hazardous materials and, as a result, we are subject to various federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. These laws impose penalties, fines and other sanctions for noncompliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup or other costs or damages under these laws. We may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted in the future, these laws could have a material adverse effect on our business, financial condition and results of operations.

*Regulations affecting the mining and drilling industries, utilities industry or the use of fossil fuels.* Some of our principal customers are mining and drilling companies that supply coal, oil, gas or other fuels as a source of energy to utility companies or for transportation. The operations of these mining and drilling companies are geographically diverse and are subject to or affected by a wide array of regulations in the jurisdictions where they operate. As a result of changes in regulations and laws relating to these industries, including, without limitation, actions to limit or reduce greenhouse gas emissions from the use of fossil fuels, our customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with these regulations may also induce customers to discontinue or limit their operations and may discourage companies from developing new opportunities. As a result of these factors, demand for our mining- and drilling-related products could be substantially affected by regulations adversely affecting the mining and drilling industries or altering the fuel choices of utilities or in transportation. Our principal customers also include transportation original equipment manufacturers and tier suppliers engaged in the production of internal combustion engines. As a result of breakthrough technologies, changing consumer preferences or regulations designed to limit or reduce greenhouse gas emissions from the use of fossil fuels in transportation, demand for our products could be negatively affected.

*Climate change and resulting legal or regulatory responses.* There is growing concern that a gradual increase in global average temperatures may cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Such climate change may impair our production capabilities, disrupt our supply chain or impact demand for our products. Growing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business, financial condition and results of operations.

**Product liability claims could have a material adverse effect on our business.** The sale of metal cutting, mining, highway construction and other tools and related products as well as engineered components and advanced materials entails an inherent risk of product liability claims. We cannot give any assurances that the coverage limits of our insurance policies will be adequate or that our policies will cover any particular loss. Insurance can be expensive, and we may not always be able to purchase insurance on commercially acceptable terms, if at all. Claims brought against us that are not covered by insurance or that result in recoveries in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

*Business Strategy Risks:*

**Our restructuring efforts may not have the intended effects.** We have implemented restructuring and other actions to reduce structural costs, improve operational efficiency and position the Company for long-term profitable growth. However, there is no assurance that these efforts, or that any other actions that we have taken or may take in the future, will be sufficient to counter any future economic or industry disruptions. We cannot provide assurance that we will not incur future restructuring charges or impairment charges, or that we will achieve all of the anticipated benefits from the restructuring actions we have taken or plan to take in the future.

**We may not be able to complete, manage or integrate acquisitions successfully.** We may evaluate acquisition opportunities that have the potential to strengthen or expand our business. We can give no assurances, however, that any acquisition opportunities will arise or if they do, that they will be consummated, or that additional financing, if needed, will be available on satisfactory terms. In addition, acquisitions involve inherent risks that the businesses acquired will not perform in accordance with our expectations. We may not be able to achieve the synergies and other benefits we expect from the integration of acquisitions as successfully or rapidly as projected, if at all. Our failure to consummate an acquisition or effectively integrate newly acquired operations could prevent us from realizing our expected strategic growth and rate of return on an acquired business and could have a material and adverse effect on our results of operations and financial condition.

**Impairment of goodwill and other intangible assets with indefinite lives could result in a negative effect on our financial condition and results of operations.** At June 30, 2023, goodwill and other indefinite-lived intangible assets totaled $280.4 million, or 11 percent of our total assets. Goodwill results from acquisitions, representing the excess of cost over the fair value of the net tangible and other identifiable intangible assets we have acquired. We assess at least annually whether there has been impairment in the value of our goodwill and indefinite-lived intangible asset. If future operating performance at our Metal Cutting reporting unit were to fall significantly below current levels, we could record, under current applicable accounting rules, a non-cash impairment charge for goodwill. Any determination requiring the impairment of a significant portion of goodwill or other intangible assets would negatively affect our financial condition and results of operations.

**Our continued success depends on our ability to protect and defend our intellectual property.** Our future success depends in part upon our ability to protect and defend our intellectual property. We rely principally on nondisclosure agreements and other contractual arrangements and trade secret laws and, to a lesser extent, trademark and patent laws, to protect our intellectual property. However, these measures may be inadequate to protect our intellectual property from infringement by others or prevent misappropriation of our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do U.S. laws. If one of our patents is infringed upon by a third party, we may need to devote significant time and financial resources to defend our rights with respect to such patent. We may not be successful in defending our patents. Similarly, while we do not knowingly infringe on the patents, copyrights or other intellectual property rights of others, we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us, and we may not be successful in defending our position or negotiating alternative remedies. Our inability to protect our proprietary information and enforce or defend our intellectual property rights in proceedings initiated by us or brought against us could have a material adverse effect on our business, financial condition and results of operations.

**If we are unable to retain our qualified management and employees, our business may be negatively affected.** Our ability to provide high quality products and services depends in part on our ability to retain our skilled personnel in the areas of management, product engineering, servicing and sales. Competition for such personnel is intense, and our competitors can be expected to attempt to hire our management and skilled employees from time to time. In addition, our restructuring activities and strategies for growth have placed, and are expected to continue to place, increased demands on our management's skills and resources. If we are unable to retain our management team and professional personnel, our customer relationships and level of technical expertise could be negatively affected, which may materially and adversely affect our business.

Any interruption of our workforce, including interruptions due to our restructuring initiatives, unionization efforts, changes in labor relations or shortages of appropriately skilled individuals could affect our business.

**We operate in a highly competitive environment.** Our domestic and foreign operations are subject to significant competitive pressures. We compete directly and indirectly with other manufacturers and suppliers of metal cutting tools, engineered components and advanced materials. Some of our competitors are larger than we are and may have greater access to financial resources or be less leveraged than us. In addition, the industry in which our products are used is a large, fragmented industry that is highly competitive.

*Cybersecurity Risks:*

**Failure of, or a breach in security of, our information technology systems could adversely affect our business.** We rely on information technology infrastructure (both on-premises and third-party managed) to achieve our business objectives. Despite security measures taken by us, our information technology systems may be vulnerable to computer viruses or attacks by hackers or breached due to employee error, supplier error, programming errors, malfeasance or other disruptions. Any disruption of our infrastructure could negatively affect our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on business in the normal course. Any disruption could cause us to lose customers or revenue and could require us to incur significant expense to remediate. Increased global information technology threats, vulnerabilities, and a rise in sophisticated and targeted international computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Any such breach in security could expose the Company and its employees, customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes, litigation and operational disruptions, which in turn could adversely affect the Company's reputation, competitive position, business or results of operations.

In addition, we could be subject to liability if confidential information relating to customers, employees, vendors and the extended supply chain or other parties is misappropriated from our computer system. We cannot assure that our ongoing focus on system improvements will be sufficient to prevent or limit the damage from any cyber-attack or network disruption. We do not believe we have been the target of a material successful cyber-attack.

*Raw Material Risks:*

**Our future operating results may be affected by fluctuations in the prices and availability of raw materials.** The raw materials we use for our products include tungsten ore concentrates and scrap carbide, which are used to make tungsten oxide, as well as compounds and secondary materials such as cobalt. We also purchase steel bars and forgings for making toolholders and other tool parts, as well as for producing mining tools, rotary cutting tools and accessories. A significant portion of our raw materials is supplied by sources outside of the U.S. The raw materials extraction industry is highly cyclical and at times pricing and supply can be volatile due to a number of factors beyond our control, including natural disasters, pandemics or public health issues, general economic and political conditions, labor costs, competition, import duties, tariffs and currency exchange rate fluctuations. This volatility can significantly affect our raw material costs. In an environment of increasing raw material prices, competitive conditions can affect how much of these price increases we can recover in the form of higher sales prices for our products. To the extent we are unable to pass on any raw material price increases to our customers, our profitability could be adversely affected. Furthermore, restrictions in the supply of tungsten, cobalt and other raw materials could adversely affect our operating results. If the prices for our raw materials increase or we are unable to secure adequate supplies of raw materials on favorable terms, our profitability could be impaired. If the prices for our raw materials decrease, we could face product pricing challenges.

*Capital and Credit-Related Risks:*

**Restrictions contained in our revolving credit facility and other debt agreements may limit our ability to incur additional indebtedness.** Our existing revolving credit facility and other debt agreements (each a "Debt Facility" and collectively, "Debt Facilities") contain restrictive covenants, including restrictions on our ability to incur indebtedness. These restrictions could limit our ability to effectuate future acquisitions, limit our ability to pay dividends, limit our ability to make capital expenditures or restrict our financial flexibility. Our revolving credit facility contains covenants requiring us to achieve certain financial and operating results and maintain compliance with a specified financial ratio. Our ability to meet the financial covenant or requirements in our revolving credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratio, tests or other restrictions contained in a Debt Facility could result in an event of default under one or more of our other Debt Facilities. Upon the occurrence of an event of default under a Debt Facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under one or more of our other Debt Facilities, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay the amounts due under our Debt Facilities or our other indebtedness.

## ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

## ITEM 2 – PROPERTIES

Our principal executive offices are located at 525 William Penn Place, Suite 3300, Pittsburgh, Pennsylvania, 15219. We also have corporate offices in Neuhausen, Switzerland, Bangalore, India and Singapore. Our technology center is located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania, 15650. A summary of our principal manufacturing facilities and other materially important properties is as follows:

| Location | Owned/Leased | Principal Products | MC[1] | INF[2] |
|---|---|---|:---:|:---:|
| **United States:** | | | | |
| Gurley, Alabama | Owned | Metallurgical Powders | | X |
| Huntsville, Alabama | Owned | Metallurgical Powders | | X |
| Rogers, Arkansas | Owned/Leased | Carbide Products, Pelletizing Die Plates and Downhole Drilling Carbide Components | | X |
| Goshen, Indiana | Leased | Powders; Welding Rods, Wires and Machines | | X |
| New Albany, Indiana | Leased | High Wear Coating for Steel Parts | | X |
| Greenfield, Massachusetts | Owned | High-Speed Steel Taps | X | |
| Traverse City, Michigan | Owned | Wear Parts | | X |
| Fallon, Nevada | Owned | Metallurgical Powders | | X |
| Asheboro, North Carolina | Owned | Carbide Round Tools | X | |
| Henderson, North Carolina | Owned | Metallurgical Powders | | X |
| Roanoke Rapids, North Carolina | Owned | Metal Cutting Inserts | X | |

| Location | Owned/Leased | Principal Products | Primary Segment MC[1] | INF[2] |
|---|---|---|---|---|
| Cleveland, Ohio | Leased | Distribution | X | |
| Orwell, Ohio | Owned | Metal Cutting Inserts | X | |
| Solon, Ohio | Owned | Metal Cutting Toolholders | X | |
| Whitehouse, Ohio | Owned/Leased | Metal Cutting Inserts and Round Tools | X | |
| Bedford, Pennsylvania | Owned/Leased | Mining and Construction Tools, Wear Parts and Distribution | | X |
| La Vergne, Tennessee | Owned | Metal Cutting Inserts | X | |
| New Market, Virginia | Owned | Metal Cutting Toolholders | X | |
| **International:** | | | | |
| La Paz, Bolivia | Owned | Tungsten Concentrate | | X |
| Indaiatuba, Brazil | Leased | Metal Cutting Carbide Drills and Toolholders | X | |
| Belleville, Canada | Owned | Casting Components, Coatings and Powder Metallurgy Components | | X |
| Victoria, Canada | Owned | Wear Parts | | X |
| Fengpu, China | Owned | Intermetallic Composite Ceramic Powders and Parts | | X |
| Shanghai, China | Owned | Powders, Welding Rods and Wires and Cast Components | | X |
| Shanghai, China | Leased | Distribution | X | |
| Tianjin, China | Owned | Metal Cutting Inserts, Carbide Round Tools and Metallurgical Powders | X | X |
| Xuzhou, China | Leased | Mining Tools | | X |
| Ebermannstadt, Germany | Owned | Metal Cutting Inserts | X | |
| Essen, Germany | Owned/Leased | Metal Cutting Inserts | X | |
| Königsee, Germany | Leased | Metal Cutting Carbide Drills | X | |
| Mistelgau, Germany | Owned | Wear Parts and Metallurgical Powders | | X |
| Nabburg, Germany | Owned | Metal Cutting Toolholders and Metal Cutting Round Tools, Drills and Mills | X | |
| Schongau, Germany | Owned | Ceramic Vaporizer Boats | | X |
| Vohenstrauss, Germany | Owned | Metal Cutting Carbide Drills | X | |
| Bangalore, India | Owned | Metal Cutting Inserts, Toolholders and Wear Parts | X | X |
| Shlomi, Israel | Owned | High-Speed Steel and Carbide Round Tools | X | |
| Zory, Poland | Leased | Metal Cutting Carbide Drills | X | |
| Boksburg, South Africa | Leased | Mining and Construction Conicals | | X |
| Barcelona, Spain | Leased | Metal Cutting Tools | X | |
| Kingswinford, United Kingdom | Leased | Distribution | X | |
| Newport, United Kingdom | Owned | Intermetallic Composite Powders | | X |
| Hanoi, Vietnam | Owned/Leased | Carbide and PCD Round Tools | X | |

[1]  Metal Cutting segment

[2]  Infrastructure segment

We also have a network of customer service centers located throughout North America, Europe, India, Asia Pacific and Latin America, a significant portion of which are leased. The majority of our research and development efforts are conducted at our technology center located in Latrobe, Pennsylvania, U.S., as well as at our facilities in Rogers, Arkansas, U.S.; Fürth, Germany and Bangalore, India.

We use all of our significant properties in the businesses of powder metallurgy, tools, tooling systems, engineered components and advanced materials. Our production capacity is adequate for our present needs. We believe that our properties have been adequately maintained, are generally in good condition and are suitable for our business as presently conducted.

## ITEM 3 - LEGAL PROCEEDINGS

The information set forth in Part I, Item 1, of this Annual Report under the caption "Regulation" is incorporated by reference into this Item 3. From time to time, we are party to legal claims and proceedings that arise in the ordinary course of business, which may relate to our operations or assets, including real, tangible or intellectual property assets. Although we currently believe that the amount of ultimate liability, if any, we may face with respect to these actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur or if protracted litigation were to ensue, the effect on us could be material.

## ITEM 4 - MINE SAFETY DISCLOSURES

Not applicable.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference into this Part I is the information set forth in Part III, Item 10 of this Annual Report under the caption "Information About Our Executive Officers."

## PART II

## ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our capital stock is traded on the New York Stock Exchange under the symbol "KMT." The number of shareholders of record as of July 31, 2023 was 1,300.

The information incorporated by reference into Part III, Item 12 of this Annual Report from our 2023 Proxy Statement under the heading "Equity Compensation Plans – Equity Compensation Plan Information" is hereby incorporated by reference into this Item 5.

### PERFORMANCE GRAPH

The following graph compares cumulative total shareholder return on our capital stock with the cumulative total shareholder return on the common stock of the companies in the Standard & Poor's Mid-Cap 400 Market Index (S&P Midcap 400), the Standard & Poor's 400 Capital Goods (S&P 400 Capital Goods), the Standard & Poor's Global 1200 Industrials Index (S&P Global 1200 Industrials) and the peer group of companies determined by us (New Peer Group and Old Peer Group) for the period from July 1, 2018 to June 30, 2023.

In fiscal 2023, we established a New Peer Group in order to align with how we evaluate our executive compensation, and we believe this group is representative of Kennametal's peers. We have included both this New Peer Group as well as the Old Peer Group in the comparisons below.

The New Peer Group consists of the following companies: Alamo Group, Inc., Altra Industrial Motion Corp.; Barnes Group Inc.; Carpenter Technologies, Crane Co., Crane NXT Co.; Curtiss-Wright Corporation; Enovis Corp.; EnPro Industries, Inc.; Flowserve Corporation; Franklin Electric; Graco Inc.; ITT Inc.; Lincoln Electric Holdings, Inc.; Nordson Corporation; Simpson Manufacturing Co., Inc.; SPX Corporation; The Timken Company; Watts Water Technologies, Inc.; Woodward, Inc.; and Zurn Water Solutions Corporation.

The Old Peer Group consists of the following companies: Altra Industrial Motion Corp.; Barnes Group Inc.; Crane Co.; Curtiss-Wright Corporation; Enovis Corp.; EnPro Industries, Inc.; Flowserve Corporation; Graco Inc.; ITT Inc.; Lincoln Electric Holdings, Inc.; Nordson Corporation; Simpson Manufacturing Co., Inc.; SPX Corporation; The Timken Company; Watts Water Technologies, Inc.; Woodward, Inc.; and Zurn Water Solutions Corporation.

## Comparison of 5 - Year Cumulative Total Return



Assumes $100 Invested on July 1, 2018 and All Dividends Reinvested

### Assumes $100 Invested on July 1, 2018 and All Dividends Reinvested

|  | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|---|
| Kennametal | $ 100.00 | $ 105.28 | $ 84.01 | $ 107.55 | $ 71.26 | $ 89.73 |
| New Peer Group Index | 100.00 | 111.26 | 100.91 | 154.15 | 124.82 | 181.36 |
| Old Peer Group Index | 100.00 | 112.08 | 102.06 | 155.57 | 125.78 | 181.39 |
| S&P Composite 1500 Index | 100.00 | 109.32 | 115.96 | 164.81 | 146.65 | 174.87 |
| S&P Midcap 400 | 100.00 | 101.36 | 94.58 | 144.93 | 123.71 | 145.49 |
| S&P 400 Capital Goods | 100.00 | 111.98 | 105.05 | 171.31 | 140.39 | 205.42 |
| S&P Global 1200 Industrials | 100.00 | 106.78 | 99.11 | 144.92 | 119.42 | 152.57 |

**ISSUER PURCHASES OF EQUITY SECURITIES**

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2] |
|---|---|---|---|---|
| April 1 through April 30, 2023 | 278 | $ 27.58 | — | $ 77,300,000 |
| May 1 through May 31, 2023 | 257,004 | 26.04 | 255,000 | 70,700,000 |
| June 1 through June 30, 2023 | 187,781 | 26.91 | 187,650 | 65,600,000 |
| Total | 445,063 | $ 26.41 | 442,650 | |

[1] During the current period, 1,740 shares were purchased on the open market on behalf of Kennametal to fund the Company's dividend reinvestment program. Also, during the current period, employees delivered 673 shares of restricted stock to Kennametal, upon vesting, to satisfy tax withholding requirements.

[2] On July 27, 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period outside of the Company's dividend reinvestment program.

**UNREGISTERED SALES OF EQUITY SECURITIES**

None.

# ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related financial statement notes included in Item 8 of this Annual Report. Unless otherwise specified, any reference to a "year" is to our fiscal year ended June 30. Additionally, when used in this Annual Report, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

**OVERVIEW** Kennametal Inc. was founded based on a tungsten carbide technology breakthrough in 1938. The Company was incorporated in Pennsylvania in 1943 as a manufacturer of tungsten carbide metal cutting tooling and was listed on the New York Stock Exchange (NYSE) in 1967. With more than 80 years of materials expertise, the Company is a global industrial technology leader, helping customers across the aerospace and defense, earthworks, energy, general engineering and transportation industries manufacture with precision and efficiency. This expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: the manufacturers of transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations (the MD&A), we refer to measures used by management to evaluate performance. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), including organic sales growth, constant currency regional sales growth (decline) and constant currency end market sales growth (decline). The explanation at the end of the MD&A provides the definition of these non-GAAP financial measures as well as details on their use and a reconciliation to the most directly comparable GAAP financial measures.

Our sales of $2,078.2 million for the year ended June 30, 2023 increased 3 percent year-over-year, reflecting 9 percent organic sales growth, partially offset by a 5 percent unfavorable currency exchange effect and an unfavorable business days effect of 1 percent.

To better align with the Company's strategic goals and initiatives, certain of the end markets that are reported externally and used to analyze sales performance have been redefined. The changes include 1.) defense sales were moved from general engineering and are now combined with aerospace sales for a new "aerospace and defense" end market, 2.) certain Metal Cutting sales have been reclassified from general engineering to the aerospace and defense end market, and 3.) Infrastructure's ceramics sales have been reclassified from energy to the general engineering end market. All periods presented have been retrospectively restated to align with the new end markets.

Operating income was $192.4 million in 2023 compared to $218.1 million in the prior year. The decrease in operating income was primarily due to higher raw material costs of approximately $72 million, higher wages and general inflation, unfavorable foreign currency exchange of approximately $18 million, under-absorption of approximately $10 million within the Infrastructure segment, temporary supply chain disruptions of approximately $5 million, and higher restructuring and related charges of approximately $2 million. These factors were partially offset by higher price realization and, in the Metal Cutting segment, higher sales volumes. Operating margin in 2023 was 9.3 percent compared to 10.8 percent in the prior year. In 2023, the Metal Cutting and Infrastructure segments had operating margins of 10.7 percent and 7.4 percent, respectively.

In July 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period. During 2023, the Company repurchased a total of 2 million shares of common stock for $49 million. Since the inception of the share repurchase program, the Company repurchased a total of 4.7 million shares of common stock for approximately $135 million.

On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 (COVID-19) a pandemic bringing significant uncertainty in our end markets and operations. Since then, many jurisdictions have eased or eliminated stay-at-home, social distancing, and various other restrictions implemented at the onset of the pandemic, as the administration and acceptance of vaccines has increased and COVID-19 cases have dropped. One of the last countries to ease pandemic-control measures was China, which in December 2022 announced it would be rolling back some of its most strict anti-COVID-19 restrictions, including lockdowns, mask mandates and travel restrictions. The slow recovery in China, temporary labor shortages due to COVID-19 related absenteeism in certain regions and other supply chain challenges have created significant operating constraints on our business.

Russia's invasion of Ukraine in February 2022 resulted in the imposition of economic sanctions on Russia by the United States, Canada, the European Union and other countries. We have experienced increased costs for energy and raw materials and other supply chain issues due, in part, to the negative impact of the conflict on the global economy. During the March quarter of 2022, the Company ceased operations in Russia and subsequently decided to liquidate its legal entity in Russia, which is expected to be completed during fiscal 2024.

In addition, our business has been negatively affected by foreign currency exchange and inflationary headwinds. We have been able to partially mitigate the effects of inflation, foreign currency exchange challenges and other disruptions through price increases on our products. We cannot predict the ultimate effect of these issues on our business, operating results or financial condition, but we will continue to monitor macroeconomic conditions and attempt to mitigate the negative effect to the extent possible.

We reported earnings per diluted share (EPS) of $1.46 for 2023. EPS for the year was unfavorably affected by restructuring and related charges of $0.06 per share. EPS in the prior year of $1.72 was unfavorably affected by restructuring and related charges of $0.03 per share and charges related to Russian and Ukrainian operations of $0.03 per share.

We generated cash flow from operating activities of $257.9 million in 2023 compared to $181.4 million during the prior year. Capital expenditures were $94.4 million and $96.9 million during 2023 and 2022, respectively. During 2023, the Company returned a total of $114 million to the shareholders through $49 million in share repurchases under the three-year share repurchase program and $65 million in dividends.

For a discussion related to the results of operations, changes in financial condition and liquidity and capital resources for fiscal 2021 refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our fiscal 2022 Annual Report on Form 10-K, which was filed with the United States Securities and Exchange Commission on August 10, 2022.

### RESULTS OF CONTINUING OPERATIONS

**SALES** Sales in 2023 were $2,078.2 million, a 3 percent increase from $2,012.5 million in 2022. The increase was primarily due to organic sales growth of 9 percent, partially offset by a 5 percent unfavorable currency exchange effect and 1 percent from an unfavorable business days effect.

Our sales growth (decline) by end market and region are as follows:

| | 2023 | |
|---|---|---|
| (in percentages) | As Reported | Constant Currency |
| End market sales growth: | | |
| Aerospace & Defense | 10% | 14% |
| Energy | 9 | 11 |
| General engineering | 2 | 7 |
| Transportation | 1 | 8 |
| Earthworks | — | 5 |
| Regional sales growth (decline): | | |
| Americas | 8% | 9% |
| Europe, the Middle East and Africa (EMEA) | 1 | 11 |
| Asia Pacific | (4) | 3 |

**GROSS PROFIT** Gross profit decreased $1.5 million to $646.4 million in 2023 from $648.0 million in 2022. The decrease in gross profit was primarily due to higher raw material costs of approximately $72 million, unfavorable foreign currency exchange of approximately $33 million, higher wages and general inflation, under-absorption of approximately $10 million within the Infrastructure segment and temporary supply chain disruptions of approximately $5 million. These factors were partially offset by higher price realization and, in the Metal Cutting segment, higher sales volumes. The gross profit margin for 2023 was 31.1 percent compared to 32.2 percent in 2022.

**OPERATING EXPENSE** Operating expense in 2023 was $437.3 million, an increase of $18.2 million, or 4.3 percent, from $419.1 million in 2022.

We invested further in technology and innovation to continue delivering high quality products to our customers. Research and development expenses included in operating expense totaled $43.1 million and $42.1 million for 2023 and 2022, respectively.

**RESTRUCTURING AND OTHER CHARGES, NET** In the June quarter of fiscal 2023, we announced an initiative to streamline our cost structure while continuing to invest in our high-return commercial and operational excellence initiatives. Total restructuring and related charges for this program of $7.4 million, compared to a target of approximately $20 million, were recorded through June 30, 2023, consisting of $6.0 million in Metal Cutting and $1.4 million in Infrastructure. The majority of the remaining charges are expected to be recognized in fiscal 2024. This initiative is currently expected to deliver annualized run rate pre-tax savings of approximately $20 million by the end of fiscal 2024.

*Annual Restructuring Charges*

During 2023, we recorded restructuring and related charges of $6.6 million, which consisted of $5.3 million in Metal Cutting and $1.3 million in Infrastructure. These amounts are inclusive of a reversal of restructuring charges of $0.8 million related to prior actions. Also included in restructuring and other charges, net during 2023 is a net benefit of $2.5 million primarily due to the sale of properties.

During 2022, we recorded restructuring and related charges of $4.2 million, which consisted of $3.6 million in Metal Cutting and $0.6 million in Infrastructure. Of this amount, a net benefit from the reversal of restructuring charges totaled $1.2 million and restructuring-related charges of $5.5 million were included in cost of goods sold.

**GAIN ON DIVESTITURE** During the year ended June 30, 2020, we completed the sale of certain assets of the non-core specialty alloys and metals business within the Infrastructure segment located in New Castle, Pennsylvania to Advanced Metallurgical Group N.V. for an aggregate price of $24.0 million.

The net book value of these assets at closing was $29.5 million, and the pre-tax loss on divestiture recognized during the year ended June 30, 2020 was $6.5 million. Transaction proceeds were primarily used for capital expenditures related to our simplification/modernization efforts. During the year ended June 30, 2022, we recorded a pre-tax gain of $1.0 million on the New Castle divestiture due to proceeds held in escrow until November 2021.

**AMORTIZATION OF INTANGIBLES** Amortization expense was $12.6 million and $13.0 million in 2023 and 2022, respectively.

**INTEREST EXPENSE** Interest expense in 2023 was $28.5 million, an increase of $2.6 million, compared to $25.9 million in 2022. The increase was due to increased amounts outstanding under the Credit Agreement and higher market interest rates during 2023. The portion of our debt subject to variable rates of interest was less than 1 percent at June 30, 2023 and 3 percent at June 30, 2022. There were no borrowings outstanding under the Credit Agreement as of June 30, 2023.

**OTHER EXPENSE (INCOME), NET** In 2023, other expense, net was $4.3 million compared to other income, net of $14.5 million in 2022. The decrease of $18.8 million was primarily due to lower net periodic pension income and a $3 million litigation settlement related to legacy operations recognized during 2023.

**INCOME TAXES** The effective tax rate for 2023 was 22.7 percent compared to 27.3 percent for 2022. The year-over-year change in the effective tax rate is primarily due to the current year release of a valuation allowance related to net deferred tax assets in Brazil, a current year tax benefit related to Swiss tax reform and geographical mix.

In 2012, we received an assessment from the Italian tax authority that denied certain tax deductions primarily related to our 2008 tax return. Attempts at negotiating a reasonable settlement with the tax authority were unsuccessful; and as a result, we decided to litigate the matter. While the outcome of the litigation is still pending, the tax authority served notice in the September quarter of fiscal 2020 requiring payment in the amount of €36.0 million. Accordingly, we requested and were granted a stay and are not currently required to make a payment in connection with this assessment. We continue to believe that the assessment is baseless and accordingly, no income tax liability has been recorded in connection with this assessment in any period. However, if the Italian tax authority were to be successful in litigation, settlement of the amount alleged by the Italian tax authority would result in an increase to income tax expense for as much as €35.6 million, or $38.8 million, of which penalties and interest is €20.9 million, or $22.8 million. During the current year, the Italian government launched a tax amnesty program aimed at reducing the number of tax disputes pending before the Italian courts. Pursuant to program guidelines, payments made to successfully resolve a dispute must be received by the Italian government no later than September 30, 2023. We are currently evaluating whether this program could facilitate a resolution to this litigation.

**NET INCOME ATTRIBUTABLE TO KENNAMETAL** Net income attributable to Kennametal was $118.5 million, or $1.46 of earnings per diluted share (EPS) in 2023, compared to $144.6 million, or EPS of $1.72 in 2022. The decrease is a result of the factors previously discussed.

**BUSINESS SEGMENT REVIEW** We operate in two reportable operating segments consisting of Metal Cutting and Infrastructure. Corporate expenses that are not allocated are reported in Corporate. Segment determination is based upon internal organizational structure, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. See Note 21 of our consolidated financial statements set forth in Item 8 of this Annual Report.

Our sales and operating income by segment are as follows:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Sales: | | | | |
| Metal Cutting | $ | 1,269,765 | $ | 1,227,273 |
| Infrastructure | | 808,419 | | 785,183 |
| Total sales | $ | 2,078,184 | $ | 2,012,456 |
| Operating income: | | | | |
| Metal Cutting | $ | 135,763 | $ | 121,386 |
| Infrastructure | | 59,757 | | 98,871 |
| Corporate | | (3,103) | | (2,117) |
| Total operating income | | 192,417 | | 218,140 |
| Interest expense | | 28,496 | | 25,914 |
| Other expense (income), net | | 4,300 | | (14,507) |
| Income before income taxes | $ | 159,621 | $ | 206,733 |

**METAL CUTTING**

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Sales | $ | 1,269,765 | $ | 1,227,273 |
| Operating income | | 135,763 | | 121,386 |
| Operating margin | | 10.7 % | | 9.9 % |

| (in percentages) | 2023 |
|---|---|
| Organic sales growth | 10 % |
| Foreign currency exchange effect | (6) |
| Business days impact | (1) |
| Sales growth | 3 % |

| | 2023 | |
|---|---|---|
| (in percentages) | As Reported | Constant Currency |
| End market sales growth (decline): | | |
| Aerospace & Defense | 17% | 22% |
| General engineering | 3 | 8 |
| Transportation | 1 | 8 |
| Energy | (1) | 4 |
| Regional sales growth (decline): | | |
| Americas | 12% | 12% |
| EMEA | — | 10 |
| Asia Pacific | (6) | 2 |

In 2023, Metal Cutting sales of $1,269.8 million increased by $42.5 million, or 3 percent, from 2022. This was driven by organic growth of 10 percent, partially offset by an unfavorable foreign currency exchange effect of 6 percent and an unfavorable business days effect of 1 percent. Aerospace and defense end market sales increased in all regions as a result of our focused execution on our strategic initiatives and a continuing expansion in global travel following the COVID-19 slowdown, the effects of which were partially offset by unfavorable foreign currency exchange. Sales in the general engineering end market increased as manufacturing activity continues to recover from the COVID-19 pandemic and as underlying economic activity expands, the effects of which were partially offset by unfavorable foreign currency exchange, our exit from Russia and a slower recovery in China. Energy end market sales increased in the Americas and to a lesser extent Asia Pacific due to pricing efforts, the effects of which were offset by unfavorable foreign currency exchange and a decline in EMEA. Transportation end market sales benefited from improving customer supply chains and execution on our strategic initiatives in key growth areas in the Americas and EMEA, the effects of which were partially offset by a decline in Asia Pacific due to lower economic activity in China and unfavorable foreign currency exchange. On a regional basis, sales in the Americas increased primarily due to the successful execution on our strategic initiatives and continued broad and resilient demand of our end markets. Sales growth in EMEA reflects the execution on our strategic initiatives, the effects of which were offset by unfavorable foreign currency exchange. Sales in Asia Pacific benefited from our strategic initiatives and the continuing expansion of travel, the effects of which were offset by a slower recovery in China from COVID-related disruptions and unfavorable foreign currency exchange.

In 2023, Metal Cutting operating income was $135.8 million, a $14.4 million increase from 2022. The increase in operating income was primarily due to higher price realization, higher sales volumes and a gain of approximately $3 million on property sales. These factors were partially offset by higher raw material costs of approximately $24 million, higher wages and general inflation, including an inflationary bonus of $2 million for certain German employees, unfavorable foreign currency exchange of approximately $12 million and temporary supply chain disruptions. Metal Cutting operating margin in 2023 was 10.7 percent compared to 9.9 percent in the prior year.

**INFRASTRUCTURE**

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Sales | $ | 808,419 | $ | 785,183 |
| Operating income | | 59,757 | | 98,871 |
| Operating margin | | 7.4 % | | 12.6 % |

| (in percentages) | 2023 |
|---|---|
| Organic sales growth | 7 % |
| Foreign currency exchange effect | (4) |
| Sales growth | 3 % |

| | 2023 | |
|---|---|---|
| (in percentages) | As Reported | Constant Currency |
| End market sales growth (decline): | | |
| Energy | 14% | 14% |
| General engineering | 2 | 6 |
| Earthworks | — | 5 |
| Aerospace & Defense | (9) | (6) |
| Regional sales growth (decline): | | |
| Americas | 4% | 5% |
| EMEA | 4 | 15 |
| Asia Pacific | (2) | 5 |

In 2023, Infrastructure sales of $808.4 million increased by $23.2 million, or 3 percent, from 2022. This was driven by organic growth of 7 percent, partially offset by an unfavorable foreign currency exchange effect of 4 percent. Energy end market sales increased primarily due to strength in U.S. oil and gas. Sales in the general engineering end market increased in all regions primarily due to strong demand in wear components, which was partially offset by unfavorable foreign currency exchange. Earthworks end market sales increased in all regions primarily due to underlying demand in mining, the effects of which were offset by unfavorable foreign currency exchange. Aerospace and defense end market sales were negatively affected by order timing and unfavorable foreign currency exchange. On a regional basis, sales in EMEA increased in all end markets, the effects of which were partially offset by unfavorable foreign currency exchange. Sales increased in Asia Pacific primarily in earthworks and general engineering, the effects of which were offset by unfavorable foreign currency exchange and a decline in the energy end market. Sales in the Americas increased in energy, general engineering and to a lesser extent earthworks, the effects of which were partially offset by decreases in aerospace and defense and unfavorable foreign currency exchange.

In 2023, Infrastructure operating income was $59.8 million, a $39.1 million decrease from 2022. The decrease in operating income was primarily due to higher raw material costs of approximately $48 million, higher wages and general inflation, under-absorption of approximately $10 million, unfavorable foreign currency exchange of approximately $4 million and temporary supply chain disruptions. These factors were partially offset by higher price realization. Infrastructure operating margin in 2023 was 7.4 percent compared to 12.6 percent in the prior year.

## CORPORATE

| (in thousands) | 2023 | 2022 |
|---|---|---|
| Corporate expense | $ (3,103) | $ (2,117) |

In 2023, Corporate expense increased $1.0 million from 2022.

**LIQUIDITY AND CAPITAL RESOURCES** Cash flow from operations is the primary source of funding for working capital requirements, reinvesting in our business through capital expenditures and returning value to shareholders through dividends and share repurchases. During the year ended June 30, 2023, cash flow provided by operating activities was $257.9 million.

During fiscal 2022, we entered into the Sixth Amended and Restated Credit Agreement dated as of June 14, 2022 (the Credit Agreement). The Credit Agreement is a five-year, multi-currency, revolving credit facility, which we use to augment cash from operations and as an additional source of funds. The Credit Agreement provides for revolving credit loans of up to $700.0 million for working capital, capital expenditures and general corporate purposes. The Credit Agreement allows for borrowings in U.S. dollars, euros, Canadian dollars, pounds sterling and Japanese yen. Interest payable under the Credit Agreement is based upon the type of borrowing under the facility and may be (1) Euro Interbank Offered Rate (EURIBOR), Sterling Overnight Index Average (SONIA), Tokyo Interbank Offered Rate (TIBOR), Secured Overnight Financing Rate (SOFR), and Canadian Dollar Offered Rate (CDOR) for any borrowings in euros, pounds sterling, yen, U.S. dollars, and Canadian dollars, respectively, plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus an applicable margin, or (3) fixed as negotiated by us. The Credit Agreement matures in June 2027.

The Credit Agreement requires us to comply with various restrictive and affirmative covenants, including one financial covenant: a maximum leverage ratio where debt, net of domestic cash in excess of $25 million and sixty percent of the unrestricted cash held outside of the United States, must be less than or equal to 3.75 times trailing twelve months EBITDA, adjusted for certain non-cash expenses.

As of June 30, 2023, we were in compliance with all covenants of the Credit Agreement and we had no borrowings outstanding and $700.0 million of availability. There were $19 million of borrowings outstanding as of June 30, 2022.

Borrowings on other lines of credit and notes payable were $0.7 million and $2.2 million at June 30, 2023 and 2022, respectively. The lines of credit represented short-term borrowings under credit lines with commercial banks in the various countries in which we operate. The availability of the credit lines, translated into U.S. dollars at June 30, 2023 exchange rates, totaled $54.5 million.

For the year ended June 30, 2023, average daily borrowings outstanding under the Credit Agreement were approximately $79.8 million. The weighted average interest rate on borrowings under the Credit Agreement was 5.0 percent for the year ended June 30, 2023.

Based upon our debt structure at June 30, 2023, less than 1 percent of our debt was exposed to variable rates of interest. At June 30, 2022, 3 percent was exposed to variable rates of interest.

We consider the majority of the $1.5 billion unremitted earnings of our non-U.S. subsidiaries to be permanently reinvested. With regard to these unremitted earnings, we have not, nor do we anticipate the need to, repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested earnings is not practicable due to our legal entity structure and the complexity of U.S. and local tax laws. With regard to the small portion of unremitted earnings that are not indefinitely reinvested, we maintain a deferred tax liability for foreign withholding and U.S. state income taxes. The deferred tax liability associated with unremitted earnings of our non-U.S. subsidiaries not permanently reinvested is $4.8 million as of June 30, 2023.

At June 30, 2023, we had cash and cash equivalents of $106.0 million. Total Kennametal Shareholders' equity was $1,275.4 million and total debt was $595.9 million. Our current senior credit ratings are considered investment grade. We believe that our current financial position, liquidity and credit ratings provide us access to the capital markets. We continue to closely monitor our liquidity position and the condition of the capital markets, as well as the counterparty risk of our credit providers.

Cash generated from operations is expected to meet our planned capital expenditures of approximately $100 million to $110 million and expected dividend payments of approximately $65 million in fiscal 2024. There can be no assurance, however, that we will generate cash from operations in line with our expectations, or that these projections will remain constant throughout fiscal 2024. If cash generated from operations is not sufficient to support these activities, we may be required to use existing cash and cash equivalents, reduce capital expenditures or borrow under the Credit Agreement. We believe that our cash and cash equivalents, cash flow from operations, and available borrowings are sufficient to meet both the short-term and long-term capital needs of the Company.

The following is a summary of our contractual obligations and other commercial commitments as of June 30, 2023:

| Contractual Obligations (in thousands) | | | Total | 2024 | 2025-2026 | 2027-2028 | Thereafter |
|---|---|---|---|---|---|---|---|
| Long-term debt, including current maturities | (1) | $ | 754,016 | $ 22,964 | $ 44,550 | $ 344,550 | $ 341,952 |
| Borrowings under Credit Agreement | | | — | — | — | — | — |
| Other lines of credit and notes payable | | | 689 | 689 | — | — | — |
| Pension benefit payments | | (2) | | 55,543 | 110,705 | 109,314 | (2) |
| Postretirement benefit payments | | (2) | | 1,121 | 1,962 | 1,660 | (2) |
| Operating leases | | | 50,383 | 12,445 | 16,476 | 6,941 | 14,521 |
| Purchase obligations | (3) | | 60,123 | 50,705 | 9,418 | — | — |
| Unrecognized tax benefits | (4) | | 7,994 | 6,548 | 1,446 | — | — |
| Total | | | | $ 150,015 | $ 184,557 | $ 462,465 | |

(1) Long-term debt includes interest obligations of $153.4 million and excludes debt issuance costs of $3.6 million.

(2) Annual payments are expected to continue into the foreseeable future at the amounts noted in the table.

(3) Purchase obligations consist of purchase commitments for materials, supplies and machinery and equipment as part of the ordinary conduct of business. Purchase obligations with variable price provisions were determined assuming market prices as of June 30, 2023 remain constant.

(4) Unrecognized tax benefits are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. These amounts include interest of $1.0 million and a penalty of $0.1 million accrued related to such positions as of June 30, 2023. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

| Other Commercial Commitments (in thousands) | | Total | 2024 | 2025-2026 | 2027-2028 | Thereafter |
|---|---|---|---|---|---|---|
| Standby letters of credit | $ | 4,326 | $ 3,246 | $ 1,080 | $ — | $ — |
| Guarantees | | 4,876 | 2,361 | 263 | 60 | 2,192 |
| Total | $ | 9,202 | $ 5,607 | $ 1,343 | $ 60 | $ 2,192 |

The standby letters of credit relate to insurance and other activities. The guarantees are non-debt guarantees with financial institutions, which are required primarily for security deposits, product performance guarantees and advances.

*Share Repurchase Program* In July 2021, the Board of Directors of the Company approved a share repurchase program authorizing the Company to purchase up to $200 million of the Company's common stock over a three-year period. During 2023, the Company repurchased 2 million shares of common stock for $49 million.

*Dividends* In fiscal 2023, the Board of Directors of the Company declared a dividend of $0.20 per share in each quarter for a total of $65 million in dividends returned to the shareholders.

*Cash Flow Provided by Operating Activities*

During 2023, cash flow provided by operating activities was $257.9 million, compared to $181.4 million in 2022. During 2023, cash flow provided by operating activities consisted of net income and non-cash items amounting to $284.0 million and changes in certain assets and liabilities netting to an outflow of $26.1 million. Contributing to the change in certain assets and liabilities were a decrease in accounts payable and accrued liabilities of $32.5 million, an increase in accounts receivable of $11.5 million and a decrease in accrued pension and postretirement benefits of $10.1 million, partially offset by a decrease in inventories of $17.6 million.

Cash flow provided by operating activities was $181.4 million in 2022. During 2022, cash flow provided by operating activities consisted of net income and non-cash items amounting to $310.2 million and changes in certain assets and liabilities netting to an outflow of $128.7 million. Contributing to the change in certain assets and liabilities were an increase in inventories of $127.4 million in part due to increased safety stock for potential supply chain disruptions and higher raw material costs, a decrease in accrued pension and postretirement benefits of $24.2 million and an increase in accounts receivable of $14.4 million, partially offset by an increase in accounts payable and accrued liabilities of $32.0 million and an increase in accrued income taxes of $10.2 million.

*Cash Flow Used for Investing Activities*

Cash flow used for investing activities was $89.2 million for 2023, a decrease of $5.7 million, compared to $94.9 million in 2022. During 2023, cash flow used for investing activities included capital expenditures, net of $89.4 million, which consisted primarily of equipment upgrades.

Cash flow used for investing activities was $94.9 million for 2022. During 2022, cash flow used for investing activities included capital expenditures, net of $96.0 million, which consisted primarily of equipment upgrades, partially offset by proceeds of $1.0 million from the New Castle divestiture.

*Cash Flow Used for Financing Activities*

Cash flow used for financing activities was $143.1 million for 2023 compared to $150.7 million in 2022. During 2023, cash flow used for financing activities primarily included $64.5 million of cash dividends paid to shareholders, $49.3 million in common shares repurchased, primarily under the share repurchase program, $19.0 million from the repayment of borrowings under the Credit Agreement and $6.0 million of the effect of employee benefit and stock plans and dividend reinvestment.

Cash flow used for financing activities was $150.7 million for 2022. During 2022, cash flow used for financing activities included $85.5 million in common shares repurchased, primarily under the share repurchase program, $66.6 million of cash dividends paid to shareholders, $6.9 million of the effect of employee benefit and stock plans and dividend reinvestment and $6.1 million of a decrease in notes payable, partially offset by $19.0 million from borrowings under the Credit Agreement.

**FINANCIAL CONDITION** At June 30, 2023, total assets were $2,547.2 million, a decrease of $26.3 million from $2,573.5 million at June 30, 2022. Total liabilities decreased $49.2 million from $1,282.3 million at June 30, 2022 to $1,233.1 million at June 30, 2023.

Working capital was $592.8 million at June 30, 2023, an increase of $53.8 million from $539.1 million at June 30, 2022. The increase in working capital was primarily driven by a decrease in accounts payable of $24.5 million, a decrease in revolving and other lines of credit and notes payable of $20.5 million, an increase in cash and cash equivalents of $20.4 million, an increase in accounts receivable, net of $12.0 million and a decrease in accrued income taxes of $4.3 million. Partially offsetting these items was a decrease in other current assets of $17.1 million and a decrease in inventories of $13.2 million. Currency exchange rate effects decreased working capital by a total of approximately $0.1 million, the effects of which are included in the aforementioned changes.

Property, plant and equipment, net decreased $33.0 million from $1,002.0 million at June 30, 2022 to $969.1 million at June 30, 2023, primarily due to depreciation of $121.4 million and disposals of $5.0 million, partially offset by capital additions of $94.4 million and a favorable currency exchange effect of approximately $1.5 million.

At June 30, 2023, other assets were $551.4 million, an increase of $4.6 million from $546.8 million at June 30, 2022. The primary drivers for the increase were an increase in deferred income taxes of $10.9 million, an increase in goodwill of $5.3 million and an increase in long-term prepaid pension benefit of $4.1 million. Partially offsetting these items was amortization of $12.6 million and a decrease in operating right-of-use assets of $4.2 million. Currency exchange rate effects increased other assets by a total of approximately $9 million, the effects of which are included in the aforementioned changes.

Kennametal Shareholders' equity was $1,275.4 million at June 30, 2023, an increase of $22.9 million from $1,252.6 million in the prior year. The increase was primarily due to net income attributable to Kennametal of $118.5 million and capital stock issued under employee benefit and stock plans of $17.8 million, partially offset by cash dividends paid to Kennametal Shareholders of $64.5 million and the repurchase of capital stock of $49.3 million primarily under the share repurchase program.

**EFFECTS OF INFLATION** Rising costs, including the cost of certain raw materials, continue to affect our operations throughout the world. We experienced higher levels of inflation in 2023 and expect inflation will continue to be a challenge in fiscal 2024. We will strive to minimize the effects through cost containment, productivity improvements and price increases.

**DISCUSSION OF CRITICAL ACCOUNTING POLICIES** In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the U.S., we make judgments and estimates about the amounts reflected in our consolidated financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the consolidated financial statements. We use relevant information available at the end of each period to make these judgments and estimates. Our significant accounting policies are described in Note 2 of our consolidated financial statements, which are included in Item 8 of this Annual Report. We believe that the following discussion addresses our critical accounting policies.

*Revenue Recognition* The Company's contracts with customers are comprised of purchase orders, and for larger customers, may also include long-term agreements. We account for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. These contracts with customers typically relate to the manufacturing of products, which represent single performance obligations that are satisfied when control of the product passes to the customer. The Company considers the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession and customer acceptance when determining when control transfers to the customer. As a result, revenue is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract. The shipping terms vary across all businesses and depend on the product, customary local commercial terms and the type of transportation. Shipping and handling activities are accounted for as activities to fulfill a promise to transfer a product to a customer and as such, costs incurred are recorded when the related revenue is recognized. Payment for products is due within a limited time period after shipment or delivery, typically within 30 to 90 calendar days of the respective invoice dates. The Company does not generally offer extended payment terms.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Amounts billed and due from our customers are classified as accounts receivable, less allowance for doubtful accounts on the consolidated balance sheets. Certain contracts with customers, primarily distributor customers, have an element of variable consideration that is estimated when revenue is recognized under the contract. Variable consideration primarily includes volume incentive rebates, which are based on achieving a certain level of purchases and other performance criteria as established by our distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned. The majority of our products are consumed by our customers or end users in the manufacture of their products. Historically, we have experienced very low levels of returned products and do not consider the effect of returned products to be material. We have recorded an estimated returned goods allowance to provide for any potential returns.

We warrant that products sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal only after inspection and approval by Kennametal and upon receipt by the customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

The Company records a contract asset when it has a right to payment from a customer that is conditioned on events that have occurred other than the passage of time. The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation. The Company did not have any material remaining performance obligations, contract assets or liabilities as of June 30, 2023 and 2022.

The Company pays sales commissions related to certain contracts, which qualify as incremental costs of obtaining a contract. However, the Company applies the practical expedient that allows an entity to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less. These costs are recorded within operating expense in our consolidated statements of income.

*Stock-Based Compensation* We recognize stock-based compensation expense for all stock options, restricted stock awards and restricted stock units over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). Forfeitures are recorded as incurred. We utilize the Black-Scholes valuation method to establish the fair value of all stock option awards. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

*Accounting for Contingencies* We accrue for contingencies when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment in both assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our consolidated financial statements include environmental, health and safety matters and litigation.

*Long-Lived Assets* We evaluate the recoverability of property, plant and equipment, operating lease right-of-use (ROU) assets and intangible assets that are amortized whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is performed at the asset group level, based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss to the extent that carrying value exceeds fair value. We apply our best judgment when performing these evaluations to determine if a triggering event has occurred, the undiscounted cash flows used to assess recoverability and the fair value of the asset group.

*Goodwill and Indefinite-Lived Intangible Assets* We evaluate the recoverability of goodwill of each of our reporting units by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We perform our annual impairment tests during the June quarter in connection with our annual planning process unless there are impairment indicators based on the results of an ongoing cumulative qualitative assessment that warrant a test prior to that quarter. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit. The discounted cash flow method was used to measure the fair value of our equity under the income approach. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. The estimates and assumptions used in our calculations include revenue and gross margin growth rates, expected capital expenditures to determine projected cash flows, expected tax rates and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experiences, our projections of future operating activity and our weighted average cost of capital (WACC). In order to determine the discount rate, the Company uses a market perspective WACC approach. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an effect on future calculations of estimated fair value.

As of June 30, 2023, there is no goodwill allocated to the Infrastructure reporting unit. As of June 30, 2023, $269.6 million of goodwill was allocated to the Metal Cutting reporting unit. We completed an annual quantitative test of goodwill impairment and determined that the fair value of the reporting unit substantially exceeded the carrying value and, therefore, no impairment was recorded during 2023.

Further, an indefinite-lived trademark intangible asset of $10.8 million in the Metal Cutting reporting unit had a fair value that approximated its carrying value as of the date of the annual impairment test and, therefore, no impairment was recorded during 2023. To determine fair value, we assumed revenue growth rates inclusive of macroeconomic uncertainties and a residual period growth rate of 3 percent. We assumed a royalty rate of 1 percent, and the future period cash flows were discounted at 20.5 percent per annum.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill and indefinite-lived intangible impairment test will prove to be an accurate prediction of the future. Certain events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately affect the estimated fair values of the Metal Cutting reporting unit and of the indefinite-lived trademark may include such items as: (i) a decrease in expected future cash flows, specifically, a decrease in sales volume driven by a prolonged weakness in customer demand or other pressures adversely affecting our long-term sales trends and (ii) inability to achieve the sales from our strategic growth initiatives.

*Pension and Other Postretirement Benefits* We sponsor pension and other postretirement benefit plans for certain employees and retirees. Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over either the expected work life of employees or over the average life of participants participating in these plans, depending on plan status and on participant population. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

In the valuation of our pension and other postretirement benefit liabilities, management utilizes various assumptions. Our discount rates are derived by identifying a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for a plan's projected benefit payments. This rate can fluctuate based on changes in the corporate bond yields. At June 30, 2023, a hypothetical 25 basis point increase or decrease in our discount rates would be immaterial to our pre-tax income.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

The rate of future health care cost increases is based on historical claims and enrollment information projected over the next fiscal year and adjusted for administrative charges. At June 30, 2023, a hypothetical 1 percent increase or decrease in our health care cost trend rates would be immaterial to our pre-tax income.

Future compensation rates, withdrawal rates and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on a review of published mortality tables.

We expect to contribute approximately $9.3 million and $1.1 million to our pension and other postretirement benefit plans, respectively, in 2024. Expected pension contributions in 2024 are primarily for international plans.

*Allowance for Doubtful Accounts* We record allowances for estimated losses resulting from the inability of our customers to make required payments. We assess the creditworthiness of our customers based on multiple sources of information and analyze additional factors such as our historical bad debt experience, industry concentrations of credit risk, current economic trends, changes in customer payment terms and forward-looking information. This assessment requires significant judgment. If the financial condition of our customers was to deteriorate, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts at June 30, 2023.

*Inventories* We use the last-in, first-out method for determining the cost of a significant portion of our U.S. inventories, and they are stated at the lower of cost or market. The cost of the remainder of our inventories is measured using approximate costs determined on the first-in, first-out basis or using the average cost method, and are stated at the lower of cost or net realizable value. When market conditions indicate an excess of carrying costs over market value, a lower of cost or net realizable value provision or a lower of cost or market provision, as applicable, is recorded. Once inventory is determined to be excess or obsolete, a new cost basis is established that is not subsequently written back up in future periods.

*Income Taxes* The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets. Realization of our deferred tax assets is primarily dependent on future taxable income, the timing and amount of which are uncertain. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized. As of June 30, 2023, the deferred tax assets net of valuation allowances relate primarily to net operating loss and other carryforwards, pension benefits, accrued employee benefits and inventory. In the event that we were to determine that we would not be able to realize our deferred tax assets in the future, an increase in the valuation allowance would be required. In the event we were to determine that we are able to use our deferred tax assets for which a valuation allowance is recorded, a decrease in the valuation allowance would be required.

*Swiss tax reform*

Legislation was effectively enacted during the December quarter of fiscal 2020 when the Canton of Schaffhausen approved the Federal Act on Tax Reform and AHV Financing on October 8, 2019 (Swiss tax reform). Significant changes from Swiss tax reform include the abolishment of certain favorable tax regimes and the creation of a multi-year transitional period at both the federal and cantonal levels.

The transitional provisions of Swiss tax reform allow companies to utilize a combination of lower tax rates and tax basis adjustments to fair value, which are used for tax depreciation and amortization purposes resulting in deductions over the transitional period. To reflect the federal and cantonal transitional provisions, as they apply to us, we recorded a deferred tax asset of $14.5 million during the December quarter of fiscal 2020. We considered the deferred tax asset from Swiss tax reform to be an estimate based on our current interpretation of the legislation, which was subject to change based on further legislative guidance, review with the Swiss federal and cantonal authorities and modifications to the underlying valuation. During the December quarter of the current year, we adjusted the calculation of the transitional provisions of Swiss tax reform after a review and receipt of a ruling from the Swiss federal and cantonal authorities and recorded a $2.2 million tax benefit to adjust the deferred tax asset and income tax liabilities related to fiscal years 2021 and 2022.

## NEW ACCOUNTING STANDARDS

The Company did not adopt any new accounting standards during 2023 that have had or are expected to have a material impact on the Company's consolidated financial statements or disclosures.

**RECONCILIATION OF FINANCIAL MEASURES NOT DEFINED BY U.S. GAAP** In accordance with SEC rules, we are providing descriptions of the non-GAAP financial measures included in this Annual Report and reconciliations to the most closely related GAAP financial measures. We believe that these measures provide useful perspective on underlying business trends and results and a supplemental measure of year-over-year results. The non-GAAP financial measures described below are used by management in making operating decisions, allocating financial resources and for business strategy purposes and may, therefore, also be useful to investors as they are a view of our business results through the eyes of management. These non-GAAP financial measures are not intended to be considered by the user in place of the related GAAP financial measure, but rather as supplemental information to our business results. These non-GAAP financial measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted.

*Organic sales growth* Organic sales growth is a non-GAAP financial measure of sales growth (which is the most directly comparable GAAP measure) excluding the effects of acquisitions, divestitures, business days and foreign currency exchange from year-over-year comparisons. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis. We report organic sales growth at the consolidated and segment levels.

*Constant currency end market sales growth (decline)* Constant currency end market sales growth (decline) is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) by end market excluding the effects of acquisitions, divestitures and foreign currency exchange from year-over-year comparisons. We note that, unlike organic sales growth, constant currency end market sales growth (decline) does not exclude the effect of business days. We believe this measure provides investors with a supplemental understanding of underlying end market trends by providing end market sales decline on a consistent basis. We report constant currency end market sales growth (decline) at the consolidated and segment levels.

*Constant currency regional sales growth* Constant currency regional sales growth is a non-GAAP financial measure of sales growth (decline) (which is the most directly comparable GAAP measure) by region excluding the effects of acquisitions, divestitures and foreign currency exchange from year-over-year comparisons. We note that, unlike organic sales growth, constant currency regional sales growth does not exclude the effect of business days. We believe this measure provides investors with a supplemental understanding of underlying regional trends by providing regional sales growth (decline) on a consistent basis. We report constant currency regional sales growth at the consolidated and segment levels.

Reconciliations of organic sales growth to sales growth are as follows:

| Year ended June 30, 2023 | Metal Cutting | Infrastructure | Total |
|---|---|---|---|
| Organic sales growth | 10% | 7% | 9% |
| Foreign currency exchange effect[6] | (6) | (4) | (5) |
| Business days effect[9] | (1) | — | (1) |
| Sales growth | 3% | 3% | 3% |

Reconciliations of constant currency end market sales growth (decline) to end market sales growth (decline), are as follows:

Metal Cutting

| Year ended June 30, 2023 | Energy | General engineering | Aerospace & Defense | Transportation |
|---|---|---|---|---|
| Constant currency end market sales growth | 4% | 8% | 22% | 8% |
| Foreign currency exchange effect[6] | (5) | (5) | (5) | (7) |
| End market sales (decline) growth[7] | (1)% | 3% | 17% | 1% |

Infrastructure

| Year ended June 30, 2023 | Energy | General engineering | Aerospace & Defense | Earthworks |
|---|---|---|---|---|
| Constant currency end market sales growth (decline) | 14% | 6% | (6)% | 5% |
| Foreign currency exchange effect[6] | — | (4) | (3) | (5) |
| End market sales growth (decline)[7] | 14% | 2% | (9)% | —% |

Total

| Year ended June 30, 2023 | Energy | General engineering | Aerospace & Defense | Transportation | Earthworks |
|---|---|---|---|---|---|
| Constant currency end market sales growth | 11% | 7% | 14% | 8% | 5% |
| Foreign currency exchange effect[6] | (2) | (5) | (4) | (7) | (5) |
| End market sales growth[7] | 9% | 2% | 10% | 1% | —% |

Reconciliations of constant currency regional sales growth (decline) to reported regional sales growth (decline), are as follows:

| | Year Ended June 30, 2023 | | |
|---|---|---|---|
| | Americas | EMEA | Asia Pacific |
| **Metal Cutting** | | | |
| Constant currency regional sales growth | 12% | 10% | 2% |
| Foreign currency exchange effect[6] | — | (10) | (8) |
| Regional sales growth (decline)[8] | 12% | —% | (6)% |
| | | | |
| **Infrastructure** | | | |
| Constant currency regional sales growth | 5% | 15% | 5% |
| Foreign currency exchange effect[6] | (1) | (11) | (7) |
| Regional sales growth (decline)[8] | 4% | 4% | (2)% |
| | | | |
| **Total** | | | |
| Constant currency regional sales growth | 9% | 11% | 3% |
| Foreign currency exchange effect[6] | (1) | (10) | (7) |
| Regional sales growth (decline)[8] | 8% | 1% | (4)% |

[6] Foreign currency exchange effect is calculated by dividing the difference between current period sales and current period sales at prior period foreign exchange rates by prior period sales.

[7] Aggregate sales for all end markets sum to the sales amount presented on Kennametal's consolidated financial statements.

[8] Aggregate sales for all regions sum to the sales amount presented on Kennametal's consolidated financial statements.

[9] Business days effect is calculated by dividing the year-over-year change in weighted average working days (based on mix of sales by country) by prior period weighted average working days.

**ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**MARKET RISK** We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. As part of our financial risk management program, we use certain derivative financial instruments to manage these risks. We do not enter into derivative transactions for speculative purposes and, therefore, hold no derivative instruments for trading purposes. We may use derivative financial instruments to provide predictability to the effects of changes in foreign exchange rates on our consolidated results. Our objective in managing foreign exchange exposures with derivative instruments is to reduce volatility in cash flow, allowing us to focus more of our attention on business operations. With respect to interest rate management, we have used forward-starting interest rate swaps to effectively hedge the variability in future benchmark interest payments attributable to changes in interest rates on forecasted issuances of fixed-rate debt. See Notes 2 and 17 of our consolidated financial statements set forth in Item 8 of this Annual Report.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in interest and currency exchange rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

Included below is a sensitivity analysis that is based upon a hypothetical 10 percent change on the effective interest rates under our current borrowing arrangements as of June 30, 2023. We compared our borrowing arrangements in effect at June 30, 2023 to the hypothetical interest rates in the sensitivity analysis to determine the effect on interest expense, pre-tax income and accumulated other comprehensive loss.

**DEBT, REVOLVING AND OTHER LINES OF CREDIT AND NOTES PAYABLE** At June 30, 2023 and 2022, we had $595.9 million and $615.6 million, respectively, of outstanding debt, including revolving and other lines of credit and notes payable. The effective interest rate was 3.7 percent as of June 30, 2023 and 2022, respectively. A hypothetical change of 10 percent in market interest rates from June 30, 2023 levels would be immaterial.

**CURRENCY EXCHANGE RATE FLUCTUATIONS** Currency exchange rate fluctuations decreased diluted earnings per share by $0.19 in 2023 and decreased diluted earnings per share by $0.10 in 2022. Currency exchange rate fluctuations may have a material effect on future earnings in the short term and long term.

**ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has conducted an assessment of the Company's internal controls over financial reporting as of June 30, 2023 using the criteria in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of June 30, 2023, based on the criteria in *Internal Control – Integrated Framework (2013)* issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of June 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kennametal Inc.

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kennametal Inc. and its subsidiaries (the "Company") as of June 30, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

## Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Provision for Income Taxes*

As described in Notes 2 and 13 to the consolidated financial statements, the Company recorded a provision for income taxes of $36.3 million for the year ended June 30, 2023. The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets.

The principal considerations for our determination that performing procedures relating to the provision for income taxes is a critical audit matter are (i) a high degree of auditor effort in performing procedures and evaluating management's provision for income taxes and the related assets and liabilities, including the accruals for unrecognized tax benefits, as well as management's assessment of the need for valuation allowances on deferred tax assets and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provision for income taxes, including controls over accruals for unrecognized tax benefits and valuation allowances on deferred tax assets. These procedures also included, among others (i) testing the accuracy of the provision for income taxes, which included the effective tax rate reconciliation and permanent and temporary differences, (ii) evaluating whether the data utilized in the calculations of the provision for income taxes and deferred tax assets and liabilities were appropriate and consistent with evidence obtained in other areas of the audit, (iii) evaluating the identification of accruals for unrecognized tax benefits and the reasonableness of the more likely than not determination in consideration of court decisions, legislative actions, statutes of limitations, and developments in tax examinations by jurisdiction, and (iv) evaluating the reasonableness of management's assessment of the realizability of its deferred tax assets based on expectations of the ability to utilize its tax attributes through testing of historical and estimated future taxable income. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of management's judgments and estimates related to the application of foreign and domestic tax laws and regulations.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

August 9, 2023

We have served as the Company's auditor since 2002.

## CONSOLIDATED STATEMENTS OF INCOME

| Year ended June 30 (in thousands, except per share data) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Sales | $ 2,078,184 | $ 2,012,456 | $ 1,841,441 |
| Cost of goods sold | 1,431,745 | 1,364,479 | 1,288,963 |
| Gross profit | 646,439 | 647,977 | 552,478 |
| Operating expense | 437,292 | 419,093 | 407,246 |
| Restructuring and other charges, net (Note 16) | 4,106 | (1,243) | 29,061 |
| Gain on divestiture (Note 4) | — | (1,001) | — |
| Amortization of intangibles | 12,624 | 12,988 | 14,003 |
| Operating income | 192,417 | 218,140 | 102,168 |
| Interest expense | 28,496 | 25,914 | 46,375 |
| Other expense (income), net | 4,300 | (14,507) | (8,867) |
| Income before income taxes | 159,621 | 206,733 | 64,660 |
| Provision for income taxes (Note 13) | 36,255 | 56,532 | 6,243 |
| Net income | 123,366 | 150,201 | 58,417 |
| Less: Net income attributable to noncontrolling interests | 4,907 | 5,578 | 3,983 |
| Net income attributable to Kennametal | $ 118,459 | $ 144,623 | $ 54,434 |
| PER SHARE DATA ATTRIBUTABLE TO KENNAMETAL SHAREHOLDERS | | | |
| Basic earnings per share | $ 1.47 | $ 1.74 | $ 0.65 |
| Diluted earnings per share | $ 1.46 | $ 1.72 | $ 0.65 |
| Basic weighted average shares outstanding | 80,803 | 83,252 | 83,602 |
| Diluted weighted average shares outstanding | 81,402 | 83,944 | 84,333 |

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| Year ended June 30 (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Net income | 123,366 | $ 150,201 | $ 58,417 |
| Other comprehensive (loss) income, net of tax | | | |
| Unrealized gain on derivatives designated and qualified as cash flow hedges | — | — | 9,255 |
| Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges | (770) | (770) | (401) |
| Unrecognized net pension and other postretirement benefit plans (loss) gain | (10,402) | (4,163) | 9,107 |
| Reclassification of net pension and other postretirement benefit plans loss | 3,373 | 8,929 | 10,355 |
| Foreign currency translation adjustments | 6,815 | (91,185) | 60,528 |
| Total other comprehensive (loss) income, net of tax | (984) | (87,189) | 88,844 |
| Total comprehensive income | 122,382 | 63,012 | 147,261 |
| Less: comprehensive income attributable to noncontrolling interests | 4,315 | 2,013 | 5,910 |
| Comprehensive income attributable to Kennametal Shareholders | $ 118,067 | $ 60,999 | $ 141,351 |

The accompanying notes are an integral part of these consolidated financial statements.

## CONSOLIDATED BALANCE SHEETS

| As of June 30 (in thousands, except per share data) | 2023 | 2022 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 106,021 | $ 85,586 |
| Accounts receivable, less allowance for doubtful accounts of $8,759 and $9,422 respectively | 307,313 | 295,346 |
| Inventories (Note 7) | 557,630 | 570,836 |
| Other current assets | 55,825 | 72,940 |
| Total current assets | 1,026,789 | 1,024,708 |
| Property, plant and equipment: | | |
| Land and buildings | 416,291 | 410,039 |
| Machinery and equipment | 1,951,535 | 1,904,872 |
| Less accumulated depreciation | (1,398,758) | (1,312,870) |
| Property, plant and equipment, net | 969,068 | 1,002,041 |
| Other assets: | | |
| Goodwill (Note 8) | 269,551 | 264,230 |
| Other intangible assets, less accumulated amortization of $173,346 and $160,699, respectively (Note 8) | 93,164 | 105,725 |
| Operating lease right-of-use assets (Note 9) | 43,036 | 47,206 |
| Deferred income taxes (Note 13) | 65,519 | 54,602 |
| Long-term prepaid pension benefit (Note 14) | 70,567 | 66,433 |
| Other | 9,540 | 8,579 |
| Total other assets | 551,377 | 546,775 |
| Total assets | $ 2,547,234 | $ 2,573,524 |
| **LIABILITIES** | | |
| Current liabilities: | | |
| Revolving and other lines of credit and notes payable (Note 12) | $ 689 | $ 21,186 |
| Current operating lease liabilities (Note 9) | 11,379 | 12,387 |
| Accounts payable | 203,341 | 227,887 |
| Accrued income taxes | 25,143 | 29,476 |
| Accrued vacation pay | 14,501 | 15,340 |
| Accrued payroll | 41,134 | 40,970 |
| Other current liabilities (Note 10) | 137,788 | 138,403 |
| Total current liabilities | 433,975 | 485,649 |
| Long-term debt, less current maturities (Note 11) | 595,172 | 594,364 |
| Operating lease liabilities (Note 9) | 32,178 | 35,342 |
| Deferred income taxes (Note 13) | 32,062 | 32,185 |
| Accrued postretirement benefits (Note 14) | 6,800 | 7,924 |
| Accrued pension benefits (Note 14) | 108,736 | 105,071 |
| Accrued income taxes | 1,446 | 6,369 |
| Other liabilities | 22,697 | 15,373 |
| Total liabilities | 1,233,066 | 1,282,277 |
| Commitments and contingencies (Note 20) | | |
| **EQUITY** | | |
| Kennametal Shareholders' Equity: | | |
| Preferred stock, no par value; 5,000 shares authorized; none issued | — | — |
| Capital stock, $1.25 par value; 120,000 shares authorized; 79,835 and 81,337 shares issued, respectively | 99,794 | 101,671 |
| Additional paid-in capital | 465,406 | 494,202 |
| Retained earnings | 1,124,590 | 1,070,655 |
| Accumulated other comprehensive loss (Note 15) | (414,343) | (413,951) |
| Total Kennametal Shareholders' Equity | 1,275,447 | 1,252,577 |
| Noncontrolling interests | 38,721 | 38,670 |
| Total equity | 1,314,168 | 1,291,247 |
| Total liabilities and equity | $ 2,547,234 | $ 2,573,524 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year ended June 30 (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 123,366 | $ 150,201 | $ 58,417 |
| Adjustments to reconcile to cash from operations: | | | |
| Depreciation | 121,401 | 118,690 | 112,485 |
| Amortization | 12,624 | 12,988 | 14,003 |
| Stock-based compensation expense | 24,657 | 20,985 | 24,799 |
| Restructuring and other charges, net (Note 16) | 4,106 | (753) | 5,664 |
| Deferred income taxes | (9,219) | 11,292 | (21,189) |
| Gain on divestiture (Note 4) | — | (1,001) | — |
| Debt refinancing charge (Note 11) | — | — | 9,071 |
| Other | 7,079 | (2,243) | 6,754 |
| Changes in certain assets and liabilities: | | | |
| Accounts receivable | (11,543) | (14,432) | (53,324) |
| Inventories | 17,582 | (127,409) | 61,270 |
| Accounts payable and accrued liabilities | (32,514) | 31,997 | 46,775 |
| Accrued income taxes | 852 | 10,238 | (18,273) |
| Accrued pension and postretirement benefits | (10,103) | (24,216) | (31,585) |
| Other | 9,657 | (4,893) | 20,815 |
| Net cash flow provided by operating activities | 257,945 | 181,444 | 235,682 |
| **INVESTING ACTIVITIES** | | | |
| Purchases of property, plant and equipment | (94,385) | (96,924) | (127,302) |
| Disposals of property, plant and equipment | 5,029 | 924 | 4,373 |
| Proceeds from divestiture (Note 4) | — | 1,001 | — |
| Other | 126 | 60 | (47) |
| Net cash flow used for investing activities | (89,230) | (94,939) | (122,976) |
| **FINANCING ACTIVITIES** | | | |
| Net (decrease) increase in notes payable | (1,270) | (6,067) | 605 |
| Net (decrease) increase in revolving and other lines of credit | (19,000) | 19,000 | (500,000) |
| Term debt borrowings | — | — | 297,867 |
| Term debt repayments | — | — | (300,000) |
| Make-whole premium on early extinguishment of debt (Note 11) | — | — | (9,639) |
| Settlement of interest rate swap agreement (Note 6) | — | — | 10,198 |
| Purchase of capital stock | (49,290) | (85,542) | (197) |
| The effect of employee benefit and stock plans and dividend reinvestment | (6,042) | (6,909) | 821 |
| Cash dividends paid to Shareholders | (64,524) | (66,565) | (66,735) |
| Other | (2,982) | (4,652) | (7,165) |
| Net cash flow used for financing activities | (143,108) | (150,735) | (574,245) |
| Effect of exchange rate changes on cash and cash equivalents | (5,172) | (4,231) | 8,902 |
| **CASH AND CASH EQUIVALENTS** | | | |
| Net increase (decrease) in cash and cash equivalents | 20,435 | (68,461) | (452,637) |
| Cash and cash equivalents, beginning of year | 85,586 | 154,047 | 606,684 |
| Cash and cash equivalents, end of year | $ 106,021 | $ 85,586 | $ 154,047 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| Year ended June 30 (in thousands) | 2023 Shares | 2023 Amount | 2022 Shares | 2022 Amount | 2021 Shares | 2021 Amount |
|---|---|---|---|---|---|---|
| **CAPITAL STOCK** | | | | | | |
| Balance at beginning of year | 81,337 | $ 101,671 | 83,614 | $ 104,518 | 82,923 | $ 103,654 |
| Dividend reinvestment | 7 | 9 | 6 | 7 | 6 | 7 |
| Capital stock issued under employee benefit and stock plans | 494 | 618 | 444 | 554 | 691 | 864 |
| Purchase of capital stock | (2,003) | (2,504) | (2,727) | (3,408) | (6) | (7) |
| Balance at end of year | 79,835 | 99,794 | 81,337 | 101,671 | 83,614 | 104,518 |
| **ADDITIONAL PAID-IN CAPITAL** | | | | | | |
| Balance at beginning of year | | 494,202 | | 562,820 | | 538,575 |
| Dividend reinvestment | | 178 | | 182 | | 191 |
| Capital stock issued under employee benefit and stock plans | | 17,812 | | 13,334 | | 24,556 |
| Purchase of noncontrolling interests | | — | | — | | (311) |
| Purchase of capital stock | | (46,786) | | (82,134) | | (191) |
| Balance at end of year | | 465,406 | | 494,202 | | 562,820 |
| **RETAINED EARNINGS** | | | | | | |
| Balance at beginning of year | | 1,070,655 | | 992,597 | | 1,004,898 |
| Net income attributable to Kennametal | | 118,459 | | 144,623 | | 54,434 |
| Cash dividends ($0.80 per share in 2023, 2022 and 2021, respectively) | | (64,524) | | (66,565) | | (66,735) |
| Balance at end of year | | 1,124,590 | | 1,070,655 | | 992,597 |
| **ACCUMULATED OTHER COMPREHENSIVE LOSS** | | | | | | |
| Balance at beginning of year | | (413,951) | | (330,327) | | (417,242) |
| Unrealized gain on derivatives designated and qualified as cash flow hedges | | — | | — | | 9,255 |
| Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges | | (770) | | (770) | | (401) |
| Unrecognized net pension and other postretirement benefit plans (loss) gain | | (10,402) | | (4,163) | | 9,107 |
| Reclassification of net pension and other postretirement benefit plans loss | | 3,373 | | 8,929 | | 10,355 |
| Foreign currency translation adjustments | | 7,407 | | (87,620) | | 58,599 |
| Other comprehensive (loss) income, net of tax | | (392) | | (83,624) | | 86,915 |
| Balance at end of year | | (414,343) | | (413,951) | | (330,327) |
| **NONCONTROLLING INTERESTS** | | | | | | |
| Balance at beginning of year | | 38,670 | | 38,597 | | 38,903 |
| Net income | | 4,907 | | 5,578 | | 3,983 |
| Other comprehensive (loss) income, net of tax | | (592) | | (3,565) | | 1,927 |
| Purchase of noncontrolling interests | | — | | — | | (1,319) |
| Cash dividends | | (4,264) | | (1,940) | | (4,897) |
| Balance at end of year | | 38,721 | | 38,670 | | 38,597 |
| Total equity, June 30 | | $ 1,314,168 | | $ 1,291,247 | | $ 1,368,205 |

The accompanying notes are an integral part of these consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1 — NATURE OF OPERATIONS

With more than 80 years of materials expertise, the Company is a global industrial technology leader, helping customers across the aerospace and defense, earthworks, energy, general engineering and transportation end markets manufacture with precision and efficiency. This expertise includes the development and application of tungsten carbides, ceramics, super-hard materials and solutions used in metal cutting and extreme wear applications to keep customers up and running longer against conditions such as corrosion and high temperatures.

Our standard and custom product offering spans metal cutting and wear applications including turning, milling, hole making, tooling systems and services, as well as specialized wear components and metallurgical powders. End users of the Company's metal cutting products include manufacturers engaged in a diverse array of industries including: the manufacturers of transportation vehicles and components, machine tools and light and heavy machinery; airframe and aerospace components; and energy-related components for the oil and gas industry, as well as power generation. The Company's wear and metallurgical powders are used by producers and suppliers in equipment-intensive operations such as road construction, mining, quarrying, oil and gas exploration, refining, production and supply, and for aerospace and defense.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this Annual Report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

**PRINCIPLES OF CONSOLIDATION** The consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling interest. All intercompany balances and transactions are eliminated.

**USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS** In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), we make judgments and estimates about the amounts reflected in our consolidated financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the consolidated financial statements. We use historical experience and available information to make these judgments and estimates. Actual amounts could differ from the estimates reflected in our consolidated financial statements.

**CASH AND CASH EQUIVALENTS** Cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds and bank deposits at June 30, 2023.

**ACCOUNTS RECEIVABLE** We market our products to a diverse customer base throughout the world. Trade credit is extended based upon periodically updated evaluations of each customer's ability to satisfy its obligations. We record allowances for estimated losses resulting from the inability of our customers to make required payments. We assess the creditworthiness of our customers based on multiple sources of information and analyze additional factors such as our historical bad debt experience, industry concentrations of credit risk, current economic trends, changes in customer payment terms and forward-looking information.

**INVENTORIES** We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our United States (U.S.) inventories, and they are stated at the lower of cost or market. The cost of the remainder of our inventories is measured using approximate costs determined on the first-in, first-out basis or using the average cost method, and are stated at the lower of cost or net realizable value. When market conditions indicate an excess of carrying costs over market value, a lower of cost or net realizable value provision or a lower of cost or market provision, as applicable, is recorded. Once inventory is determined to be excess or obsolete, a new cost basis is established that is not subsequently written back up in future periods.

**PROPERTY, PLANT AND EQUIPMENT** Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in operating income. Interest related to the construction of major facilities is capitalized as part of the construction costs and is depreciated over the facilities' estimated useful lives.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives: building and improvements over 15-40 years; machinery and equipment over 4-15 years; furniture and fixtures over 5-10 years and computer hardware and software over 3-5 years.

**LONG-LIVED ASSETS** We evaluate the recoverability of property, plant and equipment, operating lease right-of-use (ROU) assets and intangible assets that are amortized, whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is performed at the asset group level, based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss to the extent that carrying value exceeds fair value. We apply our best judgment when performing these evaluations to determine if a triggering event has occurred, the undiscounted cash flows used to assess recoverability and the fair value of the asset group.

**GOODWILL AND OTHER INTANGIBLE ASSETS** Goodwill represents the excess of cost over the fair value of the net assets of acquired companies. Goodwill and other intangible assets with indefinite lives are tested at least annually for impairment. We perform our annual impairment tests during the June quarter in connection with our annual planning process unless there are impairment indicators based on the results of an ongoing cumulative qualitative assessment that warrant a test prior to that quarter. As of June 30, 2023, only the Metal Cutting reporting unit has goodwill recorded. We evaluate the recoverability of goodwill for the reporting unit by comparing the fair value of the reporting unit with its carrying value. The fair value of our reporting unit is determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of the reporting unit. We evaluate the recoverability of indefinite-lived intangible assets using a discounted cash flow analysis based on projected financial information. This evaluation is sensitive to changes in market interest rates and other external factors.

The majority of our intangible assets with definite lives are amortized on a straight-line basis, while certain customer-related intangible assets are amortized on an accelerated method. Identifiable assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

**PENSION AND OTHER POSTRETIREMENT BENEFITS** We sponsor these types of benefit plans for certain employees and retirees. Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over either the expected work life of employees or over the average life of participants participating in these plans, depending on plan status and on participant population. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

In the valuation of our pension and other postretirement benefit liabilities, management utilizes various assumptions. Discount rates are derived by identifying a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for a plan's projected benefit payments. This rate can fluctuate based on changes in the corporate bond yields.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

The rate of future health care costs is based on historical claims and enrollment information projected over the next year and adjusted for administrative charges. Future compensation rates, withdrawal rates and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on a review of published mortality tables.

**EARNINGS PER SHARE** Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that would occur related to the issuance of capital stock under stock option grants, performance awards and restricted stock units. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options, performance awards and restricted stock units.

The following tables provide the computation of diluted shares outstanding:

| (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Weighted-average shares outstanding during period | 80,803 | 83,252 | 83,602 |
| Add: Unexercised stock options and unvested restricted stock units | 599 | 692 | 731 |
| Number of shares on which diluted earnings per share is calculated | 81,402 | 83,944 | 84,333 |
| Unexercised stock options with an exercise price greater than the average market price and restricted stock units not included in the computation because they were anti-dilutive | 642 | 260 | 295 |

**REVENUE RECOGNITION** The Company's contracts with customers are comprised of purchase orders, and for larger customers, may also include long-term agreements. We account for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. These contracts with customers typically relate to the manufacturing of products, which represent single performance obligations that are satisfied when control of the product passes to the customer. The Company considers the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession and customer acceptance when determining when control transfers to the customer. As a result, revenue is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract. The shipping terms vary across all businesses and depend on the product, customary local commercial terms and the type of transportation. Shipping and handling activities are accounted for as activities to fulfill a promise to transfer a product to a customer and as such, costs incurred are recorded when the related revenue is recognized. Payment for products is due within a limited time period after shipment or delivery, typically within 30 to 90 calendar days of the respective invoice dates. The Company does not generally offer extended payment terms.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Amounts billed and due from our customers are classified as accounts receivable, less allowance for doubtful accounts on the consolidated balance sheets. Certain contracts with customers, primarily distributor customers, have an element of variable consideration that is estimated when revenue is recognized under the contract. Variable consideration primarily includes volume incentive rebates, which are based on achieving a certain level of purchases and other performance criteria as established by our distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned. The majority of our products are consumed by our customers or end users in the manufacture of their products. Historically, we have experienced very low levels of returned products and do not consider the effect of returned products to be material. We have recorded an estimated returned goods allowance to provide for any potential returns.

We warrant that products sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal only after inspection and approval by Kennametal and upon receipt by the customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

The Company records a contract asset when it has a right to payment from a customer that is conditioned on events that have occurred other than the passage of time. The Company also records a contract liability when customers prepay but the Company has not yet satisfied its performance obligation. The Company did not have any material remaining performance obligations, contract assets or liabilities as of June 30, 2023 and 2022.

The Company pays sales commissions related to certain contracts, which qualify as incremental costs of obtaining a contract. However, the Company applies the practical expedient that allows an entity to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less. These costs are recorded within operating expense in our consolidated statements of income.

**SHIPPING AND HANDLING FEES AND COSTS** All fees billed to customers for shipping and handling are classified as a component of sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

**STOCK-BASED COMPENSATION** We recognize stock-based compensation expense for all stock options, restricted stock awards and restricted stock units over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). Forfeitures are recorded as incurred. We utilize the Black-Scholes valuation method to establish the fair value of all stock option awards. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

Capital stock options are granted to eligible employees at fair market value at the date of grant. Capital stock options are exercisable under specified conditions for up to 10 years from the date of grant. The Kennametal Inc. Stock and Incentive Plan of 2010, as Amended and Restated on October 22, 2013, and further amended on January 27, 2015 (A/R 2010 Plan), by the Kennametal Inc. 2016 Stock and Incentive Plan, and on October 27, 2020 by the Kennametal Inc. 2020 Stock and Incentive Plan (2020 Plan) authorize the issuance of up to 9,500,000 shares of the Company's capital stock plus any shares remaining unissued under the Kennametal Inc. Stock and Incentive Plan of 2002, as amended (2002 Plan). Under the provisions of the A/R 2010 Plan and 2020 Plan, participants may deliver stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair market value of shares delivered during 2023, 2022 and 2021 was immaterial. In addition to stock option grants, the A/R 2010 Plan and the 2020 Plan permit the award of stock appreciation rights, performance share awards, performance unit awards, restricted stock awards, restricted unit awards and share awards to directors, officers and key employees.

**RESEARCH AND DEVELOPMENT COSTS** Research and development costs of $43.1 million, $42.1 million and $39.5 million in 2023, 2022 and 2021, respectively, were expensed as incurred. These costs are included in operating expense in the consolidated statements of income.

**INCOME TAXES** The Company's provision for income taxes is calculated based on income and statutory tax rates in the various jurisdictions in which the Company operates and requires the use of management's estimates and judgments. Management judgment is required in determining the Company's worldwide provision for income taxes and recording the related assets and liabilities, including accruals for unrecognized tax benefits and assessing the need for valuation allowances on deferred tax assets. Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50 percent) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, we consider all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, and projections of future profitability within the carry forward period, including taxable income from tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. Upon changes in facts and circumstances, we may conclude that deferred tax assets for which no valuation allowance is currently recorded may not be realized, resulting in a charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released.

**DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES** As part of our financial risk management program, we use certain derivative financial instruments. We do not enter into derivative transactions for speculative purposes and, therefore, hold no derivative instruments for trading purposes. We use derivative financial instruments to provide predictability to the effects of changes in foreign exchange rates on our consolidated results. Our objective in managing foreign exchange exposures with derivative instruments is to reduce volatility in cash flow, allowing us to focus more of our attention on business operations. With respect to interest rate management, we have used forward-starting interest rate swaps to effectively hedge the variability in future benchmark interest payments attributable to changes in interest rates on forecasted issuances of fixed-rate debt.

We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction, when the derivative is specifically designated as a hedge of such items. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. Certain currency forward contracts hedging significant cross-border intercompany loans are considered other derivatives and, therefore, do not qualify for hedge accounting.

**NET INVESTMENT HEDGES** We designate financial instruments as net investment hedges from time to time to hedge the foreign exchange exposure of our net investment in foreign currency-based subsidiaries. The remeasurements of these non-derivatives designated as net investment hedges are calculated each period with changes reported in foreign currency translation adjustment within accumulated other comprehensive loss. Such amounts will remain in accumulated other comprehensive loss unless we complete or substantially complete liquidation or disposal of our investment in the underlying foreign operations.

**CURRENCY TRANSLATION** Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

Losses of $3.9 million, $2.5 million and $3.3 million from currency transactions were included in other expense (income), net in 2023, 2022 and 2021, respectively.

## NOTE 3 — SUPPLEMENTAL CASH FLOW DISCLOSURES

| Year ended June 30 (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cash paid during the period for: | | | |
| Interest | $ 28,192 | $ 25,277 | $ 43,601 |
| Income taxes | 43,730 | 36,105 | 48,910 |
| Supplemental disclosure of non-cash information: | | | |
| Changes in accounts payable related to purchases of property, plant and equipment | (2,248) | 9,800 | (17,500) |
| Changes in notes payable related to purchases of property, plant and equipment | — | — | 7,254 |

## NOTE 4 — DIVESTITURE

During the year ended June 30, 2020, we completed the sale of certain assets of the non-core specialty alloys and metals business within the Infrastructure segment located in New Castle, Pennsylvania to Advanced Metallurgical Group N.V. for an aggregate price of $24.0 million.

The net book value of these assets at closing was $29.5 million, and the pre-tax loss on divestiture recognized during the year ended June 30, 2020 was $6.5 million. Transaction proceeds were primarily used for capital expenditures related to our simplification/modernization efforts. During the year ended June 30, 2022, we recorded a pre-tax gain of $1.0 million on the New Castle divestiture due to proceeds held in escrow until November 2021.

## NOTE 5 — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three levels to prioritize the inputs used in valuations, as defined below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable.

As of June 30, 2023, the fair values of the Company's financial assets and financial liabilities measured at fair value on a recurring basis are categorized as follows:

| (in thousands) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Derivatives [1] | $ — | $ 68 | $ — | $ 68 |
| Total assets at fair value | $ — | $ 68 | $ — | $ 68 |
| | | | | |
| Liabilities: | | | | |
| Derivatives [1] | $ — | $ 100 | $ — | $ 100 |
| Total liabilities at fair value | $ — | $ 100 | $ — | $ 100 |

As of June 30, 2022, the fair value of the Company's financial assets and financial liabilities measured at fair value on a recurring basis are categorized as follows:

| (in thousands) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Derivatives [1] | $ — | $ 176 | $ — | $ 176 |
| Total assets at fair value | $ — | $ 176 | $ — | $ 176 |
| | | | | |
| Liabilities: | | | | |
| Derivatives [1] | $ — | $ 574 | $ — | $ 574 |
| Total liabilities at fair value | $ — | $ 574 | $ — | $ 574 |

[1] Currency derivatives are valued based on observable market spot and forward rates and are classified within Level 2 of the fair value hierarchy.

There have been no changes in classification and transfers between levels in the fair value hierarchy in the current period.

## NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of our financial risk management program, we use certain derivative financial instruments. See Note 2 for discussion on our derivative instruments and hedging activities policy.

There are no derivatives designated as hedging instruments as of June 30, 2023 or 2022. The fair value of derivatives not designated as hedging instruments in the consolidated balance sheets are as follows:

| (in thousands) | 2023 | 2022 |
|---|---|---|
| Derivatives not designated as hedging instruments | | |
| Other current assets - currency forward contracts | $ 68 | $ 176 |
| Other current liabilities - currency forward contracts | (100) | (574) |
| Total derivatives not designated as hedging instruments | (32) | (398) |
| Total derivatives | $ (32) | $ (398) |

Certain currency forward contracts that hedge significant cross-border intercompany loans are considered as other derivatives and therefore do not qualify for hedge accounting. These contracts are recorded at fair value in the consolidated balance sheets, with the offset to other expense (income), net. (Gains) losses related to derivatives not designated as hedging instruments have been recognized as follows:

| (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Other expense (income), net - currency forward contracts | $ (435) | $ 377 | $ 2 |

CASH FLOW HEDGES

During fiscal 2020 we entered into seven forward-starting interest rate swap contracts with an aggregate notional amount totaling $200.0 million. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. During fiscal 2021, upon issuance of the Senior Unsecured Notes due 2031 (see Note 11 for more information) we settled the forward starting interest rate swap contracts for a gain of $10.2 million in other comprehensive (loss) income. The gain will be amortized out of accumulated other comprehensive loss and into interest expense (as a benefit) over the life of the Senior Unsecured Notes due 2031. There were no interest rate swap contracts outstanding at June 30, 2023 or 2022.

NET INVESTMENT HEDGES

As of June 30, 2023 we had no net investment hedges in place. As of June 30, 2022 we had foreign currency-denominated intercompany loans payable in the aggregate principal amounts of €13 million designated as net investment hedges to hedge a portion of the foreign exchange exposure of our net investment in Euro-based subsidiaries.

During fiscal 2023, we did periodically utilize net investment hedges through foreign currency-denominated intercompany loans payable which resulted in an aggregate gain of $0.7 million recorded as a component of foreign currency translation adjustments in other comprehensive loss during 2023. A gain of $0.8 million and a loss of $1.9 million were recorded as a component of foreign currency translation adjustments in other comprehensive (loss) income during 2022 and 2021, respectively.

As of June 30, 2022, the foreign currency-denominated intercompany loans payable designated as net investment hedges consisted of:

| (in thousands) | 2022 | | |
|---|---|---|---|
| Instrument | Notional (EUR)[2] | Notional (USD)[2] | Maturity |
| Foreign currency-denominated intercompany loan payable | €13,013 | $13,531 | August 31, 2022 |

[2] Includes principal and accrued interest.

## NOTE 7 — INVENTORIES

Inventories consisted of the following at June 30:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Finished goods | $ | 328,094 | $ | 316,936 |
| Work in process and powder blends | | 233,346 | | 231,214 |
| Raw materials | | 81,552 | | 107,024 |
| Inventories at current cost | | 642,992 | | 655,174 |
| Less: LIFO valuation | | (85,362) | | (84,338) |
| Total inventories | $ | 557,630 | $ | 570,836 |

We used the LIFO method of valuing inventories for approximately 33 percent of total inventories at June 30, 2023.

## NOTE 8 — GOODWILL AND OTHER INTANGIBLE ASSETS

As of June 30, 2023, $269.6 million of goodwill was allocated to the Metal Cutting reporting unit. We completed an annual quantitative test of goodwill impairment and determined that the fair value of the reporting unit substantially exceeded the carrying value and, therefore, no impairment was recorded during 2023. Further, an indefinite-lived trademark intangible asset of $10.8 million in the Metal Cutting reporting unit had a fair value that approximated its carrying value as of the date of the annual impairment test and, therefore, no impairment was recorded during 2023.

A summary of the carrying amount of goodwill attributable to each segment, as well as the changes in such, is as follows:

| (in thousands) | Metal Cutting | Infrastructure | Total |
|---|---|---|---|
| Gross goodwill | $ 455,276 | $ 633,211 | $ 1,088,487 |
| Accumulated impairment losses | (177,661) | (633,211) | (810,872) |
| Balance as of June 30, 2021 | $ 277,615 | $ — | $ 277,615 |
| | | | |
| Activity for the year ended June 30, 2022: | | | |
| Change in gross goodwill due to translation | (13,385) | — | (13,385) |
| | | | |
| Gross goodwill | 441,891 | 633,211 | 1,075,102 |
| Accumulated impairment losses | (177,661) | (633,211) | (810,872) |
| Balance as of June 30, 2022 | $ 264,230 | $ — | $ 264,230 |
| | | | |
| Activity for the year ended June 30, 2023: | | | |
| Change in gross goodwill due to translation | 5,321 | — | 5,321 |
| | | | |
| Gross goodwill | 447,212 | 633,211 | 1,080,423 |
| Accumulated impairment losses | (177,661) | (633,211) | (810,872) |
| Balance as of June 30, 2023 | $ 269,551 | $ — | $ 269,551 |

The components of our other intangible assets were as follows:

| (in thousands) | Estimated Useful Life (in years) | June 30, 2023 | | June 30, 2022 | |
|---|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Technology-based and other | 4 to 20 | $ 31,872 | $ (23,838) | $ 31,592 | $ (22,734) |
| Customer-related | 10 to 21 | 179,889 | (112,890) | 180,263 | (104,698) |
| Unpatented technology | 10 to 30 | 31,487 | (25,177) | 31,807 | (22,950) |
| Trademarks | 5 to 20 | 12,426 | (11,441) | 12,403 | (10,317) |
| Trademarks | Indefinite | 10,836 | — | 10,359 | — |
| Total | | $ 266,510 | $ (173,346) | $ 266,424 | $ (160,699) |

Amortization expense for intangible assets was $12.6 million, $13.0 million and $14.0 million for 2023, 2022 and 2021, respectively. Estimated amortization expense for 2024 through 2028 is $10.9 million, $9.7 million, $9.3 million, $7.8 million, and $6.8 million, respectively.

## NOTE 9 — LEASES

At the inception of our contracts, we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement. For leases that do not have a readily determinable implicit rate, we use a discount rate based on our incremental borrowing rate, which is determined considering factors such as the lease term, our credit rating and the economic environment of the location of the lease as of the commencement date.

We account for non-lease components separately from lease components. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance and other operating costs in addition to base rent. We also do not recognize ROU assets and liabilities for leases with an initial term of 12 months or less. Lease costs associated with leases of less than 12 months were $7.0 million, $3.7 million and $2.4 million for the years ended June 30, 2023, 2022 and 2021, respectively.

As a lessee, we have various operating lease agreements primarily related to real estate, vehicles and office and plant equipment. Our real estate leases, which are comprised primarily of manufacturing, warehousing, office and administration facilities, represent a majority of our lease liability. Our lease payments are largely fixed. Any variable lease payments, including utilities, common area maintenance and repairs and maintenance, are expensed during the period incurred. Variable lease costs were immaterial for the years ended June 30, 2023, 2022 and 2021. A majority of our real estate leases include options to extend the lease and options to early terminate the lease. Leases with an early termination option generally involve a termination payment. We review all options to extend, terminate, or purchase the ROU assets at the inception of the lease and account for these options when they are reasonably certain of being exercised. Our lease agreements generally do not contain any material residual value guarantees or materially restrictive covenants. We do not have any material leases that have been signed but not commenced, and we did not have any lease transactions with related parties.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in operating expense on our consolidated statements of income. Operating lease cost was $22.0 million, $21.3 million and $20.2 million in 2023, 2022 and 2021, respectively.

The following table sets forth supplemental balance sheet information related to our operating leases:

| Year Ended June 30 | 2023 | 2022 | 2021 |
|---|---|---|---|
| Weighted average remaining lease term | 8.0 years | 8.1 years | 8.0 years |
| Weighted average discount rate | 3.8 % | 3.2 % | 3.3 % |

The following table sets forth supplemental cash flow information related to our operating leases:

| Year Ended June 30 (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Operating cash outflows from operating leases | $ 15,040 | $ 17,592 | $ 17,651 |
| ROU assets obtained in exchange for new operating lease liabilities | $ 8,066 | $ 15,430 | $ 7,235 |

The following table sets forth the maturities of our operating lease liabilities and reconciles the respective undiscounted payments to the operating lease liabilities in the consolidated balance sheet as of June 30, 2023:

| Year Ended June 30 | (in thousands) |
|---|---|
| 2024 | $ 12,445 |
| 2025 | 9,695 |
| 2026 | 6,781 |
| 2027 | 4,448 |
| 2028 | 2,493 |
| Thereafter | 14,521 |
| Total undiscounted operating lease payments | $ 50,383 |
| Less: discount to net present value | 6,826 |
| Total operating lease liabilities | $ 43,557 |

## NOTE 10 — OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at June 30:

| (in thousands) | 2023 | 2022 |
|---|---|---|
| Accrued employee benefits | $ 36,980 | $ 35,270 |
| Payroll, state and local taxes | 11,606 | 9,989 |
| Accrued professional and legal fees | 10,730 | 9,489 |
| Accrued environmental | 1,658 | 7,938 |
| Accrued restructuring (Note 16) | 9,379 | 6,019 |
| Accrued interest | 3,425 | 3,394 |
| Other | 64,010 | 66,304 |
| Total other current liabilities | $ 137,788 | $ 138,403 |

## NOTE 11 — LONG-TERM DEBT

Long-term debt consisted of the following at June 30:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| 2.800% Senior Unsecured Notes due fiscal 2031, net of discount of $0.1 million for 2023 and $0.2 million for 2022 | $ | 299,860 | $ | 299,842 |
| 4.625% Senior Unsecured Notes due fiscal 2028, net of discount of $1.1 million for 2023 and $1.3 million for 2022 | | 298,920 | | 298,702 |
| Total term debt | | 598,780 | | 598,544 |
| Less unamortized debt issuance costs | | (3,608) | | (4,180) |
| Total long-term debt | $ | 595,172 | $ | 594,364 |

In February 2021, we issued $300.0 million of 2.800 percent Senior Unsecured Notes with a maturity date of March 1, 2031. Interest is paid semi-annually on March 1 and September 1 of each year. During 2021, we settled forward starting interest rate swap contracts for a gain of $10.2 million related to the bond issuance as discussed in Note 6. In March 2021, we used the net proceeds from the bond issuance, plus cash on hand, for the early extinguishment of our $300.0 million of 3.875 percent Senior Unsecured Notes due 2022 (the 2022 Senior Notes). Due to the early extinguishment, interest expense during 2021 includes a make-whole premium of $9.6 million and the acceleration of a loss in the amount of $2.6 million from other comprehensive loss related to forward starting interest rate contracts that were used to hedge the interest payments of the 2022 Senior Notes. A stranded tax benefit associated with the termination of this hedge was also recognized during 2021. Refer to Note 13 for more information related to the stranded tax benefit. On June 7, 2018, we issued $300.0 million of 4.625 percent Senior Unsecured Notes with a maturity date of June 15, 2028. Interest on these notes is paid semi-annually on June 15 and December 15 of each year.

Future principal maturities of long-term debt are $300.0 million in 2028 and $300.0 million in 2031.

Fixed rate debt had a fair market value of $527.4 million and $536.1 million at June 30, 2023 and 2022, respectively. The Level 2 fair value is determined based on the quoted market prices for similar debt instruments as of June 30, 2023 and 2022, respectively.

## NOTE 12 — REVOLVING AND OTHER LINES OF CREDIT AND NOTES PAYABLE

During fiscal 2022, we entered into the Sixth Amended and Restated Credit Agreement dated as of June 14, 2022 (the Credit Agreement). The Credit Agreement is a five-year, multi-currency, revolving credit facility, which we use to augment cash from operations and as an additional source of funds. The Credit Agreement provides for revolving credit loans of up to $700.0 million for working capital, capital expenditures and general corporate purposes. The Credit Agreement allows for borrowings in U.S. dollars, euros, Canadian dollars, pounds sterling and Japanese yen. Interest payable under the Credit Agreement is based upon the type of borrowing under the facility and may be (1) Euro Interbank Offered Rate (EURIBOR), Sterling Overnight Index Average (SONIA), Tokyo Interbank Offered Rate (TIBOR), Secured Overnight Financing Rate (SOFR), and Canadian Dollar Offered Rate (CDOR) for any borrowings in euros, pounds sterling, yen, U.S. dollars and Canadian dollars, respectively, plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus an applicable margin, or (3) fixed as negotiated by us. The Credit Agreement matures in June 2027.

The Credit Agreement requires us to comply with various restrictive and affirmative covenants, including one financial covenant: a maximum leverage ratio where debt, net of domestic cash in excess of $25 million and sixty percent of the unrestricted cash held outside of the United States, must be less than or equal to 3.75 times trailing twelve months EBITDA, adjusted for certain non-cash expenses.

As of June 30, 2023, we were in compliance with all covenants of the Credit Agreement and we had no borrowings outstanding and $700.0 million of availability. There were $19 million of borrowings outstanding as of June 30, 2022. The weighted average interest rate on borrowings under the Credit Agreement was 5.0 percent for the year ended June 30, 2023.

Borrowings on other lines of credit and notes payable were $0.7 million and $2.2 million at June 30, 2023 and 2022, respectively. The lines of credit represented short-term borrowings under credit lines with commercial banks in the various countries in which we operate. The availability of these credit lines, translated into U.S. dollars at June 30, 2023 exchange rates, totaled $54.5 million.

## NOTE 13 — INCOME TAXES

Income (loss) before income taxes consisted of the following for the years ended June 30:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Income (loss) before income taxes: | | | | | | |
| United States | $ | (14,702) | $ | 10,109 | $ | (60,775) |
| International | | 174,323 | | 196,624 | | 125,435 |
| Total income before income taxes | $ | 159,621 | $ | 206,733 | $ | 64,660 |
| Current income taxes: | | | | | | |
| Federal | $ | 2,007 | $ | 1,115 | $ | 39 |
| State | | 546 | | 106 | | 133 |
| International | | 42,921 | | 44,019 | | 30,726 |
| Total current income taxes | | 45,474 | | 45,240 | | 30,898 |
| Deferred income taxes: | | | | | | |
| Federal | $ | (3,394) | $ | 10,841 | $ | (23,170) |
| State | | 683 | | (676) | | (2,948) |
| International | | (6,508) | | 1,127 | | 1,463 |
| Total deferred income taxes: | | (9,219) | | 11,292 | | (24,655) |
| Provision for income taxes | $ | 36,255 | $ | 56,532 | $ | 6,243 |
| Effective tax rate | | 22.7 % | | 27.3 % | | 9.7 % |

*Swiss tax reform*

Legislation was effectively enacted during the December quarter of fiscal 2020 when the Canton of Schaffhausen approved the Federal Act on Tax Reform and AHV Financing on October 8, 2019 (Swiss tax reform). Significant changes from Swiss tax reform include the abolishment of certain favorable tax regimes and the creation of a multi-year transitional period at both the federal and cantonal levels.

The transitional provisions of Swiss tax reform allow companies to utilize a combination of lower tax rates and tax basis adjustments to fair value, which are used for tax depreciation and amortization purposes resulting in deductions over the transitional period. To reflect the federal and cantonal transitional provisions, as they apply to us, we recorded a deferred tax asset of $14.5 million during the December quarter of fiscal 2020. We considered the deferred tax asset from Swiss tax reform to be an estimate based on our current interpretation of the legislation, which was subject to change based on further legislative guidance, review with the Swiss federal and cantonal authorities, and modifications to the underlying valuation. During the December quarter of the current year, we adjusted the calculation of the transitional provisions of Swiss tax reform after a review and receipt of a ruling from the Swiss federal and cantonal authorities and recorded a $2.2 million tax benefit to adjust the deferred tax asset and income tax liabilities related to fiscal years 2021 and 2022.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows for the years ended June 30:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Income taxes at U.S. statutory rate | $ | 33,520 | $ | 43,414 | $ | 13,579 |
| State income taxes, net of federal tax benefit | | 971 | | (450) | | (1,725) |
| U.S. income taxes provided on international income | | 4,583 | | 12,815 | | (6,479) |
| Combined tax effects of international income | | 5,761 | | 2,747 | | 5,860 |
| Change in valuation allowance and other uncertain tax positions | | (4,060) | | (614) | | 1,127 |
| U.S. research and development credit | | (3,325) | | (2,814) | | (3,055) |
| Change in permanent reinvestment assertion | | — | | 775 | | — |
| Combined effects of Swiss tax reform | | (2,225) | | — | | — |
| Recognition of stranded deferred tax balance | | — | | — | | (3,465) |
| Other | | 1,030 | | 659 | | 401 |
| Provision for income taxes | $ | 36,255 | $ | 56,532 | $ | 6,243 |

During 2023, we released a $2.9 million valuation allowance that was previously recorded against our net deferred tax assets in Brazil. The impact of this item is included in the tax reconciliation table under the caption "Change in valuation allowance and other uncertain tax positions."

During 2023, we recorded a tax benefit of $2.2 million to reflect the adjustment of our calculation of the transitional provisions of Swiss tax reform. The impact of this item is included in the tax reconciliation table under the caption "Combined effects of Swiss tax reform."

During 2021, we recorded a tax benefit of $3.5 million for the recognition of a stranded deferred tax balance in accumulated other comprehensive loss associated with the forward starting interest rate swap contracts that were terminated when the 2022 Senior Notes were extinguished. The impact of this item is included in the tax reconciliation table under the caption "Recognition of stranded deferred tax balance" and in the consolidated statements of cash flows as a non-cash item within the caption "Debt refinancing charge."

During 2021, we recorded a net tax benefit of $9.3 million related to a tax election made in our fiscal 2020 U.S. income tax return pursuant to global intangible low-taxed income (GILTI) regulations which were issued during the current fiscal year. The impact of this item is included in the tax reconciliation table under the caption "U.S. income taxes provided on international income."

The components of net deferred tax assets and liabilities were as follows at June 30:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| **Deferred tax assets:** | | | | |
| Net operating loss (NOL) carryforwards | $ | 24,111 | $ | 25,868 |
| Inventory valuation and reserves | | 9,677 | | 11,747 |
| Accrued employee benefits | | 14,758 | | 14,825 |
| Operating lease liabilities | | 11,229 | | 11,995 |
| Other accrued liabilities | | 13,963 | | 12,992 |
| Capitalized research and development costs | | 25,187 | | 7,244 |
| Tax credits and other carryforwards | | 22,601 | | 27,686 |
| Intangible assets | | 5,209 | | 4,246 |
| Total | | 126,735 | | 116,603 |
| Valuation allowance | | 8,281 | | 14,385 |
| Total deferred tax assets | $ | 118,454 | $ | 102,218 |
| **Deferred tax liabilities:** | | | | |
| Tax depreciation in excess of book | $ | 62,763 | $ | 57,109 |
| Operating lease right-of-use assets | | 11,084 | | 11,852 |
| Unremitted earnings not permanently reinvested | | 4,831 | | 7,242 |
| Pension benefits | | 1,808 | | 1,061 |
| Other | | 4,511 | | 2,537 |
| Total deferred tax liabilities | $ | 84,997 | $ | 79,801 |
| Total net deferred tax assets (liabilities) | $ | 33,457 | $ | 22,417 |

Included in deferred tax assets at June 30, 2023 is $22.6 million associated with tax credits and other carryforward items in the U.S. and Europe. Of that amount, $2.7 million expires through 2038, $18.7 million expires through 2043, and $1.2 million does not expire.

Included in deferred tax assets at June 30, 2023 is $24.1 million associated with NOL carryforwards in U.S. state and foreign jurisdictions. Of that amount, $3.3 million expires through 2028, $0.8 million expires through 2033, $0.4 million expires through 2038, $5.4 million expires through 2043, and the remaining $14.2 million does not expire. The realization of these tax benefits is primarily dependent on future taxable income in these jurisdictions.

A valuation allowance of $8.3 million has been placed against deferred tax assets primarily in U.S. state, Bolivia, and Russia jurisdictions, all of which would be allocated to income tax expense upon realization of the deferred tax assets. As the respective operations generate sufficient income, the valuation allowances will be partially or fully reversed at such time we believe it will be more likely than not that the deferred tax assets will be realized. In 2023, the valuation allowance related to these deferred tax assets decreased by $6.1 million.

We consider the majority of the $1.5 billion unremitted earnings of our non-U.S. subsidiaries to be permanently reinvested. With regard to these unremitted earnings, we have not, nor do we anticipate the need to, repatriate funds to the U.S. to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested earnings is not practicable due to our legal entity structure and the complexity of U.S. and local tax laws. With regard to the small portion of unremitted earnings that are not indefinitely reinvested, we maintain a deferred tax liability for foreign withholding and U.S. state income taxes. The deferred tax liability associated with unremitted earnings of our non-U.S. subsidiaries not permanently reinvested is $4.8 million as of June 30, 2023.

In 2012, we received an assessment from the Italian tax authority that denied certain tax deductions primarily related to our 2008 tax return. Attempts at negotiating a reasonable settlement with the tax authority were unsuccessful; and as a result, we decided to litigate the matter. While the outcome of the litigation is still pending, the tax authority served notice in the September quarter of fiscal 2020 requiring payment in the amount of €36.0 million. Accordingly, we requested and were granted a stay and are not currently required to make a payment in connection with this assessment. We continue to believe that the assessment is baseless and accordingly, no income tax liability has been recorded in connection with this assessment in any period. However, if the Italian tax authority were to be successful in litigation, settlement of the amount alleged by the Italian tax authority would result in an increase to income tax expense for as much as €35.6 million, or $38.8 million, of which penalties and interest is €20.9 million, or $22.8 million. During the current year, the Italian government launched a tax amnesty program aimed at reducing the number of tax disputes pending before the Italian courts. Pursuant to program guidelines, payments made to successfully resolve a dispute must be received by the Italian government no later than September 30, 2023. We are currently evaluating whether this program could facilitate a resolution to this litigation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalty) is as follows as of June 30:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Balance at beginning of year | $ | 7,598 | $ | 8,656 | $ | 8,680 |
| (Decreases)/Increases for tax positions of prior years | | (658) | | 105 | | — |
| Decreases related to lapse of statute of limitations | | (99) | | (779) | | (229) |
| Foreign currency translation | | 94 | | (384) | | 205 |
| Balance at end of year | $ | 6,935 | $ | 7,598 | $ | 8,656 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in 2023, 2022 and 2021 is $6.9 million, $7.6 million and $8.7 million, respectively. We believe that it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $5.6 million within the next twelve months.

Our policy is to recognize interest and penalties related to income taxes as a component of the provision for income taxes in the consolidated statements of income. We recognized a decrease of $0.3 million and $0.2 million in 2023 and 2021, respectively, and an increase of $0.1 million in 2022. As of June 30, 2023 and 2022, the amount of interest accrued was $1.0 million and $1.4 million, respectively. As of June 30, 2023, the amount of penalty accrued was $0.1 million. There was no penalty accrued of June 30, 2022.

With few exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2019. The Internal Revenue Service has audited, or the statute of limitations has expired, for all U.S. tax years prior to 2019. Various state and foreign jurisdiction tax authorities are in the process of examining our income tax returns for various tax years ranging from 2019 to 2022. We continuously review our uncertain tax positions and evaluate any potential issues that may lead to an increase or decrease in the total amount of unrecognized tax benefits recorded.


## NOTE 14 — PENSION AND OTHER POSTRETIREMENT BENEFITS

*Defined Benefit Pension Plans*

We have defined benefit pension plans that cover certain employees in the U.S., Germany, the UK, Switzerland, Canada and Israel. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation for specified years preceding retirement. We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. The accrued benefit for all participants in the Kennametal Inc. Retirement Income Plan was frozen as of December 31, 2016. The majority of our defined benefit pension plans are closed to future participation.

We have an Executive Retirement Plan for certain executives and a Supplemental Executive Retirement Plan both of which are closed to future participation as of June 15, 2017 and July 26, 2006, respectively.

We presently provide varying levels of postretirement health care and life insurance benefits to certain employees and retirees. By fiscal 2019, participants over the age of 65 were transitioned to a private exchange and some received a fixed Health Retirement Account (HRA) contribution to offset the cost of their coverage. Postretirement health and life benefits are closed to future participants as of December 31, 2016.

We use a June 30 measurement date for all of our plans. During fiscal 2021, as part of the plan to wind-up the fully frozen, overfunded Canadian defined benefit pension plans, the Company purchased an upfront annuity for retirees resulting in a non-cash settlement charge of $2.8 million. The Company expects to complete the wind-up of the Canadian plans by fiscal 2024.

During 2023, the Company annuitized a portion of its UK defined benefit pension plans through the purchase of a full buy-in policy. The Company expects to progress to a buy-out and an eventual wind-up of this portion of the UK plans after completing customary procedures including obtaining relevant regulatory approvals, the timing of which is expected to occur over the course of approximately two years.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets as of June 30 were as follows:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation, beginning of year | $ | 741,009 | $ | 968,725 |
| Service cost | | 963 | | 1,117 |
| Interest cost | | 32,235 | | 22,532 |
| Participant contributions | | 486 | | 479 |
| Actuarial gains | | (32,622) | | (170,055) |
| Benefits and expenses paid | | (52,625) | | (53,149) |
| Currency translation adjustments | | 7,372 | | (27,074) |
| Plan amendments | | (50) | | (66) |
| Plan settlements | | (1,260) | | (1,805) |
| Plan curtailments | | (3) | | (3) |
| Other adjustments | | 406 | | 308 |
| Benefit obligation, end of year | $ | 695,911 | $ | 741,009 |
| Change in plans' assets: | | | | |
| Fair value of plans' assets, beginning of year | $ | 695,965 | $ | 890,104 |
| Actual return on plans' assets | | (4,063) | | (133,374) |
| Company contributions | | 7,842 | | 8,170 |
| Participant contributions | | 486 | | 479 |
| Plan settlements | | (1,260) | | (1,805) |
| Benefits and expenses paid | | (52,625) | | (53,149) |
| Currency translation adjustments | | 3,842 | | (14,455) |
| Other adjustments | | (7) | | (5) |
| Fair value of plans' assets, end of year | $ | 650,180 | $ | 695,965 |
| Funded status of plans | $ | (45,731) | $ | (45,044) |
| Amounts recognized in the balance sheets consist of: | | | | |
| Long-term prepaid benefit | $ | 70,567 | $ | 66,433 |
| Short-term accrued benefit obligation | | (7,562) | | (6,406) |
| Accrued pension benefits | | (108,736) | | (105,071) |
| Net amount recognized | $ | (45,731) | $ | (45,044) |

The pre-tax amounts related to our defined benefit pension plans recognized in accumulated other comprehensive loss were as follows at June 30:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Unrecognized net actuarial losses | $ | 284,054 | $ | 274,416 |
| Unrecognized net prior service costs | | 1,772 | | 1,822 |
| Unrecognized transition obligations | | 76 | | 158 |
| Total | $ | 285,902 | $ | 276,396 |

To the best of our knowledge and belief, the asset portfolios of our defined benefit pension plans do not contain our capital stock. Apart from the partial annuitization of the Canadian plans as previously mentioned, we do not issue insurance contracts to cover future annual benefits of defined benefit pension plan participants. Transactions between us and our defined benefit pension plans include the reimbursement of plan expenditures incurred by us on behalf of the plans. To the best of our knowledge and belief, the reimbursement of cost is permissible under current ERISA rules or local government law. The accumulated benefit obligation for all defined benefit pension plans was $695.3 million and $740.4 million as of June 30, 2023 and 2022, respectively.

Included in the above information are plans with accumulated benefit obligations exceeding the fair value of plan assets as of June 30 as follows:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Projected benefit obligation | $ | 123,065 | $ | 118,199 |
| Accumulated benefit obligation | | 122,395 | | 117,614 |
| Fair value of plan assets | | 6,739 | | 6,718 |

The components of net periodic pension income include the following as of June 30:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Service cost | $ | 963 | $ | 1,117 | $ | 1,685 |
| Interest cost | | 32,235 | | 22,532 | | 23,188 |
| Expected return on plans' assets | | (40,124) | | (51,928) | | (53,653) |
| Amortization of transition obligation | | 84 | | 94 | | 94 |
| Amortization of prior service cost | | 5 | | 13 | | 34 |
| Curtailment | | (1) | | (2) | | (7) |
| Settlement | | 18 | | 205 | | 3,190 |
| Recognition of actuarial losses | | 4,440 | | 11,702 | | 13,606 |
| Other adjustments | | 431 | | 277 | | (473) |
| Net periodic pension income | $ | (1,950) | $ | (15,990) | $ | (12,336) |

As of June 30, 2023, the projected benefit payments, including future service accruals for these plans for 2024 through 2028, are $55.5 million, $55.6 million, $55.1 million, $55.1 million and $54.2 million, respectively, and $258.2 million in 2029 through 2033.

The amounts of accumulated other comprehensive loss expected to be recognized in net periodic pension cost during 2024 related to net actuarial losses are $5.7 million. The amount of accumulated other comprehensive income expected to be recognized in net periodic pension cost during 2024 related to transition obligations and prior service cost is $0.1 million.

We expect to contribute approximately $9.3 million to our pension plans in 2024, which is primarily for international plans.

*Other Postretirement Benefit Plans*

The funded status of our other postretirement benefit plans and the related amounts recognized in the consolidated balance sheets were as follows:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation, beginning of year | $ | 9,113 | $ | 11,383 |
| Interest cost | | 417 | | 288 |
| Actuarial losses | | (442) | | (1,402) |
| Benefits paid | | (1,067) | | (1,224) |
| Other | | (130) | | 68 |
| Benefit obligation, end of year | $ | 7,891 | $ | 9,113 |
| Funded status of plan | $ | (7,891) | $ | (9,113) |
| Amounts recognized in the balance sheets consist of: | | | | |
| Short-term accrued benefit obligation | $ | (1,091) | $ | (1,189) |
| Accrued postretirement benefits | | (6,800) | | (7,924) |
| Net amount recognized | $ | (7,891) | $ | (9,113) |

The pre-tax amounts related to our other postretirement benefit plans which were recognized in accumulated other comprehensive loss were as follows at June 30:

| (in thousands) | | 2023 | | 2022 |
|---|---|---|---|---|
| Unrecognized net actuarial losses | $ | 2,023 | $ | 2,657 |
| Unrecognized net prior service credits | | (1,378) | | (1,649) |
| Total | $ | 645 | $ | 1,008 |

The components of net periodic other postretirement benefit cost include the following for the years ended June 30:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Interest cost | $ | 417 | $ | 288 | $ | 307 |
| Amortization of prior service credit | | (271) | | (276) | | (276) |
| Recognition of actuarial loss | | 192 | | 297 | | 307 |
| Net periodic other postretirement benefit cost | $ | 338 | $ | 309 | $ | 338 |

As of June 30, 2023, the projected benefit payments, including future service accruals for our other postretirement benefit plans for 2024 through 2028, are $1.1 million, $1.0 million, $0.9 million, $0.9 million and $0.8 million, respectively, and $3.1 million in 2029 through 2033.

The amounts of accumulated other comprehensive loss expected to be recognized in net periodic pension cost during 2024 related to net actuarial losses and related to prior service credit are costs of $0.1 million and income of $0.3 million, respectively.

We expect to contribute $1.1 million to our other postretirement benefit plans in 2024.

The service cost component of net periodic pension income of $1.0 million, $1.1 million and $1.7 million for 2023, 2022 and 2021, respectively, was reported as a component of cost of goods sold and operating expense. The other components of net periodic pension income and net periodic other postretirement benefit cost totaling a net benefit of $2.6 million, $16.8 million and $13.7 million for 2023, 2022 and 2021, respectively, were presented as a component of other expense (income), net.

*Assumptions*

The significant actuarial assumptions used to determine the present value of net benefit obligations for our defined benefit pension plans and other postretirement benefit plans were as follows:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Discount Rate: | | | |
| U.S. plans | 5.6-6.3% | 4.3-5.0% | 1.2-3.0% |
| International plans | 1.8-5.4% | 2.0-5.0% | 0.3-3.2% |
| Rates of future salary increases: | | | |
| U.S. plans (Executive Retirement Plan only) | 4.0 % | 4.0 % | 4.0 % |
| International plans | 1.8 % | 1.5 % | 1.5 % |

The significant assumptions used to determine the net periodic income for our pension and other postretirement benefit plans were as follows:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Discount Rate: | | | |
| U.S. plans | 4.3-5.0% | 1.2-3.0% | 1.6-2.9% |
| International plans | 1.8-5.0% | 0.3-3.2% | 0.2-2.4% |
| Rates of future salary increases: | | | |
| U.S. plans (Executive Retirement Plan only) | 4.0 % | 4.0 % | 4.0 % |
| International plans | 1.5 % | 1.5 % | 1.5 % |
| Rate of return on plans assets: | | | |
| U.S. plans | 5.2 % | 6.5 % | 6.8 % |
| International plans | 2.0-5.0% | 0.3-5.0% | 0.2-5.3% |

The rates of return on plan assets are based on historical performance, as well as future expected returns by asset class considering macroeconomic conditions, current portfolio mix, long-term investment strategy and other available relevant information.

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for our postretirement benefit plans was as follows:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Health care costs trend rate assumed for next year | 7.0 % | 6.3 % | 6.5 % |
| Rate to which the cost trend rate gradually declines | 5.0 % | 5.0 % | 5.0 % |
| Year that the rate reaches the rate at which it is assumed to remain | 2031 | 2027 | 2027 |

A change of one percentage point in the assumed health care cost trend rates would have an immaterial effect on both the total service and interest cost components of our other postretirement cost and other postretirement benefit obligation at June 30, 2023.

*Plan Assets*

The primary objective of certain of our pension plans' investment policies is to ensure that sufficient assets are available to provide the benefit obligations at the time the obligations come due. The overall investment strategy for the defined benefit pension plans' assets combines considerations of preservation of principal and moderate risk-taking. The assumption of an acceptable level of risk is warranted in order to achieve satisfactory results consistent with the long-term objectives of the portfolio. Fixed income securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans' cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the effect of losses in single investments.

Investment management practices for U.S. defined benefit pension plans must comply with ERISA and all applicable regulations and rulings thereof. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The Company utilizes a liability driven investment strategy (LDI) for the assets of its U.S. defined benefit pension plans in order to reduce the volatility of the funded status of these plans and to meet the obligations at an acceptable cost over the long term. This LDI strategy entails modifying the asset allocation and duration of the assets of the plans to more closely match the liability profile of these plans. The asset reallocation involves increasing the fixed income allocation, reducing the equity component and adding alternative investments. Longer duration interest rate swaps have been utilized periodically in order to increase the overall duration of the asset portfolio to more closely match the liabilities.

Our defined benefit pension plans' asset allocations as of June 30, 2023 and 2022 and target allocations for 2024, by asset class, were as follows:

|  | 2023 | 2022 | Target % |
|---|---|---|---|
| Equity | 16 % | 14 % | 13 % |
| Fixed Income | 80 % | 82 % | 78 % |
| Other | 4 % | 4 % | 9 % |

The following sections describe the valuation methodologies used to measure the fair value of the defined benefit pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified (see Note 5 for the definition of fair value and a description of the fair value hierarchy).

*Corporate fixed income securities* Investments in corporate fixed income securities consist of corporate debt and asset backed securities. These investments are classified as level two and are valued using independent observable market inputs such as the treasury curve, swap curve and yield curve.

*Common stock* Common stocks are classified as level one and are valued at their quoted market price.

*Government securities* Investments in government securities consist of fixed income securities such as U.S. government and agency obligations and foreign government bonds and asset and mortgage backed securities such as obligations issued by government sponsored organizations. These investments are classified as level two and are valued using independent observable market inputs such as the treasury curve, credit spreads and interest rates.

*Other fixed income securities* Investments in other fixed income securities are classified as level two and valued based on observable market data.

*Other* Other investments consist primarily of state and local obligations and short term investments including cash, corporate notes, and various short term debt instruments which can be redeemed within a nominal redemption notice period. These investments are primarily classified as level two and are valued using independent observable market inputs.

The fair value methods described may not be reflective of future fair values. Additionally, while the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents the fair value of the benefit plans' assets by asset category as of June 30, 2023:

| (in thousands) | Level 1 | Level 2 | Level 3 | NAV[3] | Total |
|---|---|---|---|---|---|
| Common / collective trusts [3]: | | | | | |
| Blend funds | $ — | $ — | $ — | $ 50,612 | $ 50,612 |
| Mutual funds | — | — | — | 27,800 | 27,800 |
| Corporate fixed income securities | — | 356,263 | — | — | 356,263 |
| Common stock | 14,438 | — | — | — | 14,438 |
| Government securities: | | | | | |
| U.S. government securities | — | 105,624 | — | — | 105,624 |
| Foreign government securities | — | 28,050 | — | — | 28,050 |
| Other fixed income securities | — | 55,404 | — | — | 55,404 |
| Other | 717 | 11,272 | — | — | 11,989 |
| Total investments | $ 15,155 | $ 556,613 | $ — | $ 78,412 | $ 650,180 |

The following table presents the fair value of the benefit plans' assets by asset category as of June 30, 2022:

| (in thousands) | Level 1 | Level 2 | Level 3 | NAV[3] | Total |
|---|---|---|---|---|---|
| Common / collective trusts [3]: | | | | | |
|   Blend funds | $ — | $ — | $ — | $ 48,973 | $ 48,973 |
|   Mutual funds | — | — | — | 24,528 | 24,528 |
| Corporate fixed income securities | — | 379,324 | — | — | 379,324 |
| Common stock | 25,704 | — | — | — | 25,704 |
| Government securities: | | | | | |
|   U.S. government securities | — | 130,064 | — | — | 130,064 |
|   Foreign government securities | — | 40,729 | — | — | 40,729 |
| Other fixed income securities | — | 20,248 | — | — | 20,248 |
| Other | 747 | 25,648 | — | — | 26,395 |
| Total investments | $ 26,451 | $ 596,013 | $ — | $ 73,501 | $ 695,965 |

[3] Investments in common / collective trusts invest primarily in publicly traded securities and are valued using net asset value (NAV) of units of a bank collective trust. Therefore, these amounts have not been classified in the fair value hierarchy and are presented in the tables to reconcile the fair value hierarchy to the total fair value of plan assets.

*Defined Contribution Plans*

We sponsor several defined contribution retirement plans. Costs for defined contribution plans were $15.8 million, $14.2 million and $13.3 million in 2023, 2022 and 2021, respectively.

Certain U.S. employees are eligible to participate in the Kennametal Thrift Plus Plan (Thrift), which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Under the Thrift, eligible employees receive a full match of their contributions up to 6 percent of eligible compensation.

All contributions, including the company match and discretionary, are made in cash and invested in accordance with participants' investment elections. There are no minimum amounts that must be invested in company stock, and there are no restrictions on transferring amounts out of company stock to another investment choice, other than excessive trading rules applicable to such investments. Employee contributions and our matching and discretionary contributions vest immediately as of the participants' employment dates.

## NOTE 15 — ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of and changes in accumulated other comprehensive loss (AOCL) were as follows, net of tax, for the year ended June 30, 2023 (in thousands):

| Attributable to Kennametal: | Pension and other postretirement benefits | Currency translation adjustment | Derivatives | Total |
|---|---|---|---|---|
| Balance, June 30, 2022 | $ (208,406) | $ (210,048) | $ 4,503 | $ (413,951) |
| Other comprehensive (loss) income before reclassifications | (10,402) | 7,407 | — | (2,995) |
| Amounts reclassified from AOCL | 3,373 | — | (770) | 2,603 |
| Net other comprehensive (loss) income | (7,029) | 7,407 | (770) | (392) |
| AOCL, June 30, 2023 | $ (215,435) | $ (202,641) | $ 3,733 | $ (414,343) |
| | | | | |
| Attributable to noncontrolling interests: | | | | |
| Balance, June 30, 2022 | $ — | $ (7,547) | $ — | $ (7,547) |
| Other comprehensive loss before reclassifications | — | (592) | — | (592) |
| Net other comprehensive loss | — | (592) | — | (592) |
| AOCL, June 30, 2023 | $ — | $ (8,139) | $ — | $ (8,139) |

The components of and changes in AOCL were as follows, net of tax, for the year ended June 30, 2022 (in thousands):

| Attributable to Kennametal: | Pension and other postretirement benefits | | Currency translation adjustment | | Derivatives | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balance, June 30, 2021 | $ | (213,172) | $ | (122,428) | $ | 5,273 | $ | (330,327) |
| Other comprehensive loss before reclassifications | | (4,163) | | (87,620) | | — | | (91,783) |
| Amounts reclassified from AOCL | | 8,929 | | — | | (770) | | 8,159 |
| Net other comprehensive income (loss) | | 4,766 | | (87,620) | | (770) | | (83,624) |
| AOCL, June 30, 2022 | $ | (208,406) | $ | (210,048) | $ | 4,503 | $ | (413,951) |

| Attributable to noncontrolling interests: | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Balance, June 30, 2021 | $ | — | $ | (3,982) | $ | — | $ | (3,982) |
| Other comprehensive loss before reclassifications | | — | | (3,565) | | — | | (3,565) |
| Net other comprehensive loss | | — | | (3,565) | | — | | (3,565) |
| AOCL, June 30, 2022 | $ | — | $ | (7,547) | $ | — | $ | (7,547) |

The components of and changes in AOCL were as follows, net of tax, for the year ended June 30, 2021 (in thousands):

| Attributable to Kennametal: | Pension and other postretirement benefits | | Currency translation adjustment | | Derivatives | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balance, June 30, 2020 | $ | (232,634) | $ | (181,027) | $ | (3,581) | $ | (417,242) |
| Other comprehensive income before reclassifications | | 9,107 | | 58,599 | | 9,255 | | 76,961 |
| Amounts reclassified from AOCL | | 10,355 | | — | | (401) | | 9,954 |
| Net other comprehensive income | | 19,462 | | 58,599 | | 8,854 | | 86,915 |
| AOCL, June 30, 2021 | $ | (213,172) | $ | (122,428) | $ | 5,273 | $ | (330,327) |

| Attributable to noncontrolling interests: | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Balance, June 30, 2020 | $ | — | $ | (5,909) | $ | — | $ | (5,909) |
| Other comprehensive income before reclassifications | | — | | 1,927 | | — | | 1,927 |
| Net other comprehensive income | | — | | 1,927 | | — | | 1,927 |
| AOCL, June 30, 2021 | $ | — | $ | (3,982) | $ | — | $ | (3,982) |

Reclassifications out of AOCL for the years ended June 30, 2023, 2022 and 2021 consisted of the following:

| Details about AOCL components (in thousands) | | 2023 | 2022 | 2021 | Affected line item in the Income Statement |
|---|---|---|---|---|---|
| | | | **Year Ended June 30,** | | |
| **(Gains) and losses on cash flow hedges:** | | | | | |
| Forward starting interest rate swaps | $ | (1,020) $ | (1,020) $ | 4,082 | Interest expense |
| Currency exchange contracts | | — | — | (24) | Other expense (income), net |
| Total before tax | | (1,020) | (1,020) | 4,058 | |
| Tax impact | | 250 | 250 | (4,459) | Provision for income taxes |
| Net of tax | $ | (770) $ | (770) $ | (401) | |
| | | | | | |
| **Pension and other postretirement benefits:** | | | | | |
| Amortization of transition obligations | $ | 84 $ | 94 $ | 94 | Other expense (income), net |
| Amortization of prior service credit | | (266) | (263) | (242) | Other expense (income), net |
| Recognition of actuarial losses | | 4,632 | 11,999 | 13,913 | Other expense (income), net |
| Total before tax | | 4,450 | 11,830 | 13,765 | |
| Tax impact | | (1,077) | (2,901) | (3,410) | Provision for income taxes |
| Net of tax | $ | 3,373 $ | 8,929 $ | 10,355 | |

The amount of income tax allocated to each component of other comprehensive loss for the year ended June 30, 2023:

| (in thousands) | | Pre-tax | Tax impact | Net of tax |
|---|---|---|---|---|
| Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges | $ | (1,020) $ | 250 $ | (770) |
| Unrecognized net pension and other postretirement benefit plans loss | | (13,972) | 3,570 | (10,402) |
| Reclassification of net pension and other postretirement benefit plans loss | | 4,450 | (1,077) | 3,373 |
| Foreign currency translation adjustments | | 6,959 | (144) | 6,815 |
| Other comprehensive loss | $ | (3,583) $ | 2,599 $ | (984) |

The amount of income tax allocated to each component of other comprehensive loss for the year ended June 30, 2022:

| (in thousands) | | Pre-tax | Tax impact | Net of tax |
|---|---|---|---|---|
| Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges | | (1,020) | 250 | (770) |
| Unrecognized net pension and other postretirement benefit plans loss | | (3,894) | (269) | (4,163) |
| Reclassification of net pension and other postretirement benefit plans loss | | 11,830 | (2,901) | 8,929 |
| Foreign currency translation adjustments | | (91,012) | (173) | (91,185) |
| Other comprehensive loss | $ | (84,096) $ | (3,093) $ | (87,189) |

The amount of income tax allocated to each component of other comprehensive income for the year ended June 30, 2021:

| (in thousands) | | Pre-tax | Tax impact | Net of tax |
|---|---|---|---|---|
| Unrealized gain on derivatives designated and qualified as cash flow hedges | $ | 12,264 $ | (3,009) $ | 9,255 |
| Reclassification of unrealized gain on expired derivatives designated and qualified as cash flow hedges | | 4,058 | (4,459) | (401) |
| Unrecognized net pension and other postretirement benefit plans gain | | 11,901 | (2,794) | 9,107 |
| Reclassification of net pension and other postretirement benefit plans loss | | 13,765 | (3,410) | 10,355 |
| Foreign currency translation adjustments | | 61,038 | (510) | 60,528 |
| Other comprehensive income | $ | 103,026 $ | (14,182) $ | 88,844 |

## NOTE 16 — RESTRUCTURING AND OTHER CHARGES, NET

In the June quarter of fiscal 2023, we announced an initiative to streamline our cost structure while continuing to invest in our high-return commercial and operational excellence initiatives. Total restructuring and related charges for this program of $7.4 million, compared to a target of approximately $20 million, were recorded through June 30, 2023, consisting of $6.0 million in Metal Cutting and $1.4 million in Infrastructure. The majority of the remaining charges are expected to be recognized in fiscal 2024.

*FY21 Restructuring Actions*

In the September quarter of fiscal 2020, we announced the initiation of restructuring actions in Germany associated with our simplification/modernization initiative to reduce structural costs. Subsequently, we agreed with local employee representatives to downsize our Essen, Germany operations instead of the previously proposed closure. During the June quarter of fiscal 2020, we also announced the acceleration of our other structural cost reduction plans.

Total restructuring and related charges since inception of $86.4 million, compared to a target of approximately $85 million, were recorded for this program through June 30, 2022, consisting of: $78.1 million in Metal Cutting and $8.3 million in Infrastructure. The FY21 Restructuring Actions are considered complete.

*Annual Restructuring Charges*

During 2023, we recorded restructuring and related charges of $6.6 million, which consisted of $5.3 million in Metal Cutting and $1.3 million in Infrastructure. These amounts are inclusive of a reversal of restructuring charges of $0.8 million related to prior actions. Also included in restructuring and other charges, net during 2023 is a net benefit of $2.5 million primarily due to the sale of properties.

During 2022, we recorded restructuring and related charges of $4.2 million, which consisted of $3.6 million in Metal Cutting and $0.6 million in Infrastructure. Of this amount, a net benefit from the reversal of restructuring charges totaled $1.2 million and restructuring-related charges of $5.5 million were included in cost of goods sold.

During 2021, we recorded restructuring and related charges of $40.4 million which consisted of $35.6 million in Metal Cutting and $4.8 million in Infrastructure. Of this amount, restructuring charges totaled $29.6 million, of which $0.5 million was related to inventory and was recorded in cost of goods sold. Restructuring-related charges of $10.8 million were included in cost of goods sold.

As of June 30, 2023, $9.4 million of the restructuring accrual is recorded in other current liabilities and $0.5 million is recorded in other liabilities in our consolidated balance sheet. As of June 30, 2022, $6.0 million of the restructuring accrual is recorded in other current liabilities and $1.9 million is recorded in other liabilities in our consolidated balance sheet. The amounts are as follows:

| (in thousands) | June 30, 2022 | Expense | Asset Write-Down | Translation | Cash Expenditures | June 30, 2023 |
|---|---|---|---|---|---|---|
| Severance | $ 7,919 | $ 6,605 | $ — | $ 29 | $ (4,668) | $ 9,885 |
| Total | 7,919 | 6,605 | — | 29 | (4,668) | 9,885 |

| (in thousands) | June 30, 2021 | (Reversal) expense, net | Asset Write-Down | Translation | Cash Expenditures | June 30, 2022 |
|---|---|---|---|---|---|---|
| Severance | $ 29,723 | $ (4,628) | $ — | $ (1,772) | $ (15,404) | $ 7,919 |
| Facilities | — | 3,385 | (3,385) | — | — | — |
| Total | 29,723 | (1,243) | (3,385) | (1,772) | (15,404) | 7,919 |

## NOTE 17 — FINANCIAL INSTRUMENTS

The methods used to estimate the fair value of our financial instruments are as follows:

*Cash and Cash Equivalents, Revolving and Other Lines of Credit and Notes Payable* The carrying amounts approximate their fair value because of the short maturity of the instruments.

*Long-Term Debt, Including Current Maturities* Fixed rate debt had a fair market value of $527.4 million and $536.1 million at June 30, 2023 and 2022, respectively. The Level 2 fair value is determined based on the quoted market prices for similar debt instruments as of June 30, 2023 and 2022, respectively.

*Interest Rate Swap Contracts* During 2021, upon issuance of the Senior Unsecured Notes due 2031 (see Note 11 for more information) we settled the forward starting interest rate swap contracts used to hedge a portion of the interest rate risk related to the refinancing. The notional amount of the forward starting interest rate swap contracts at June 30, 2020 was $200.0 million. There were no interest rate swap contracts outstanding at June 30, 2023 or 2022.

*Concentrations of Credit Risk* Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions and limit the amount of exposure to any one financial institution. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency exchange rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2023 and 2022, we had no significant concentrations of credit risk.

## NOTE 18 — STOCK-BASED COMPENSATION

*Stock Options*

Changes in our stock options for 2023 were as follows:

| | Options | | Weighted Average Exercise Price | Weighted Average Remaining Life (years) | Aggregate Intrinsic value (in thousands) | |
|---|---|---|---|---|---|---|
| Options outstanding, June 30, 2022 | 271,843 | $ | 37.45 | | | |
| Exercised | — | | — | | | |
| Lapsed and forfeited | (54,229) | | 38.10 | | | |
| Options outstanding, June 30, 2023 | 217,614 | $ | 37.29 | 1.4 | $ | 105 |
| Options vested and expected to vest, June 30, 2023 | 217,614 | $ | 37.29 | 1.4 | $ | 105 |
| Options exercisable, June 30, 2023 | 217,614 | $ | 37.29 | 1.4 | $ | 105 |

As of June 30, 2023 and 2022, there was no unrecognized compensation cost related to options outstanding. All options were fully vested as of June 30, 2023 and 2022.

Tax benefits relating to excess stock-based compensation deductions are presented in the consolidated statements of cash flows as operating cash inflows. Tax benefits resulting from stock-based compensation deductions were greater than the amounts reported for financial reporting purposes by $0.8 million and $0.7 million in 2023 and 2021, respectively, and less than the amounts reported for financial reporting purposes by $0.2 million in 2022.

The amount of cash received from the exercise of capital stock options during 2023, 2022 and 2021 was zero, $0.2 million and $6.6 million, respectively. The related tax benefit was zero in 2023 and 2022, respectively, and $0.6 million in 2021. The total intrinsic value of options exercised in 2023, 2022 and 2021 was zero, $0.1 million and $2.4 million, respectively.

*Restricted Stock Units – Time Vesting and Performance Vesting*

Performance vesting restricted stock units are earned based on both annual and three-year performance targets. The performance vesting restricted stock units are subject to a service condition that requires the individual to be employed by the Company at the payment date after a three-year period, with the exception of retirement eligible grantees, who upon retirement are entitled to receive payment for any units that have been earned, including a prorated portion in the partially completed fiscal year in which the retirement occurs. Time vesting stock units are valued at the market value of the stock on the grant date. Performance vesting stock units with a market condition are valued using a Monte Carlo model.

Changes in our performance vesting and time vesting restricted stock units for 2023 were as follows:

| | Performance Vesting Stock Units | Performance Vesting Weighted Average Fair Value | Time Vesting Stock Units | Time Vesting Weighted Average Fair Value |
|---|---|---|---|---|
| Unvested, June 30, 2022 | 350,955 | $ 33.44 | 1,213,896 | $ 33.53 |
| Granted | 189,469 | 27.27 | 738,089 | 26.92 |
| Vested | — | — | (642,119) | 32.62 |
| Performance metric adjustments, net | (52,111) | 27.58 | — | — |
| Forfeited | (4,832) | 30.49 | (102,424) | 29.89 |
| Unvested, June 30, 2023 | 483,481 | $ 31.68 | 1,207,442 | $ 30.26 |

During 2023, 2022 and 2021, compensation expense related to performance vesting and time vesting restricted stock units was $23.3 million, $20.1 million and $23.9 million, respectively. Performance vesting stock units were adjusted by 52,111 units during 2023 related to the fiscal 2022 performance year. As of June 30, 2023, the total unrecognized compensation cost related to unvested performance vesting and time vesting restricted stock units was $24.6 million and is expected to be recognized over a weighted average period of 1.7 years.

## NOTE 19— ENVIRONMENTAL MATTERS

The operation of our business has exposed us to certain liabilities and compliance costs related to environmental matters. We are involved in various environmental cleanup and remediation activities at certain sites associated with our current or former operations.

We establish and maintain accruals for estimated liabilities associated with certain environmental matters. At June 30, 2023 the balance of such accruals was $12.0 million, of which $1.7 million was current. At June 30, 2022, the balance was $12.5 million, of which $7.9 million was current, respectively. The decrease in the current balance reflects adjustments in estimated completion timelines based on currently available information, while the composition of such accruals remains largely unchanged. These accruals are generally not discounted.

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. The likelihood of a loss with respect to a particular environmental matter is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. When a material loss contingency is probable but a reasonable estimate cannot be made, or when a material loss contingency is at least reasonably possible, disclosure is provided. The accruals we have established for estimated environmental liabilities represent our best current estimate of the probable and reasonably estimable costs of addressing identified environmental situations, based on our review of currently available evidence, and taking into consideration our prior experience in remediation and that of other companies, as well as public information released by the United States Environmental Protection Agency (USEPA), other governmental agencies and by the Potentially Responsible Party (PRP) groups in which we are participating. The accrued liabilities for all environmental concerns could change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government or the courts on these matters.

Among other environmental laws, we are subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), under which we have been identified by the USEPA or other third party as a PRP with respect to environmental remedial costs at certain Superfund sites. We have evaluated our claims and estimated liability associated with these sites based upon the best information currently available to us. We believe our environmental accruals are adequate to cover our portion of the environmental remedial costs at the sites where we have been designated a PRP, to the extent these expenses are probable and reasonably estimable.

## NOTE 20 — COMMITMENTS AND CONTINGENCIES

*Legal Matters* Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial position or results of operations. During 2023, we recorded a litigation settlement of $3 million related to legacy operations within other expense (income), net.

*Lease Commitments* We lease a wide variety of facilities and equipment under operating leases, primarily for warehouses, production and office facilities and equipment. Refer to Note 9 for more information.

*Purchase Commitments* We have purchase commitments for materials, supplies and machinery and equipment as part of the ordinary conduct of business. Some of these commitments extend beyond one year and are based on minimum purchase requirements. We believe these commitments are not at prices in excess of current market.

*Other Contractual Obligations* We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

*Related Party Transactions* Sales to affiliated companies were immaterial in 2023, 2022 and 2021. We do not have any other related party transactions that affect our operations, results of operations, cash flows or financial condition.

## NOTE 21 — SEGMENT DATA

The Company manages and reports its business in the following two segments: Metal Cutting and Infrastructure. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities, the manner in which we organize segments for making operating decisions and assessing performance and the availability of separate financial results. We do not allocate certain corporate expenses related to executive retirement plans, the Company's Board of Directors and strategic initiatives, as well as certain other costs and report them in Corporate. Our reportable operating segments do not represent the aggregation of two or more operating segments.

Sales to a single customer did not aggregate to five percent or more of total sales in 2023, 2022 and 2021.

*METAL CUTTING* The Metal Cutting segment develops and manufactures high performance tooling and metal cutting products and services and offers an assortment of standard and custom metal cutting solutions to diverse end markets, including aerospace and defense, general engineering, energy and transportation. The products include milling, hole making, turning, threading and toolmaking systems used in the manufacture of airframes, aero engines, trucks and automobiles, ships and various types of industrial equipment. We leverage advanced manufacturing capabilities in combination with varying levels of customization to solve our customers' toughest challenges and deliver improved productivity for a wide range of applications**.** Metal Cutting markets its products under the Kennametal®, WIDIA®, WIDIA Hanita® and WIDIA GTD® brands through its direct sales force, a network of independent and national distributors, integrated supplier channels and via the Internet. Application engineers and technicians are critical to the sales process and directly assist our customers with specified product design, selection, application and support.

*INFRASTRUCTURE* Our Infrastructure segment produces engineered tungsten carbide and ceramic components, earth-cutting tools, and advanced metallurgical powders, primarily for the aerospace and defense, energy, earthworks and general engineering end markets. These wear-resistant products include compacts, nozzles, frac seats and custom components used in oil and gas and petrochemical industries; rod blanks and abrasive water jet nozzles for general industries; earth cutting tools and systems used in underground mining, trenching and foundation drilling and road milling; tungsten carbide powders for the oil and gas, aerospace and process industries; high temperature critical wear components, tungsten penetrators and armor solutions for aerospace and defense; and ceramics used by the packaging industry for metallization of films and papers. We combine deep metallurgical and engineering expertise with advanced manufacturing capabilities, such as 3D printing, to deliver solutions that drive improved productivity for our customers. Infrastructure markets its products primarily under the Kennametal® brand and sells through a direct sales force as well as through distributors.

Segment data is summarized as follows:

| (in thousands) | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| **Sales:** | | | | | | |
| Metal Cutting | | $ 1,269,765 | | $ 1,227,273 | | $ 1,150,746 |
| Infrastructure | | 808,419 | | 785,183 | | 690,695 |
| Total sales | | $ 2,078,184 | | $ 2,012,456 | | $ 1,841,441 |
| | | | | | | |
| **Operating income:** | | | | | | |
| Metal Cutting | | $ 135,763 | $ | 121,386 | $ | 45,855 |
| Infrastructure | | 59,757 | | 98,871 | | 59,461 |
| Corporate | | (3,103) | | (2,117) | | (3,148) |
| Total operating income | | $ 192,417 | $ | 218,140 | $ | 102,168 |
| | | | | | | |
| Interest expense | | $ 28,496 | $ | 25,914 | $ | 46,375 |
| Other expense (income), net | | 4,300 | | (14,507) | | (8,867) |
| Income before income taxes | | $ 159,621 | $ | 206,733 | $ | 64,660 |
| | | | | | | |
| **Depreciation and amortization:** | | | | | | |
| Metal Cutting | | $ 90,880 | $ | 87,986 | $ | 81,796 |
| Infrastructure | | 43,144 | | 43,691 | | 44,661 |
| Corporate | | 1 | | 1 | | 31 |
| Total depreciation and amortization | | $ 134,025 | $ | 131,678 | $ | 126,488 |
| | | | | | | |
| **Segment assets[4]:** | | | | | | |
| Metal Cutting | | $ 1,460,757 | | $ 1,469,835 | | $ 1,532,177 |
| Infrastructure | | 734,944 | | 768,226 | | 698,766 |
| Corporate | | 351,533 | | 335,463 | | 434,818 |
| Total assets | | $ 2,547,234 | | $ 2,573,524 | | $ 2,665,761 |
| | | | | | | |
| **Capital expenditures:** | | | | | | |
| Metal Cutting | | $ 58,384 | $ | 64,055 | $ | 103,812 |
| Infrastructure | | 36,001 | | 32,869 | | 23,490 |
| Total capital expenditures | | $ 94,385 | $ | 96,924 | $ | 127,302 |

[4] Metal Cutting and Infrastructure segment assets are principally accounts receivable, less allowance for doubtful accounts; inventories; property, plant and equipment, net; goodwill; other intangible assets, net of accumulated amortization; and operating lease ROU assets. Corporate assets are principally cash and cash equivalents, other current assets, long-term prepaid pension benefit, deferred income taxes and other assets.

Geographic information for sales, based on country where the sale originated, and long-lived assets is as follows:

| (in thousands) | 2023 | 2022 | 2021 |
|---|---|---|---|
| Sales: | | | |
| United States | $ 848,713 | $ 797,768 | $ 692,106 |
| Germany | 270,936 | 262,764 | 260,792 |
| China | 220,193 | 234,997 | 242,815 |
| India | 112,819 | 108,695 | 94,966 |
| Canada | 103,323 | 94,956 | 79,891 |
| Italy | 68,249 | 67,930 | 59,955 |
| France | 51,178 | 47,218 | 45,356 |
| South Africa | 42,775 | 42,402 | 36,079 |
| Mexico | 42,367 | 35,099 | 29,629 |
| Brazil | 32,946 | 26,147 | 21,292 |
| Spain | 31,064 | 29,756 | 30,577 |
| United Kingdom | 29,943 | 30,686 | 28,464 |
| Other[5] | 223,678 | 234,038 | 219,519 |
| Total sales | $ 2,078,184 | $ 2,012,456 | $ 1,841,441 |
| | | | |
| Total long-lived assets: | | | |
| United States | $ 552,770 | $ 585,003 | $ 611,724 |
| Germany | 204,551 | 195,325 | 218,250 |
| China | 81,731 | 92,315 | 97,404 |
| India | 44,748 | 45,146 | 19,144 |
| Israel | 24,662 | 26,864 | 44,504 |
| Canada | 18,934 | 18,478 | 21,790 |
| Other [5] | 41,672 | 38,910 | 42,319 |
| Total long-lived assets[6] | $ 969,068 | $ 1,002,041 | $ 1,055,135 |

[5] Other does not contain any country that individually exceeds 2 percent of total sales or total long-lived assets, respectively.

[6] Total long-lived assets as of June 30, 2023, 2022 and 2021 include property, plant, and equipment, net.

The following table presents Kennametal's revenue disaggregated by segment by geography:

| | Metal Cutting | | | Infrastructure | | | Total Kennametal | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Americas | 44 % | 41 % | 38 % | 60 % | 59 % | 57 % | 50 % | 48 % | 45 % |
| EMEA | 36 | 37 | 39 | 18 | 18 | 19 | 29 | 30 | 31 |
| Asia Pacific | 20 | 22 | 23 | 22 | 23 | 24 | 21 | 22 | 24 |

To better align with the Company's strategic goals and initiatives, certain of the end markets that are reported externally and used to analyze sales performance have been redefined. The changes include 1.) defense sales were moved from general engineering and are now combined with aerospace sales for a new "aerospace and defense" end market, 2.) certain Metal Cutting sales have been reclassified from general engineering to the aerospace and defense end market, and 3.) Infrastructure's ceramics sales have been reclassified from energy to the general engineering end market. All periods presented have been retrospectively restated to align with the new end markets.

The following table presents Kennametal's revenue disaggregated by segment by end market:

| | Metal Cutting | | | Infrastructure | | | Total Kennametal | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| General Engineering | 55 % | 55 % | 53 % | 34 % | 34 % | 34 % | 47 % | 47 % | 46 % |
| Transportation | 27 | 27 | 30 | — | — | — | 16 | 17 | 19 |
| Aerospace & Defense | 11 | 10 | 9 | 6 | 7 | 9 | 9 | 9 | 9 |
| Energy | 7 | 8 | 8 | 24 | 22 | 18 | 14 | 13 | 12 |
| Earthworks | — | — | — | 36 | 37 | 39 | 14 | 14 | 14 |

**ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A — CONTROLS AND PROCEDURES**

(a) Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2023. The Company's disclosure controls were designed to provide a reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, the controls have been designed to provide reasonable assurance of achieving the controls' stated goals. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance at June 30, 2023 that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Item 8 of this Annual Report and incorporated herein by reference.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of Kennametal's internal control over financial reporting as of June 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this Annual Report, which is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B — OTHER INFORMATION**

*Rule 10b5-1 Trading Arrangements*

In the quarter ended June 30, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K.

**ITEM 9C — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

# PART III

## ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

### INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding the executive officers of Kennametal Inc. is as follows: Name, Age, Position, and Experience during the Past Five Years [1].

**Christopher Rossi, 59**
President and Chief Executive Officer
President and Chief Executive Officer since August 2017; Formerly, Chief Executive Officer of Dresser-Rand at Siemens Aktiengesellschaft (provides custom-engineered rotating equipment for applications in the oil, gas, process, power, and other industries), from September 2015 to May 2017; Executive Vice President of Global Operations at Dresser-Rand Group Inc. from September 2012 to September 2015.

**Judith L. Bacchus, 61**
Vice President and Chief Administrative Officer
Vice President and Chief Administrative Officer since May 2019; Vice President and Chief Human Resources and Corporate Relations Officer since December 2015; Vice President and Chief Human Resources Officer from June 2011 to November 2015.

**Franklin Cardenas, 55**
Vice President, Kennametal Inc. and President, Infrastructure Business Segment
Vice President, Kennametal Inc. and President, Infrastructure Business Segment since February 2020; Formerly, Vice President of Asia Pacific for the Donaldson Company (a global leader in the filtration industry) from 2016 to 2020 and Vice President, Global Engine Aftermarket from 2010 to 2016. He started at Donaldson Company in 1995 and held roles of increasing responsibility until 2020.

**Sanjay Chowbey, 55**
President, Metal Cutting
President, Metal Cutting since June 2021; Formerly, President, Services and Solutions of Flowserve from 2019 to 2021 and Senior Vice President and President of TE SubCom from 2017 to 2018. Previously spent over 11 years at Danaher / Fortive Corporation (from 2006 through 2017) serving in various roles of increasing responsibility, the latest being President, Thomson Industries.

**Michelle R. Keating, 47**
Vice President, Secretary and General Counsel, Kennametal Inc.
Vice President, Secretary and General Counsel, Kennametal Inc. since December 2016; Vice President, Secretary and Interim General Counsel from July 2016 to December 2016; Vice President, Associate General Counsel & Assistant Secretary from March 2016 to July 2016; Assistant General Counsel & Assistant Secretary from August 2011 to February 2016.

**Carlonda R. Reilly, 55**
Vice President and Chief Technology Officer
Vice President and Chief Technology Officer since September 2018; Formerly, Global Technology Director in Transportation and Advanced Polymers business at DuPont (chemical company) from January 2016 to September 2018 and Global Technology Director in Building Innovations at DuPont from 2013 to January 2016.

**Patrick S. Watson, 50**
Vice President Finance and Chief Financial Officer
Vice President Finance and Chief Financial Officer since June 2022; Formerly, Vice President Finance and Corporate Controller, Kennametal Inc. from March 2017 to June 2022; Vice President Finance - Industrial Business from March 2014 to February 2017; Director Finance, Kennametal EMEA from August 2011 to August 2014.

**John W. Witt, 44**
Vice President Finance and Corporate Controller
Vice President Finance and Corporate Controller since June 2022; Formerly, Director, Internal Audit, Kennametal Inc. from April 2019 to June 2022; Assistant Corporate Controller, Kennametal Inc. from August 2018 to April 2019; Assurance Director at PricewaterhouseCoopers ("PwC") from July 2016 to August 2018 and prior to this in other roles of increasing responsibility at PwC.

Each executive officer has been elected by the Board of Directors to serve until removed or until a successor is elected and qualified. Unless otherwise noted, none of the executive officers (i) has an arrangement or understanding with any other person(s) pursuant to which he or she was selected as an officer, (ii) has any family relationship with any director or executive officer of the Company, or (iii) is involved in any legal proceeding which would require disclosure under this item.

Incorporated herein by reference is the information to be provided under the captions "Proposal I. Election of Directors" in our definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after June 30, 2023 (2023 Proxy Statement). Also incorporated herein by reference is the information to be set forth under the caption "Ethics and Corporate Governance-Code of Conduct" and "Ethics and Corporate Governance-Corporate Governance" in the 2023 Proxy Statement.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Exchange Act. The members of the Audit Committee are: William M. Lambert (Chair); Sagar A. Patel; Paul Sternlieb and Steven H. Wunning. Incorporated herein by reference is the information provided under the caption "Board of Directors and Board Committees-Committee Functions-Audit Committee" in the 2023 Proxy Statement.

## ITEM 11 — EXECUTIVE COMPENSATION

Incorporated herein by reference from our 2023 Proxy Statement is the information to be set forth under the captions "Executive Compensation, Compensation Discussion and Analysis," "Compensation Committee Report," "Analysis of Risk Inherent in our Compensation Policies and Practices," "Executive Compensation Tables," "2023 Nonqualified Deferred Compensation," "Retirement Programs" and "Potential Payments Upon Termination or Change in Control." Also incorporated herein by reference from our 2023 Proxy Statement is the information to be set forth under the captions "Board of Directors Compensation and Benefits" and "Board of Directors and Board Committees - Committee Functions - Compensation Committee Interlocks and Insider Participation."

## ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference from our 2023 Proxy Statement are: (i) the information to be set forth under the caption "Equity Compensation Plans," (ii) the information to be set forth under the caption "Ownership of Capital Stock by Directors, Nominees and Executive Officers" with respect to the directors' and officers' shareholdings; and (iii) the information to be set forth under the caption "Principal Holders of Voting Securities" with respect to other beneficial owners.

## ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information to be set forth under the captions "Ethics and Corporate Governance-Corporate Governance-Board of Director Review and Approval of Related Person Transactions," "Executive Compensation," "Executive Compensation Tables" and "Ethics and Corporate Governance-Corporate Governance-Board Composition and Independence" in the 2023 Proxy Statement.

## ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference is the information with respect to pre-approval policies set forth under the caption "Proposal II. Ratification of PricewaterhouseCoopers LLP (PCAOB ID 238) as our Independent Registered Public Accounting Firm for the Fiscal Year ending June 30, 2024-Audit Committee Pre-Approval Policy" and the information with respect to principal accountant fees and services set forth under "Proposal II. Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the Fiscal Year ending June 30, 2024-Fees and Services" to be set forth in the 2023 Proxy Statement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

|  | **KENNAMETAL INC.** | |
|---|---|---|
| Date: August 9, 2023 | By: | /s/ John W. Witt |
|  |  | John W. Witt |
|  |  | Vice President Finance and Corporate Controller |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /s/ CHRISTOPHER ROSSI<br>Christopher Rossi | President and Chief Executive Officer | August 9, 2023 |
| /s/ PATRICK S. WATSON<br>Patrick S. Watson | Vice President and Chief Financial Officer | August 9, 2023 |
| /s/ JOHN W. WITT<br>John W. Witt | Vice President Finance and Corporate Controller | August 9, 2023 |
| /s/ LAWRENCE W. STRANGHOENER<br>Lawrence W. Stranghoener | Chairman of the Board | August 9, 2023 |
| /s/ JOSEPH ALVARADO<br>Joseph Alvarado | Director | August 9, 2023 |
| /s/ CINDY L. DAVIS<br>Cindy L. Davis | Director | August 9, 2023 |
| /s/ WILLIAM J. HARVEY<br>William J. Harvey | Director | August 9, 2023 |
| /s/ WILLIAM M. LAMBERT<br>William M. Lambert | Director | August 9, 2023 |
| /s/ LORRAINE M. MARTIN<br>Lorraine M. Martin | Director | August 9, 2023 |
| /s/ SAGAR A. PATEL<br>Sagar A. Patel | Director | August 9, 2023 |
| /s/ PAUL STERNLIEB<br>Paul Sternlieb | Director | August 9, 2023 |
| /s/ STEVEN H. WUNNING<br>Steven H. Wunning | Director | August 9, 2023 |

**PART IV**

**ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(a) Documents filed as part of this Form 10-K report.
1. Financial Statements included in Part II, Item 8
2. Financial Statement Schedule

The financial statement schedule required by Part II, Item 8 of this document is filed as part of this report. All of the other schedules are omitted as the required information is inapplicable or the information is presented in our consolidated financial statements or related notes.

FINANCIAL STATEMENT SCHEDULE                                                Page  78

Schedule II—Valuation and Qualifying Accounts for the Years Ended June 30, 2023, 2022 and 2021

3. Exhibits

| | 3 | **Articles of Incorporation and Bylaws** | |
|---|---|---|---|
| | 3.1 | Articles of Incorporation of Kennametal Inc., as amended and restated through October 28, 2014 | Exhibit 3.(i) of the Form 8-K filed October 30, 2014 (File No. 001-05318) is incorporated herein by reference. |
| | 3.2 | By-Laws of Kennametal Inc., as amended and restated through July 26, 2016 | Exhibit 10.1 of the Form 8-K filed July 28, 2016 (File No. 001-05318) is incorporated herein by reference. |

| | 4 | **Instruments Defining the Rights of Security Holders, Including Indentures** | |
|---|---|---|---|
| | 4.1 | Indenture, dated as of June 19, 2002, by and between the Registrant and Bank One Trust Company, N.A., as trustee | Exhibit 4.1 of the Form 8-K filed June 20, 2002 (File No. 001-05318) is incorporated herein by reference. |
| | 4.2 | First Supplemental Indenture, dated as of June 19, 2002, by and between the Registrant and Bank One Trust Company, N.A., as trustee | Exhibit 4.2 of the Form 8-K filed June 20, 2002 (File No. 001-05318) is incorporated herein by reference. |
| | 4.3 | Indenture dated February 14, 2012 between Kennametal Inc. and U.S. Bank National Association | Exhibit 4.1 of the Form 8-K filed February 14, 2012 (File No. 001-05318) is incorporated herein by reference. |
| | 4.4 | First Supplemental Indenture dated February 14, 2012 between Kennametal Inc. and U.S. Bank National Association (including Form of 3.875% Note due 2022) | Exhibit 4.2 of the Form 8-K filed February 14, 2012 (File No. 001-05318) is incorporated herein by reference. |
| | 4.5 | Second Supplemental Indenture dated November 7, 2012 between Kennametal Inc. and U.S. Bank National Association (including Form of 2.650% Note due 2019) | Exhibit 4.4 of the Form 8-K filed November 7, 2012 (File No. 001-05318) is incorporated herein by reference. |
| | 4.6 | Third Supplemental Indenture dated June 7, 2018 between Kennametal Inc. and U.S. Bank National Association (including Form of 4.625% Note due June 15, 2028). | Exhibit 4.1 of the Form 8-K filed June 7, 2018 (File No. 001-05318) is incorporated herein by reference. |
| | 4.7 | Fourth Supplemental Indenture dated February 23, 2021 between Kennametal Inc. and U.S. Bank National Association | Exhibit 4.1 of the Form 8-K filed February 23, 2021 (File No. 001-05318) is incorporated herein by reference. |
| | 4.8 | Form of 2.800% Senior Note due March 1, 2031 (form included in Fourth Supplemental Indenture) | Exhibit 4.1 of the Form 8-K filed February 23, 2021 (File No. 001-05318) is incorporated herein by reference. |
| | 4.9 | Description of Registrant's Securities | Filed herewith. |

| | 10 | **Material Contracts** | |
|---|---|---|---|
| | 10.1* | Deferred Fee Plan for Outside Directors, as amended and restated effective December 30, 2008 | Exhibit 10.1 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference. |
| | 10.2* | Directors Stock Incentive Plan, as amended and restated effective December 30, 2008 | Exhibit 10.2 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference. |
| | 10.3* | Performance Bonus Stock Plan of 1995, as amended and restated effective December 30, 2008 | Exhibit 10.3 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference. |
| | 10.4* | Kennametal Inc. Stock and Incentive Plan of 2002 (as amended on October 21, 2008) | Appendix A to the 2008 Proxy Statement filed September 8, 2008 (File No. 001-05318) is incorporated herein by reference. |
| | 10.5* | Form of Indemnification Agreement for Named Executive Officers | Exhibit 10.2 of the Form 8-K filed March 22, 2005 (File No. 001-05318) is incorporated herein by reference. |
| | 10.6* | Schedule of Named Executive Officers who have entered into the Form of Indemnification Agreement as set forth in Exhibit 10.5 | Filed herewith. |
| | 10.7* | Kennametal Inc. Executive Retirement Plan (for Designated Officers) (as amended effective December 30, 2008) | Exhibit 10.8 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference. |
| | 10.8* | Amendment No. 1 to Kennametal Inc. Executive Retirement Plan (dated January 27, 2015) | Exhibit 10.2 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| | 10.9* | Amendment No. 2 to Kennametal Inc. Executive Retirement Plan (dated June 18, 2015) | Exhibit 10.1 of the Form 8-K filed June 23, 2015 (File No. 001-05318) is incorporated herein by reference. |
| | 10.10* | Kennametal Inc. Supplemental Executive Retirement Plan (as amended effective December 30, 2008) | Exhibit 10.9 of the December 31, 2008 Form 10-Q filed February 4, 2009 (File No. 001-05318) is incorporated herein by reference. |
| | 10.11* | Amendment No. 1 to the Kennametal Inc. Supplemental Executive Retirement Plan (as amended effective December 30, 2008) (dated June 18, 2015) | Exhibit 10.2 of the Form 8-K filed June 23, 2015 (File No. 001-05318) is incorporated herein by reference. |

| 10.12* | Description of Compensation Payable to Non-Employee Directors | Exhibit 10.12 of the Form 10-K filed August 10, 2018 (File No. 001-05318) is incorporated herein by reference. |
| --- | --- | --- |
| 10.13* | Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010) | Exhibit 10.5 of Form 10-Q filed February 8, 2011 (File No. 001-05318) is incorporated herein by reference. |
| 10.14* | Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2010) | Exhibit 10.6 of Form 10-Q filed February 8, 2011 (File No. 001-05318) is incorporated herein by reference |
| 10.15* | Form of Officer's Employment Agreement with certain Named Executive Officers | Exhibit 10.1 of Form 8-K filed May 13, 2011 (File No. 001-05318) is incorporated herein by reference. |
| 10.16* | Schedule of Executive Officers who have entered into the Form of Officer's Employment Agreement as set forth in Exhibit 10.15 | Exhibit 10.16 of the Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated herein by reference. |
| 10.17* | Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013) | Appendix A of the 2013 Proxy Statement filed September 17, 2013 (File No. 001-05318) is incorporated herein by reference. |
| 10.18* | Form of Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.39 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.19* | Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.41 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.20* | Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.42 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.21* | Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.43 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.22* | Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.45 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.23* | Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.46 of Form 10-K filed August 13, 2014 (File No. 001-05318) is incorporated herein by reference. |
| 10.24* | Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013) | Exhibit 10.1 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.25* | Form of Kennametal Inc. Performance Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.3 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.26* | Form of Kennametal Inc. Restricted Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.4 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.27* | Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.5 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.28* | Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.6 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.29* | Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.8 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.30* | Form of Kennametal Inc. Nonstatutory Stock Option Award for Non-Employee Directors (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.9 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.31* | Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.10 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |
| 10.32* | Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.12 to the Form 8-K dated February 2, 2015 (File No. 001-05318) is incorporated herein by reference. |

| 10.33* | Form of Kennametal Inc. Performance Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.1 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
|---|---|---|
| 10.34* | Form of Kennametal Inc. Restricted Unit Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.3 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
| 10.35* | Form of Kennametal Inc. Restricted Unit Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.5 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
| 10.36* | Form of Kennametal Inc. Cash Settled Share-Based Award for China-based Employees (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.6 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
| 10.37* | Form of Kennametal Inc. Nonstatutory Stock Option Award (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.7 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
| 10.38* | Form of Kennametal Inc. Nonstatutory Stock Option Award - Alternate Form (granted under Amendment No. 1 to the Kennametal Inc. Stock and Incentive Plan of 2010 (As Amended and Restated October 22, 2013)) | Exhibit 10.9 to the Form 8-K dated July 30, 2015, (File No. 001-05318) is incorporated herein by reference. |
| 10.39* | Kennametal Inc. 2016 Stock and Incentive Plan | Appendix C of 2016 Proxy Statement filed September 13, 2016 (File No. 001-05318) is incorporated by reference herein. |
| 10.40* | Form of Kennametal Inc. Performance Unit Award (granted under Kennametal Inc. Stock and Incentive Plan of 2010, as amended and restated on October 22, 2013, and amended on January 27, 2015) | Exhibit 10.1 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein. |
| 10.41* | Form of Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. 2016 Stock and Incentive Plan) | Exhibit 10.4 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein. |
| 10.42* | Form of Kennametal Inc. Cash Settled Share-Based Award for China-Based Employees (granted under the Kennametal Inc. 2016 Stock and Incentive Plan) | Exhibit 10.5 of the Form 10-Q filed November 7, 2016 (File No. 001-05318) is incorporated by reference herein. |
| 10.43* | Form of Kennametal Inc. Restricted Stock Unit Award (three year cliff vest) (granted under the Kennametal Inc. 2016 Stock and Incentive Plan) | Exhibit 10.1 of the Form 10-Q filed February 8, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.44* | Form of Updated Kennametal Inc. Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.74 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.45* | Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.75 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.46* | Form of Kennametal Inc. Cash-Settled Restricted Unit Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.76 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.47* | Form of Updated Kennametal Inc. Cash-Settled Restricted Unit Award for China-based Employees (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.52 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein. |
| 10.48* | Form of Kennametal Inc. Performance Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.77 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.49* | Form of Fiscal 2020 Kennametal Inc. Performance Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.54 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein. |
| 10.50* | Form of Kennametal Inc. Retention Restricted Unit Award (granted under the Kennametal Inc. Stock and Incentive Plan of 2016) | Exhibit 10.78 to Form 10-K filed August 14, 2017 (File No. 001-05318) is incorporated by reference herein. |
| 10.51* | Form of Amended and Restated Officer's Employment Agreement with President and CEO Christopher Rossi | Exhibit 10.2 to Form 10-Q filed November 6, 2018 (File No. 001-05318) is incorporated by reference herein. |
| 10.52* | Kennametal Inc. Restoration Plan (dated January 1, 2018) | Exhibit 10.1 of the Form 8-K filed November 3, 2017 (File No. 001-05318) is incorporated herein by reference. |
| 10.53* | Kennametal Inc. Restoration Plan Adoption Agreement (dated January 1, 2018) | Exhibit 10.2 of the Form 8-K filed November 3, 2017 (File No. 001-05318) is incorporated herein by reference. |
| 10.54* | Second Amendment to the Kennametal Inc. Restoration Plan (dated July 1, 2019) | Exhibit 10.59 to Form 10-K filed August 13, 2019 (File No. 001-05318) is incorporated by reference herein. |
| 10.55* | 2018 Form of Officer's Employment Agreement with certain Named Executive Officers | Exhibit 10.60 of the Form 10-K filed August 10, 2018 (File No. 001-05318) is incorporated by reference herein. |
| 10.56* | Schedule of Executive Officers who have entered into the 2018 Form of Officer's Employment Agreement as set forth in Exhibit 10.55 | Filed herewith. |

| 10.57 | Sixth Amended and Restated Credit Agreement dated as of June 14, 2022, among Kennametal Inc. and Kennametal Europe GmbH (the "Borrowers") and the several banks and other financial institutions or entities from time to time parties thereto (the "Lenders"), Bank of America, N.A., London Branch, as Euro Swingline Lender, PNC Bank, National Association and JPMorgan Chase Bank, N.A., as co-syndication agents, BNP Paribas, Citizens Bank, N.A., Mizuho Bank, Ltd., and U.S. Bank National Association, as co-documentation agents and Bank of America, N.A., as administrative agent. | Exhibit 10.1 of the Form 8-K filed June 15, 2022 (File No. 001-05318) is incorporated herein by reference. |
|---|---|---|
| 10.58* | Form of Kennametal Inc. Restricted Unit Award (three-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.1 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.59* | Form of Kennametal Inc. Restricted Unit Award (two-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.2 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.60* | Form of Kennametal Inc. Cash-Settled Long-Term Incentive Award for China-based employees (two-year cliff vest) (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.3 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.61* | Form of Kennametal Inc. Restricted Unit Award for Non-Employee Directors (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.4 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.62* | Form of Kennametal Inc. Restricted Unit Award (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.5 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.63* | Form of Kennametal Inc. Cash-Settled Long-Term Incentive Award for China-based employees (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.6 of the Form 10-Q filed February 3, 2021 (File No. 001-05318) is incorporated herein by reference. |
| 10.64* | Form of Kennametal Inc. Performance Unit Award (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Exhibit 10.65 to Form 10-K filed August 10, 2021 (File No. 001-05318) is incorporated by reference herein. |
| 10.65* | Kennametal Inc. 2020 Stock and Incentive Plan | Appendix B of 2020 Proxy Statement filed September 15, 2020 (File No. 001-05318) is incorporated by reference herein. |
| 10.66* | Form of Kennametal Inc. Cash-Settled Performance Unit Award for China-based employees (granted under the 2020 Kennametal Inc. Stock and Incentive Plan) | Filed herewith. |
| **21** | **Subsidiaries of the Registrant** | **Filed herewith.** |
| **23** | **Consent of Independent Registered Public Accounting Firm** | **Filed herewith.** |
| **31** | **Certifications** | |
| 31.1 | Certification executed by Christopher Rossi, President and Chief Executive Officer of Kennametal Inc. | Filed herewith. |
| 31.2 | Certification executed by Patrick S. Watson, Vice President and Chief Financial Officer of Kennametal Inc. | Filed herewith. |
| **32** | **Section 1350 Certifications** | |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Christopher Rossi, President and Chief Executive Officer of Kennametal Inc.; and Patrick S. Watson, Vice President and Chief Financial Officer of Kennametal Inc. | Filed herewith. |

*Denotes management contract or compensatory plan or arrangement.

| **101** | **XBRL** | |
|---|---|---|
| 101.INS[1] | XBRL Instance Document. | Filed herewith. |
| 101.SCH[2] | XBRL Taxonomy Extension Schema Document. | Filed herewith. |
| 101.CAL[2] | XBRL Taxonomy Extension Calculation Linkbase Document. | Filed herewith. |
| 101.DEF[2] | XBRL Taxonomy Definition Linkbase | Filed herewith. |

| 101.LAB[(2)] | XBRL Taxonomy Extension Label Linkbase Document. | Filed herewith. |
| 101.PRE[(2)] | XBRL Taxonomy Extension Presentation Linkbase Document. | Filed herewith. |

[(1)]  The instance document does not appear in the Interactive Data File because its XBRL (Extensible Business Reporting Language) tags are embedded within the Inline XBRL document.

[(2)]  Attached as Exhibit 101 to this report are the following documents formatted in Inline XBRL: (i) the Consolidated Statements of Income for the years ended June 30, 2023, 2022 and 2021, (ii) the Consolidated Statements of Comprehensive Income for the years ended June 30, 2023, 2022 and 2021, (iii) the Consolidated Balance Sheets at June 30, 2023 and 2022, (iv) the Consolidated Statements of Cash Flows for the years ended June 30, 2023, 2022 and 2021 and (v) Notes to Consolidated Financial Statements for the years ended June 30, 2023, 2022 and 2021.

| (In thousands)<br>For the year ended June 30 | Balance at<br>Beginning<br>of Year | Charges to<br>Costs and<br>Expenses | Recoveries | Other<br>Adjustments | | Deductions<br>from<br>Reserves | | Balance at<br>End of<br>Year |
|---|---|---|---|---|---|---|---|---|
| **2023** | | | | | | | | |
| Allowance for doubtful accounts | $ 9,422 | $ 495 | $ (516) | $ (122) | [1] | $ (520) | [2] $ | 8,759 |
| Deferred tax asset valuation allowance | 14,385 | — | (3,760) | (75) | [1] | (2,269) | [3] | 8,281 |
| **2022** | | | | | | | | |
| Allowance for doubtful accounts | $ 9,734 | $ 1,242 | $ 163 | $ (321) | [1] | $ (1,396) | [2] $ | 9,422 |
| Deferred tax asset valuation allowance | 21,263 | 371 | (4,459) | 42 | [1] | (2,832) | [3] | 14,385 |
| **2021** | | | | | | | | |
| Allowance for doubtful accounts | $ 9,430 | $ 2,602 | $ 635 | $ 400 | [1] | $ (3,333) | [2] $ | 9,734 |
| Deferred tax asset valuation allowance | 16,654 | 4,115 | — | 494 | [1] | — | | 21,263 |

[1] Represents foreign currency translation adjustment.

[2] Represents uncollected accounts charged against the allowance.

[3] Represents primarily changes in tax rates and forfeited net operating loss deduction.

## ITEM 16 — FORM 10-K SUMMARY

None.

**Exhibit 21**

**CORPORATE DIRECTORY**

Our consolidated subsidiaries and affiliated companies as of June 30, 2023 are:

*Consolidated Subsidiaries and Affiliated Companies of Kennametal Inc.*
Kennametal (Malaysia) Sdn. Bhd.
Kennametal (Singapore) Pte. Ltd.
Kennametal (Thailand) Co., Ltd.
Kennametal Australia Pty. Ltd.
Kennametal de Mexico, S.A. de C.V.
Kennametal Distribution Services Asia Pte. Ltd.
Kennametal Hardpoint (Taiwan) Inc.
Kennametal Holdings Europe Inc.
Kennametal Japan Ltd.
Kennametal Korea Ltd.
Kennametal Manufacturing S.A. (Pty) Ltd.
Kennametal Shared Services Private Limited
Kennametal South Africa (Pty.) Ltd.
PT. Kennametal Indonesia Services

*Consolidated Subsidiary of Kennametal (Singapore) Pte. Ltd.*
Kennametal Vietnam LLC

*Consolidated Subsidiaries of Kennametal Holdings Europe Inc.*
Deloro Stellite Holdings Corporation
Kennametal Holdings, LLC
Kennametal Luxembourg Holding III S.à r.l.

*Consolidated Subsidiaries of Deloro Stellite Holdings Corporation*
DSGP LLC
Kennametal Stellite, L.P.
Kennametal Stellite Inc.
Kennametal Stellite (Shanghai) Co., Ltd. (Joint Venture)

*Consolidated Subsidiary of Kennametal Luxembourg Holding III  S.à r.l.*
Kennametal Luxembourg Holding S.à r.l.

*Consolidated Subsidiaries of Kennametal Luxembourg Holding S.à r.l.*
Kennametal Argentina S.A.
Kennametal Chile Ltda.
Kennametal do Brasil Ltda.
Kennametal Europe GmbH
Kennametal Luxembourg S.à r.l.
Comericializadora Kennametal Bolivia S.R.L.

*Consolidated Subsidiaries of Kennametal Luxembourg S.à r.l.*
Kennametal Asia (HK) Ltd.
Kennametal Ltd.
Kennametal Sintec Holding GmbH

*Consolidated Subsidiaries of Kennametal Asia (HK) Ltd.*
Kennametal Asia (China) Management Co. Ltd.
Kennametal (China) Co. Ltd.
Kennametal Hardpoint (Shanghai) Co., Ltd.
Kennametal (Xuzhou) Company, Ltd.

*Consolidated Subsidiary of Kennametal Sintec Holding GmbH*
Kennametal Sintec Keramik Asia Ltd.

*Consolidated Subsidiary of Kennametal Sintec Keramik Asia Ltd.*
Sunshine Powder-Tech (Shanghai) Ltd.

*Consolidated Subsidiaries of Kennametal Europe GmbH*
Hanita Metal Works, Ltd.
Kennametal Holding GmbH
Kennametal Nederland B.V.
OOO Kennametal

*Consolidated Subsidiaries of Kennametal Holding GmbH*
Kennametal GmbH
Kennametal Hungaria Kft.
Kennametal Logistics GmbH
Kennametal Shared Services GmbH
Kennametal Sintec Keramik GmbH
Widia GmbH

*Consolidated Subsidiaries and Affiliated Companies of Kennametal GmbH*
Kenci S.L.
Kennametal Belgium BVBA
Kennametal Deutschland GmbH
Kennametal France S.A.S.U.
Kennametal GmbH Organizacni Slozka
Kennametal GmbH Zweigniederlassung Osterreich
Kennametal GmbH Zweigniederlassung Rumanien
Kennametal GmbH Zweigniederlassung Slowakei
Kennametal Infrastructure GmbH
Kennametal Italia S.p.A.
Kennametal Kesici Takimlar Sanayi Ve Ticaret Anonim Sirketi
Kennametal Polska Sp. z o.o.
Kennametal Produktions GmbH & Co. KG. (partnership)
Kennametal Sp. z o.o.
Kennametal Stellram S.r.L.
Kennametal UK Limited
Ruebig Real Estate GmbH & Co. KG

*Consolidated Subsidiary of Kennametal Italia S.p.A.*
Kennametal Italia Produzione S.R.L.

*Consolidated Affiliated Company of Kennametal Produktions GmbH & Co. KG (partnership)*
Kennametal Real Estate GmbH & Co. KG (partnership)

*Consolidated Affiliated Company of Kennametal Deutschland GmbH*
Kennametal (Deutschland) Real Estate GmbH & Co. KG (partnership)

*Consolidated Subsidiary of Kennametal Sp. z o.o*
Kennametal Produkcja Sp. z o.o.

*Consolidated Subsidiaries and Affiliated Companies of Widia GmbH*
Kennametal Widia Produktions GmbH & Co. KG (partnership)
Kennametal Widia Real Estate GmbH & Co. KG (partnership)
Meturit AG

*Consolidated Subsidiary of Meturit AG*
Kennametal India Ltd.

*Consolidated Subsidiaries of Kenci S.L.*
Kenci Lda.
Kennametal Manufacturing Barcelona S.L.

*Consolidated Subsidiaries of Kennametal UK Limited*
Kennametal Logistics UK Ltd.
Kennametal Manufacturing UK Ltd.

Exhibit 31.1

I, Christopher Rossi, certify that:

1. I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:     August 9, 2023                              /s/ Christopher Rossi
                                                      Christopher Rossi
                                                      President and Chief Executive Officer

Exhibit 31.2

I, Patrick S. Watson, certify that:

1. I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:     August 9, 2023                          /s/ Patrick S. Watson
                                                 _____
                                                 Patrick S. Watson
                                                 Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kennametal Inc. (the "Corporation") on Form 10-K for the period ended June 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

/s/ Christopher Rossi
Christopher Rossi
President and Chief Executive Officer

August 9, 2023

/s/ Patrick S. Watson
Patrick S. Watson
Vice President and Chief Financial Officer

August 9, 2023

*This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

**2023 Supplemental Financial Data**

The following 2023 Supplemental Financial Data is not part of our Form 10-K.

The following financial schedules provide a reconciliation of reported results under generally accepted accounting principles in the United States of America (GAAP) to those non-GAAP financial measures included in our Annual Report to Shareholders. Management believes that investors should have available the same information that management uses to assess operating performance, determine compensation, and assess the capital structure of the Company. These non-GAAP measures should not be considered in isolation or as a substitute for the most comparable GAAP measures. Investors are cautioned that non-GAAP financial measures utilized by the Company may not be comparable to non-GAAP financial measures used by other companies.

**Adjusted Operating Income, Adjusted Operating Margin and Adjusted Earnings per Share**

The operating income and diluted earnings per share (EPS) GAAP financial measures have been presented on an adjusted basis. Detail of these adjustments is included in the reconciliations following these definitions. Management adjusts for these items in measuring internal performance to more readily compare the Company's financial performance period-to-period. Adjusted Operating Margin is calculated by dividing adjusted operating income by sales.

**Adjusted EBITDA and Adjusted EBITDA Margin**

EBITDA is a non-GAAP financial measure and is defined as net income attributable to Kennametal (the most directly comparable GAAP measure), with interest expense, interest income, provision for income taxes, depreciation and amortization added back. Management believes that EBITDA is widely used as a measure of operating performance and is an important indicator of the Company's operational strength and performance. The measure should not be considered in isolation or as a substitute for operating income, operating cash flows or any other measure for determining liquidity that is calculated in accordance with GAAP. Additionally, Kennametal will present EBITDA on an adjusted basis. Management uses this information in reviewing operating performance. EBITDA Margin and Adjusted EBITDA Margin are calculated by dividing EBITDA and Adjusted EBITDA, respectively, by sales.

**Organic Sales Growth**

Organic sales growth is a non-GAAP financial measure of sales growth (which is the most directly comparable GAAP measure) excluding the impacts of acquisitions, divestitures, business days and foreign currency exchange from year-over-year comparisons. Management believes this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis.

**Free Operating Cash Flow**

Free operating cash flow (FOCF) is a non-GAAP financial measure and is defined as cash provided by operating activities (which is the most directly comparable GAAP measure) less capital expenditures, plus proceeds from disposals of property, plant and equipment. Management considers FOCF to be an important indicator of the Company's cash generating capability because it better represents cash generated from operations that can be used for dividends, debt repayment, strategic initiatives, and other investing and financing activities.

**RECONCILIATIONS (UNAUDITED)**

| YEAR ENDED JUNE 30, 2023 (UNAUDITED)<br>(in millions, except percents and per share data) | Operating Income | | Diluted EPS |
|---|---|---|---|
| Reported Results | $ | 192.4 | $ 1.46 |
| Reported Margin | | 9.3 % | |
| Restructuring and related charges | | 6.6 | 0.06 |
| Adjusted Results | $ | 199.0 | $ 1.52 |
| Adjusted Margin | | 9.6 % | |

| YEAR ENDED JUNE 30, 2022 (UNAUDITED)<br>(in millions, except percents and per share data) | | Operating<br>Income | | Diluted EPS |
|---|---|---|---|---|
| Reported Results | $ | 218.1 | $ | 1.72 |
| Reported Margin | | 10.8 % | | |
| Restructuring and related charges | | 4.2 | | 0.03 |
| Charges related to Russian and Ukrainian operations[1] | | 2.7 | | 0.03 |
| Gain on New Castle divestiture | | (1.0) | | — |
| Adjusted Results | $ | 224.1 | $ | 1.78 |
| Adjusted Margin | | 11.1 % | | |

[1] During fiscal 2022, the Company ceased operations in Russia and is in the process of liquidating the legal entity.

| YEAR ENDED JUNE 30, 2021 (UNAUDITED)<br>(in millions, except percents and per share data) | | Operating<br>Income | | Diluted EPS |
|---|---|---|---|---|
| Reported Results | $ | 102.2 | $ | 0.65 |
| Reported Margin | | 5.5 % | | |
| Restructuring and related charges | | 40.4 | | 0.40 |
| Discrete tax benefit | | — | | (0.11) |
| Effects of early extinguishment of debt | | — | | 0.08 |
| Partial annuitization of Canadian pension plans | | — | | 0.02 |
| Adjusted Results | $ | 142.6 | $ | 1.04 |
| Adjusted Margin | | 7.7 % | | |

| ADJUSTED EBITDA (UNAUDITED)<br>(in millions, except percents) | | Year Ended June 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 |
| Net income attributable to Kennametal, reported | $ | 118.5 | $ | 144.6 | $ | 54.4 |
| Add back: | | | | | | |
| Interest expense | | 28.5 | | 25.9 | | 46.4 |
| Interest income | | (0.9) | | (1.0) | | (0.9) |
| Provision for income taxes | | 36.3 | | 56.5 | | 6.2 |
| Depreciation | | 121.4 | | 118.7 | | 112.4 |
| Amortization | | 12.6 | | 13.0 | | 14.0 |
| EBITDA | | 316.4 | | 357.8 | | 232.6 |
| Margin | | 15.2 % | | 17.8 % | | 12.6 % |
| Adjustments: | | | | | | |
| Restructuring and related charges | | 6.6 | | 4.2 | | 40.4 |
| Charges related to Russian and Ukrainian operations[1] | | — | | 2.7 | | — |
| Gain on New Castle divestiture | | — | | (1.0) | | — |
| Partial annuitization of Canadian pension plans | | — | | — | | 2.7 |
| Adjusted EBITDA | $ | 323.0 | $ | 363.7 | $ | 275.6 |
| Adjusted Margin | | 15.5 % | | 18.1 % | | 15.0 % |

[1] During fiscal 2022, the Company ceased operations in Russia and is in the process of liquidating the legal entity.

| ORGANIC SALES GROWTH (UNAUDITED) | Year Ended<br>June 30, 2023 |
|---|---|
| Organic sales growth | 9 % |
| Foreign currency exchange effect[2] | (5)% |
| Business days effect[3] | (1)% |
| Sales growth | 3 % |

[2] Foreign currency exchange effect is calculated by dividing the difference between current period sales and current period sales at prior period foreign exchange rates by prior period sales.

[3] Business days effect is calculated by dividing the year-over-year change in weighted average working days (based on mix of sales by country) by prior period weighted average working days.

| FREE OPERATING CASH FLOW (UNAUDITED)<br>(in millions) | Year Ended<br>June 30, 2023 |
|---|---|
| Net cash flow provided by operating activities | $ 257.9 |
| Purchases of property, plant and equipment | (94.4) |
| Proceeds from disposals of property, plant and equipment | 5.0 |
| Free operating cash flow | $ 168.6 |

# Board of Directors

**Joseph Alvarado**
Board of Directors, Arcosa, Inc.,
PNC Financial Services Group, Inc.
and Trinseo, S.A.

**Cindy L. Davis**
Board of Directors, Brinker International, Inc.
and Deckers Outdoor Corporation

**William J. Harvey**
Board of Directors, Bridgestone Americas, Inc.,
Clean Chemistry, Inc., Huber Engineered Woods
LLC, and Origin Materials, Inc.

**William M. Lambert**
Board of Directors, MSA Safety Incorporated

**Lorraine M. Martin**
Board of Directors, President and CEO,
National Safety Council
IperionX Limited

**Sagar A. Patel**
Retired Business Group President,
Engine Systems, Woodward, Inc.

**Christopher Rossi**
President and CEO, Kennametal Inc.

**Paul Sternlieb**
President and CEO and Board Member,
Enerpac Tool Group

**Lawrence W. Stranghoener**
Chairman of the Board, Kennametal Inc.

**Steven H. Wunning**
Board of Directors, Summit Materials, Inc.

# Corporate Information

**World and Americas Headquarters**

Kennametal Inc.
525 William Penn Place
Suite 3300
Pittsburgh, PA 15219
U.S.A.

Toll-free number for U.S. and Canada:
800-446-7738

www.kennametal.com

**Europe Headquarters**

Kennametal Europe GmbH
Rheingoldstrasse 50
CH 8212 Neuhausen am Rheinfall
Switzerland

(41) 52-6750-100 Tel

**Asia Headquarters**

Kennametal Singapore Pte. Ltd
ICON@IBP #01-02/03/05
3A International Business Park
Singapore 609935

(65) 6-2659222 Tel

**India Headquarters**

Kennametal India Limited, 8/9th Mile
Tumkur Road
Bengaluru, Karnataka 560073

(91) 80-4328-1444 Tel

**Transfer Agent, Registrar of Stock
and Dividend Disbursing Agent**

Correspondence should be mailed to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be
sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Toll-free number for U.S.,
Canada & Mexico:
866-211-6288

For rest of world:
201-680-6578

www.computershare.com/investor

**Stock Listing**

The New York Stock Exchange
Ticker Symbol: KMT
CUSIP No.: 489170100



---

**Independent Registered Public Accounting Firm**

PricewaterhouseCoopers LLP

**Investor Relations and Media Information**

Securities analysts, shareholders and others seeking financial information should call Michael Pici,
Vice President, Investor Relations, 412-790-0792. News media and others seeking general
information should contact Lori Lecker, Vice President, Corporate Relations and Communications,
412-248-8224.

**Dividend Reinvestment and Stock Purchase Plan**

This plan provides shareholders with a convenient way to acquire additional shares of Kennametal
stock without paying brokerage fees or service charges. Participants may reinvest their dividends,
plus cash if desired, to acquire these additional shares. Computershare administers the plan and
acts as the agent for the participants. For more information, contact Computershare toll free at
866-211-6288 or at 201-680-6578, or visit www.computershare.com/investor.

**Equal Opportunity Employer**

Kennametal is an equal opportunity
employer. All matters regarding recruiting,
hiring, training, compensation, benefits,
promotions, transfers and all other
personnel policies will continue to be free
from discriminatory practices.

**Annual Meeting**

The Annual Meeting of Shareholders will be
held virtually, via live audio only webcast,
on Tuesday, October 24, 2023, at 2:00 pm
(ET). Notice of the meeting will be mailed
on or about Tuesday, September 12, 2023,
to shareholders of record at the close of
business on Wednesday, August 30, 2023.
All shareholders are cordially invited
to attend. Proxies will be solicited by the
Board of Directors.



www.kennametal.com